Form 10-K405, Exhibit 13
period 1998-12-31
THISTLE GROUP HOLDINGS CO
filed 1999-03-31
CIK 1058539

EXHIBIT 13
                                   about our
                                    company

                               (GRAPHIC OMITTED)
                                      TGH

Thistle Group Holdings, Co. is a unitary thrift holding company headquartered in Philadelphia, PA. Its principal subsidiary, Roxborough-Manayunk Bank, is a federally chartered stock savings bank serving customers through six offices in Philadelphia and Delaware Counties. The Bank provides a full range of retail banking services, with emphasis on one- to four-family residential mortgages. Its primary lending area consists of the far northwest sections of Philadelphia, South Philadelphia and Montgomery County, PA. Thistle Group Holdings, Co.'s stock is traded on The Nasdaq Stock MarketT under the symbol "THTL."


                               (PICTURE OMITTED)
                                 John F. McGill
                                   1937-1998
                             Leader, Mentor, Father
                                    & Friend

                                    FINANCIAL
                                   HIGHLIGHTS

(Dollars in thousands)                            1998        1997        1996
--------------------------------------------------------------------------------
Net income (loss)                             $   2,350   $   3,354   $    (363)

Total assets                                    492,039     276,650     294,332

Loans (net)                                     136,466      97,435     100,773

Mortgage-backed securities available for sale   229,883     111,486      93,410

Investment securities held to maturity           54,129      34,529      46,464

Investment securities available for sale         20,274       3,698       2,631

Deposits                                        276,390     230,558     256,546

FHLB advances                                   106,884       7,884       7,884

Stockholders' equity                            100,229      28,470      24,581


                               (GRAPHIC OMITTED)
president's
letter

                                                               (PICTURE OMITTED)

Thistle Group Holdings, Co. is a new name in financial services, but it has been an important presence in the communityfor nearly sixty years. As Roxborough-Manayunk Bank, we have earned our customers' faith and allegiance. As Thistle Group Holdings, Co., we are also determined to earn our shareholders' confidence and loyalty.

Thistle Group Holdings, Co. has taken decisive action and maintained a clear strategic direction since it was officially established on July 14, 1998, with Roxborough- Manayunk Bank as its core business.The Company has already made significant progress toward achieving the key goals outlined in its prospectus.

At year-end, Thistle Group Holdings, Co. reported total assets of $492 million, an increase of $215.4 million from 1997. Net income for the year was $2.3 million and diluted earnings per share (from the date of conversion through December 31, 1998) was $.16. At Roxborough-Manayunk Bank, core growth remained the focus for 1998, as demonstrated by an increase of 40 percent in loans and 20 percent in deposit growth.

Selecting a Structure

As a unitary thrift holding company, Thistle Group Holdings, Co. is ideally positioned for future growth, operating within a structure that will enable us to develop a network of non-bank affiliates, while growing its core banking business. This ability to diversify and generate non- interest sensitive forms of revenue will provide distinct advantages that can increase earnings, act as a buffer against interest rate fluctuations, and position us as a focused
competitor  in  the  financial   services  industry.

Utilizing Capital
Market Techniques

Late last year, the Company requested to repurchase up to 15 percent of its outstanding stock and received approval in January of 1999. The continued market volatility has giventhe Company the extraordinary opportunity to repurchase much of its outstanding stock at levels that are accretive to earningsand book value. Going forward, we will continue to carefully track policy issues impacting the market and take full advantageof appropriate capital market opportunities as they arise.

Expanding the Delivery
Network

Consolidation among the largest financial services providers has created a wealth of opportunities for smaller, more flexible organizations. The Company's strategy is to identify growth markets and step in as an attractive alternative for customers who wish to establish new banking relationships.

Implementing a Wholesale
Leverage Strategy

Our near-term strategy for utilizing excess capital and enhancing earnings per share involves employing a wholesale leverage strategy. We have targeted minimum spread requirementsfor these transactions in order that each transaction contributes to earnings. To date all leverage transactions, when funded,have exceeded our minimum spread targets.

Attracting Top Personnel

We recognize that our future success is keenly linked to the effectiveness of its management and their ability to execute the business plan. We have successfully attracted experienced professionals in their fields who are interested in joining an exciting young organization and contributing to its growth. To date, the Company has added people in the areas of financial reporting and operations, asset/liability management, and commercial lending.

Investing in Technology

The Company and the Bank have effectively achieved Year 2000 compliance with the completion, last August, of an 18-month systems conversion project.The project team went througha comprehensive process that included determining currentand future needs, selecting vendors whose products are Y2K compliant, finding the best software solutions and purchasing the most compatible hardware. We will continue to monitorthird party relationships to ensure a smooth transition into thenew millennium.

Supporting Shareholder Value

Thistle Group Holdings, Co. declared an initial dividend of $.05 per share in September 1998 and later established a dividend reinvestment plan in December. We recognize that the collective use of capital management tools, including dividends, assist in supporting shareholder value. Maximizing shareholder value,the Company's primary focus, is evidenced by the exceptional amount of stock owned by our board, management and entire staff.

In its first half-year of operation, the Company demonstrated its ability to establish a plan and execute. Clearly the unitary thrift holding company structure provides the superb platform from which to deliver financial services effectively. Management believes that the Company is ideally positioned to meet its future challenge of effectively competing in a changing industry charged with the profitable delivery of financial services. By accelerating the pace set last year, Thistle Group Holdings, Co. plans to make 1999 another year of significant accomplishment.

Sincerely,


/s/John F. McGill, Jr.

John F. McGill, Jr.
Chairman and Chief Executive Officer

                               (GRAPHICS OMITTED)
                                strong roots in
                                 the community

Roxborough- Manayunk Bank is, in every sense of the word, a community bank. With nearly sixty years of steady profitability and growth, it has a strong foundation from which to buildin the future. In an era where many of its peers are trying desperately to forge new ties in the community, RMB continues to service relationships that go back two and three generations. The good will it has created over the years by its responsiveness to the needs of the customers provides a competitive advantage that money simply cannot buy.


RMB is the core business unit from which the holding company, Thistle Group Holdings, Co., will grow and expand in 1999 and beyond. The Bank, with six offices in Philadelphia and Delaware counties, provides a full range of retail banking services, with emphasis onone-to four-family residential mortgages.

RMB has a proud legacy of continuously providing its customers with essential financial services. During the late 1930's, when the country was beginning to come out of the Great Depression, there were signs in Philadelphia that the worst would soon be over. After yearsof stagnation, the housing market was beginning to revive. People were ready to buy houses, but home financing was difficult to achieve for many. The large Philadelphia banks that dominated the business within the city did not realize the opportunity of providing banking services to more remote neighborhoods. Recognizing an opportunity to meet the needs of the local community, in 1939, Francis E. McGill merged several local thrifts and non-insured building and loan associations. He established what is now Roxborough-Manayunk Bank asa locally managed, federally insured depository institution. Grateful neighborhood residents flocked to the new bank, ready to do business.

Since then, RMB has been continuously operated by members of the McGill family, who have managed the Bank through many different markets for three generations. Francis McGill's grandson, John F. McGill, Jr., now serves as the President/CEO of the Bank. RMB has prospered through many business cycles, always making the needs of its customers its first priority.

                                   serving the
                                 neighborhoods

Philadelphia has long been known as a city of neighborhoods. Each has its own name, its own distinctive character, and a history dating back at least a century. Roxborough-Manayunk Bank's primary customer base covers two of these neighborhoods: Roxborough and Manayunk.

Located several miles upstream from the center of Philadelphia, this extraordinarily diverse area provides the Bank unique access to a broad spectrum of customers. Add the communities of Overbrook, West Philadelphia and Yeadon, where the Bank also has branches, and its market area spans neighborhoods as diverse as the city itself.

RMB's main office is on Ridge Avenue, the commercial thoroughfare of the Roxborough neighborhood. The office is that rare kind of place where customers and tellers greet each other by name. That easy give and take is typical of this solid, close-knit community. It is an established community known as a good place to buy a house and raise a family. Real estate is affordable and Fairmount Park, the largest urban park in the country, is close by. Somehow, the Roxborough neighborhood has managed to retain a small-town feeling within the city limits.

In the Manayunk neighborhood, where a network of narrow streets winds downhill toward the Schuylkill River, the community becomes even more diverse. It includes a mixture of long-time residents and newcomers attracted by the historic, almost European ambiance of the neighborhood and its convenient location close to major highways and public transportation.

Manayunk has transformed itself over the last two decades. Once a declining light industrial retail strip, Main Street is now lined with clothing boutiques, antique stores, art galleries and dozens of restaurants. Weekend visitors flock to this well recognized urban "destination." Several times each year, thousands of residents and visitors are drawn to Manayunk to enjoy the town, its amenities and even a world professional bicycle race.

RMB has always welcomed changes in its community because they present new opportunities. During Main Street's evolution, the Bank provided local financial support to entrepreneurs helping them grow their businesses. Roxborough-Manayunk Bank values its enduring relationships with customers and welcomes the chance to establish ties with new neighbors.

                               (GRAPHICS OMITTED)

                               (GRAPHICS OMITTED)
                                  growing and
                                   expanding

Changes in the financial services industry are presenting exciting opportunities for Roxborough- Manayunk Bank. As merger and acquisition activity continues, dissatisfied customers of large financial institutions are increasingly choosing to move their banking relationships elsewhere. Many are shifting to smaller, community-based banks like RMB where their individual needs will be identified and met. RMB is anxious to attract these new customers.

Focus. Roxborough-Manayunk Bank's customer base has traditionally been individuals, households and small businesses-this will remain our focus. In 1999, RMB will concentrate more than ever on solidifying its relationships with the local business community by continuing to support businesses with products like merchant-account processing, commercial checking and enhanced lending capabilities.

Branch Expansion. In an effort to increase franchise value, the Bank recognizes that deposit growth is essential. The Bank regularly searches for locations outside of its traditional service area for new branching opportunities throughout the region.

Enhanced Delivery. RMB's investment in technology enables customers to choose how they want to access banking services. In 1999, new bank services including Internet banking, voice response and additional ATM's will help meet the needs of the Bank's increasingly diverse and sophisticated customer base.

Increased Advertising. RMB has traditionally attracted new customers through referraland reputation throughout the community. In 1999 using a variety of media, the Bank willfocus on increasing its market share through effectively targeting and communicating products and services.

                                   harnessing
                                   technology

Roxborough-Manayunk Bank allocates its resources efficiently, placing a high priority on technology. As the millennium approaches, RMB is pleased to report the completion of an 18-month technology project having converted the data processing system, including a conversion of software and hardware to a Y2K compliant PC- based system. The data base systems now in place gives RMB greater operating abilities at teller and customer service stations, while at the same time offers powerful asset/liability modeling capabilities.

The Bank has consistently been willing to devoteits resources to acquiring the vital tools needed to manage its business and deliver services to customers. Through intelligent planning, strategic management and timely implementation of its business plan, the Bank is prepared for the future.


Management's Discussion and Analysis of Financial Condition           Thistle Group Holdings, Co. and Subsidiary
and Results of  Operations

     This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes.

     The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward- looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general market conditions. Thistle Group Holdings, Co. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

     Thistle Group Holdings, Co. (the "Company") is a Pennsylvania Corporation which was organized in March 1998 to acquire all of the Capital Stock of Roxborough-Manayunk Bank (the "Bank") in the Conversion and Reorganization. Thistle Group Holdings, Co. is a unitary thrift holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments.

     Roxborough-Manayunk Bank is a federally chartered stock savings bank. The Bank serves the Pennsylvania counties of Philadelphia and Delaware through a network of six offices, providing a full range of retail banking services, with emphasis on the origination of one- to four-family residential mortgages.

     The Bank is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate and purchase loans secured by one- to four-family residences. In addition, the Bank originates consumer loans, such as home equity loans, and home equity lines of credit. Such loans generally provide for higher interest rates and shorter terms than single-family residential real estate loans. To a lesser extent, the Bank originates loans secured by existing multi-family residential and nonresidential real estate.

Asset and Liability Management

     The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk existing in certain assets and liabilities, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through asset and liability management, the Company seeks to reduce both the vulnerability and volatility of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Company's CEO and comprised of members of the Company's senior management. The ALCO meets at least monthly to review, among other things, liquidity and cash flow needs, current market conditions and interest rate environment, the sensitivity to interest rate changes of the Company's assets and liabilities, the book and market values of assets and liabilities, unrealized gains and losses, and the purchase and sale activity and maturities of investments, deposits and borrowings. In addition, the Chief Financial Officer reviews the pricing of the Company's residential loans and deposits at least weekly. The ALCO reports to the Board of Directors on at least a quarterly basis.

     The Company's primary asset/liability monitoring tool consists of various asset/liability simulation models which are prepared on a quarterly basis and are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate environments.

     A more conventional but limited asset/liability monitoring tool involves an analysis of the extent to which assets and liabilities are interest rate sensitive and measures an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. While a conventional gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no

Management's Discussion and Analysis of Financial Condition           Thistle Group Holdings, Co. and Subsidiary
and Results of  Operations                                           (continued)

presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment. For the purposes of the table below, loans and mortgage-backed securities are presented in the period in which they amortize, reprice, or mature and do not contain prepayment assumptions. Passbook and statement savings accounts are assumed to decay at a rate of 30.0%, 30.0%, and 40.0% in each of the first three years, respectively. Money Market ("MMDA") and negotiable order of withdrawal ("NOW") accounts are assumed to decay at a rate of 75% and 25%, in one year or less and over one year, respectively. Roxborough-Manayunk Bank's passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments.

     Management believes that the assumptions used by it toevaluate the vulnerability of the Company's operations to changes in interest rates are conservative and consider them reasonable. However, the interest rate sensitivity of the Company's assets and liabilities as portrayed in the table below could vary substantially if different assumptions were used or actual experience differs from the assumptions used in the table.

     The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1998, based on the information and assumptions set forth above.

                                              Within         Six to       More than     More than
                                                Six          Twelve      One Year to   Three Years   Over Five
                                              Months         Months      Three Years   to Five Years   Years        Total
                                              ------         ------      -----------   -------------   -----        -----
Interest-earning assets:
  Loans receivable                           $   5,635     $   6,527     $  14,103     $  15,634     $  94,567    $ 136,466
  Mortgage-backed securities                     3,639         3,761        15,619        17,055       189,809      229,883
  Investment securities                            178                       5,032                      74,537       79,747
  Interest-earning deposits                     23,615                                                               23,615
                                             ---------      --------      --------      --------      --------     --------
    Total interest-earning assets            $  33,067     $  10,288     $  34,754     $  32,689     $ 358,913    $ 469,711
                                             ---------      --------      --------      --------      --------     --------
Interest-bearing liabilities:
  Deposits                                   $  90,128     $  82,167     $  97,020     $   7,075                  $ 276,390
  Advances from borrowers
    for taxes and insurance                      2,229                                                                2,229
                                             ---------                                                             --------
  FHLB Advances                                                                                      $ 106,884      106,884
                                             ---------      --------      --------      --------      --------     --------
    Total interest-bearing liabilities       $  92,357     $  82,167     $  97,020     $   7,075     $ 106,884    $ 385,503
                                             ---------      --------      --------      --------      --------     --------
Excess (deficiency) of interest-earning
  assets over interest-bearing liabilities   $ (59,290)    $ (71,879)    $ (62,266)    $  25,614     $ 252,029    $  84,208
                                             ---------      --------      --------      --------      --------     --------
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities               $ (59,290)    $(131,169)    $(193,435)    $(167,821)    $  84,208
                                             ---------      --------      --------      --------      --------
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities as a
  percentage of total assets                    (12.05%)      (26.66%)      (39.31%)      (34.11%)      17.11%
                                              ---------      --------      --------      --------      --------

Market Risk Analysis
Qualitative Analysis

     Management monitors the Company's net interest spreads (the difference between yields received on assets and rates paid on liabilities) and, although constrained by market conditions, economic conditions, and prudent underwriting standards, it offers deposit rates and loan rates in an attempt to maximize net interest income. Management also attempts to fund the Company's assets with liabilities of a comparable duration to minimize the impact of changing interest rates on the Company's net interest income. Since the relative spread between financial assets and liabilities is constantly changing, the Company's current net interest income may not be an indication of future net interest income.

     The Company has sought to manage its interest rate risk by maintaining a high degree of liquid assets and short-term securities, coupled with the purchase of mortgage-backed securities with shorter average lives.

     The Company constantly monitors its deposits in an effort to decrease their interest rate sensitivity. Rates of interest paid on deposits at the Company are priced competitively in order to meet the Company's asset/liability management objectives and spread requirements. As of December 31, 1998, the Company's savings accounts, checking accounts and money market deposit accounts totaled $132.6 million, or 47.9% of its total deposits. The Company believes, based on historical experience, that a substantial portion of such accounts represents core deposits.

Quantitative Interest Rate Sensitivity Analysis

     The value of the Company's loan, mortgage-backed securities and investments portfolio will change as interest rates change. Rising interest rates will decrease the Company's net portfolio value, while falling interest rates increase the value of that portfolio.

     The following table sets forth, quantitatively, for the Bank only, as of December 31, 1998, the Office of Thrift Supervision ("OTS") estimate of the projected changes in net portfolio value ("NPV") in the event of 100, 200, 300, and 400 basis points ("bp") instantaneous and permanent increase and decrease in market interest rates. Dollar amounts are expressed in thousands.

                            Net Portfolio Value            Net Portfolio Value as a % of Assets
                  --------------------------------------------------------------------------------
   Changes          in Rates                   Percentage      Net Portfolio     Basis Point
in Basis Points   Dollar Amount  Dollar Change   Change        Value Ratio        Change
                  -------------  -------------   ------        -----------        ------
     400            38,475         (33,377)        -46%            9.26%          (567)
     300            47,465         (24,387)        -34%           10.99%          (393)
     200            56,820         (15,032)        -21%           12.66%          (227)
     100            65,434          (6,428)        - 9%           14.05%           (88)
                    71,852                                        14.93%
    (100)           76,880           5,028           7%           15.49%           456
    (200)           82,821           9,969          14%           15.97%           105
    (300)           88,585          16,733          23%           16.69%           176
    (400)           96,478          24,626          34%           17.49%           256



     The OTS model is based on only the Bank level balance sheet. When various asset categories are adjusted to reflect assets held at the holding company, NPV increases to $104.09 million. In the event of an instantaneous and permanent increase of 200 basis points, NPV would decrease $17.3 million to $86.72 million, or 17%.

     Computations of prospective effects of hypothetical interest rate changes are calculated by the OTS from data provided by the Bank and are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates.

     Management cannot predict future interest rates or their effect on the Company's NPV in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable rate loans in the Company's portfolio could decrease in future periods due to refinancing activity if market interest rates remain or decrease in future periods. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

     The Company's Board of Directors is responsible for reviewing and approving the asset and liability policies. The Board meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Company's asset and liability goals and strategies. Management expects that the Company's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.


Management's Discussion and Analysis of Financial Condition           Thistle Group Holdings, Co. and Subsidiary
and Results of  Operations                                           (continued)

Changes in Financial Condition
General

     Total assets of the Company increased by $215.4 million, or 78%, from $276.6 million at December 31, 1997 to $492.0 million at December 31, 1998. The increase is primarily attributable to growth in mortgage-backed securities available for sale, loans receivable and, to a lesser extent, to investments available for sale and held to maturity. Growth in assets was funded by advances from the Federal Home Loan Bank of Pittsburgh, customer deposits, and proceeds from the issuance of common stock.

Cash and Investments

     Cash and investments (including investments available for sale) increased by $42.1 million, or 72.2%, to $100.5 million at December 31, 1998 compared to $58.4 million at December 31, 1997. The increase is primarily attributable to increases in investments held to maturity and available for sale of approximately $19.6 million and $16.5 million respectively. The increase in investments held to maturity resulted from the Company's increases in the portfolio of tax exempt municipal securities. The increase in investments available for sale resulted from the Company building a portfolio of debt and equity investments in certain financial institutions.

Loans Held for Sale and Loans Receivable, Net

     Aggregate loans receivable (loans receivable, net and loans held for sale) increased $39.1 million, or 40.1%, to $136.5 million at December 31, 1998 compared to $97.4 million at December 31, 1997 despite increasing levels of loan prepayments due to the declining interest rate environment. The increase is almost entirely attributable to an increase in one- to four-family residential loans of $37.1 million. The Company purchased $36.1 million of one- to four-family residential loans located primarily in northern New Jersey.

Mortgage-Backed Securities Available for Sale

     Mortgage-backed securities available for sale increased $118.3 million, or 106%, to $229.8 million at December 31, 1998 compared to $111.4 million at December 31, 1997. The increase was the direct result of the implementation of the Company's leveraging strategy to increase interest income.

Non-Performing Assets

     The Company's non-performing loans amounted to $390,000 at December 31, 1998, a decrease of $320,000 from $720,000 at December 31, 1997, or .07% of total  assets  at  year-end.

     Real estate acquired through foreclosure also decreased to $82,000 at December 31, 1998 compared to $116,000 at December 31, 1997.

Deposits

     Deposits increased by $45.8 million, or 19.9%, to $276.4 million at December 31, 1998 from $230.5 million at December 31, 1997. This increase was attributable to a $32.7 million increase in certificates of deposit, a $2.5 million increase in checking accounts, a $6.2 million increase in money market accounts, and a $4.4 million increase in passbook accounts.

Borrowings

     Since the Conversion and Reorganization, the Company entered into a series of borrowings to fund purchases of mortgage-backed securities and one- to four-family residential mortgage loans. The Company's total borrowings increased $99 million to $106.9 million at December 31, 1998 from $7.9 million at December 31, 1997. These transactions were structured to achieve targeted spreads in order to enhance return on equity. The Company anticipates continuing to utilize a leveraging strategy during 1999. The Federal Home Loan Bank advances mature in 2008 and have a weighted average interest rate of 5.20% at December 31, 1998.

Equity

     At December 31, 1998 total stockholders' equity was $100.2 million, or 20.4% of total assets, compared to $28.5 million, or 10.3% of total assets at December 31, 1997. The $71.7 million increase was due to net proceeds from the issuance of common stock and net income for the year, net of dividends paid.

Average Balances, Net Interest Income, Yields Earned, and Rates Paid

     The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material differences in the information presented.

                                 At                                         Year ended December 31,
                              12/31/98                 1998                         1997                           1996
                                          ------------------------------------------------------------------------------------------
                                          Average               Average    Average             Average   Average           Average
                            Yield/Cost    Balance    Interest  Yield/Cost  Balance  Interest  Yield/Cost Balance Interest Yield/Cost
                            ----------    -------    --------  ----------  -------  --------  --------------------------------------
                                                                         (Dollars in Thousands)
Interest-earning
  assets:
  Loans receivable               7.80%     $110,059    $ 8,933     8.12%   $101,472   $ 8,763     8.64%   $101,726  $ 8,603   8.46%
  Mortgage-backed
    securities                   6.06%      158,400      9,632     6.08%     93,427     6,491     6.95%     93,925    6,554   6.98%
  Cash and investment
    securities                   5.70%       64,905      4,407     6.79%     75,802     5,164     6.81%     84,033    5,107   6.08%
  Tax exempt
    securities (1)               4.89%       14,721        710     4.82%      3,328       164     4.94%
                                            -------     ------              -------    ------              -------   ------
Total interest-earning
  assets                         6.44%     $348,085    $23,682     6.80%   $274,029   $20,582     7.51%   $279,684  $20,264   7.25%
                                            -------     ------              -------    ------              -------   ------
Non-interest-earning
  assets:                                    12,037                          10,013                          9,529
                                            -------                         -------                        -------
Total assets                               $360,122                        $284,042                       $289,213
                                            -------                         -------                        -------
Interest-bearing
  liabilities:
  Regular savings
    accounts                     2.74%     $ 34,396    $ 1,129     3.28%   $ 35,448   $ 1,133     3.20%   $ 39,487  $ 1,233   3.12%
  Senior club savings            3.50%       63,238      2,462     3.89%     65,868     2,673     4.06%     71,117    2,886   4.06%
  Certificate accounts           5.32%      127,478      6,825     5.35%    116,523     6,223     5.34%    112,756    5,886   5.22%
  Other deposit
    accounts                     1.67%       22,749        535     2.35%     24,550       509     2.07%     26,792      595   2.22%
                                            -------     ------              -------    ------              -------   ------
      Total deposits             4.14%     $247,861    $10,951     4.42%   $242,389   $10,538     4.35%   $250,152  $10,600   4.24%
                                            -------     ------              -------    ------              -------   ------
  FHLB borrowings                5.20%       38,884      1,956     5.03%      7,884       436     5.53%      7,884      436   5.53%
  Other liabilities
    (escrow)                     2.00%        1,620         26     1.60%      1,730        28     1.62%      1,772       33   1.86%
                                            -------     ------              -------    ------              -------   ------
Total interest-
  bearing liabilities            4.42%     $288,365    $12,933     4.48%   $252,003   $11,002     4.37%   $259,808  $11,069   4.26%
                                            -------     ------              -------    ------              -------   ------
Non-interest-bearing
  liabilities:                                7,119                           5,020                          4,412
                                            -------                         -------                        -------
Total liabilities                           295,484                         257,023                        264,220
                                            -------                         -------                        -------
Stockholders' Equity                         64,638                          27,019                         24,993
                                            -------                         -------                        -------
Total liabilities and
  stockholders' equity                     $360,122                        $284,042                       $289,213
                                            =======                         =======                        =======
Net interest income                                    $10,749                        $ 9,580                       $ 9,195
                                                       =======                        =======                       =======
Interest rate spread             2.02%                             2.32%                          3.14%                       2.99%
Net yield on interest-
  earning assets                                                   3.09%                          3.50%                       3.29%
Ratio of average
  interest-earning assets
  to average interest-
  bearing liabilities                                            120.71%                        108.74%                     107.65%


(1) Tax exempt securities are presented on a coupon basis.


Management's Discussion and Analysis of Financial Condition           Thistle Group Holdings, Co. and Subsidiary
and Results of  Operations                                           (continued)

Rate/Volume Analysis

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                              Year ended December 31,
                                                  ------------------------------------------------------------------------------
                                                                1998 vs. 1997                      1997 vs. 1996
                                                  ------------------------------------------------------------------------------
                                                             Increase (Decrease)               Increase (Decrease)
                                                                  Due to                             Due to
                                                  ------------------------------------------------------------------------------
                                                                           Rate/                                   Rate/
                                                   Volume     Rate         Volume       Net     Volume     Rate   Volume    Net
                                                  ------------------------------------------------------------------------------
                                                                                (Dollars in Thousands)
Interest Income:
  Loans receivable                                $  742   $  (527)        $ (45)      $ 170   $ (22)      $182            $160
  Mortgage-backed securities                       4,515      (810)         (563)      3,142     (35)       (28)            (63)
  Cash and investment securities                    (742)      (17)            2        (757)   (500)       617     (60)     57
  Tax exempt securities                              562        (4)          (13)        545                        164     164
                                                   -----------------------------------------------------------------------------
    Total interest-earning assets                 $5,077   $(1,358)        $(619)     $3,100   $(557)      $771    $104    $318
                                                   -----------------------------------------------------------------------------
Interest expense:
  Savings accounts                                   238       171             4      $  413   $(329)      $276    $ (9)   $(62)
  FHLB Advances                                    1,714       (39)         (155)      1,520
  Other liabilities                                   (2)                     (2)         (1)     (4)                        (5)
                                                   -----------------------------------------------------------------------------
    Total interest-bearing liabilities            $1,950   $   132         $(151)     $1,931   $(330)      $272    $ (9)  $ (67)
                                                   -----------------------------------------------------------------------------
Net change in interest income                     $3,127   $(1,490)        $(468)     $1,169   $(227)      $499    $113    $385
                                                   -----------------------------------------------------------------------------

Results of Operations

General

     The Company reported net income of $2.4 million and $3.4 million for the years ended December 31, 1998 and 1997, respectively, and a net operating loss of $363,000 for the year ended December 31, 1996. The $1.0 million decrease in net income for the year ended December 31, 1998 compared to the year ended December 31, 1997 was primarily due to a non-recurring gain of $2.2 million from the sale of two branch offices in 1997, offset by an increase of $1.0 million in net interest income during 1998.

     The $3.8 million increase in net income for the year ended December 31, 1997 compared to the year ended December 31, 1996 was primarily due to the absence of charges in 1997 present in 1996 relating to a one-time SAIF special assessment of $1.5 million and the $1.2 million write-down of trustee receivables caused by the bankruptcy of Bennett Funding, in addition to the $2.2 million income from the 1997 branch sale. The income tax effect of these items accounts for the remaining difference.

Net Interest Income

     Net interest income is determined by interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's average interest rate spread was 2.32%, 3.14%, and 2.99% during the years ended December 31, 1998, 1997, and 1996, respectively. The Company's interest rate spread was 2.02% at December 31, 1998. The Company's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 3.09%, 3.50%, and 3.29% during the years ended December 31, 1998, 1997, and 1996, respectively.

     Net interest income increased $1.2 million, or 12.5%, in the year ended December 31, 1998 to $10.8 million compared to $9.6 million in 1997. Increases in interest income of $3.1 million were offset by increases in interest expense of $1.9 million. Net interest income increased $385,000, or 4.2%, to $9.6 million in the year ended December 31, 1997 from 9.2 million in 1996. The increase came as a result of increases in interest income and decreases in interest expense.

Interest Income

     Total interest income amounted to $23.7 million for the year ended December 31, 1998 compared to $20.6 million for the year ended December 31, 1997. The increase in 1998 of $3.1 million, or 15%, over 1997 was primarily due to an increase in income from mortgage-backed securities and loans, resulting from an increase of $73.5 million, or 27%, in the average balance outstanding of those assets. This increase was partially offset by a 91 basis point decrease in the related yield (with 100 basis points being equal to 1%). The increase in average balances was due to the investing of proceeds from the stock sale in July 1998 and the leveraging of the Company's capital base, while the decrease in yield reflects the effects of the declining interest rate environment existing during 1998. The increase in average balances in the loan port-folio during 1998 resulted from origination and purchase of one-to four-family residential loans.

     The $318,000, or 1.6%, increase in total interest income during the year ended December 31, 1997 compared to 1996 was primarily due to an increase in income from loans and interest and dividends on investments. Interest on loans increased $160,000 due to increased yields as the Company emphasized equity loans. The interest on cash and investments securities increased $221,000 during 1997 due to a 72 basis point increase in the yield. The average balance and yield on mortgage-backed securities remained relatively stable.

Interest Expense

     Total interest expense increased by $1.9 million, or 17.5%, for the year ended December 31, 1998 compared to 1997. The primary reason for this increase was a $1.5 million increase in interest expense on Federal Home Loan Bank ("FHLB") borrowings, and a $439,000 increase in interest on deposits. The increase in interest expense on FHLB borrowings was due to a $31 million increase in the average balance of such borrowings, offset by a 50 basis point decline in the average rate paid. The increase in interest expense on deposits was due to a $5.5 million increase in the average balance of deposits combined with a 7 basis point increase in the average rate paid. The increase in average borrowings and deposits was used to fund loan originations as well as purchases of loans and mortgage-backed securities.

     Total interest expense amounted to $11.0 million for the year ended December 31, 1997 as compared to $11.1 million for 1996. The $67,000, or .06%, decrease was due to a decrease in the average balance of deposits due to the sale of $37.2 million of deposits in May 1997, which was partially offset by an increase of the cost of funds from certificates of deposit due to management's decision to seek funds for the branch sale.

Provision for Loan Losses

     Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. For the year ended December 31, 1998 the provision for loan losses amounted to $270,000 as compared to $120,000 in 1997. For the year ended December 31, 1996 the provision for loan losses was $139,000. At December 31, 1998 the Company's allowance for loan losses amounted to 264% of total non-performing loans and .75% of net loans receivable.

     Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 1998, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

Other Income

     For the year ended December 31, 1998, the Company reported other income of $415,000 compared to $2.8 million for 1997. The primary reason for the $2.4 million decrease in other income in 1998 was the absence of a $2.2 million gain on sale of deposits recorded in 1997 and, to a much lesser extent, a net loss on sales of certain mortgage-backed securities in 1998 totaling $74,000. These mortgage-backed securities were sold to improve yield, liquidity and duration of the portfolio.

     The $2.2 million increase in other income for the year ended December 31, 1997 as compared to 1996 was the result of the $2.2 million gain on sale of deposits during 1997.

Other Expenses

     Other expenses include salaries and employee benefits, occupancy and equipment, Federal Deposit Insurance Corporation ("FDIC") insurance premiums, fees, advertising and other items. Other expenses increased $251,000, or 3.6%, for the year ended December 31, 1998 compared to 1997, and amounted to $7.1 million in 1998 compared to $6.8 million in 1997.

     Salaries and employee benefits contributed to this increase, up a net of $93,000, or 2.4%, for the year ended December 31, 1998 compared to 1997. The increase was attributable to a non-recurring charge of $150,000 triggered by the death of Chairman John F. McGill, Sr.,


Management's Discussion and Analysis of Financial Condition           Thistle Group Holdings, Co. and Subsidiary
and Results of  Operations                                           (continued)

normal salary increases and addition of personnel, partially offset by the absence of salaries of branch personnel at the branches sold in May 1997. Costs associated with the Employee Stock Ownership Plan that was established at conversion were offset by the decrease in profit sharing which was suspended in July 1998.

     Increases  in other  expenses  includes  $50,000 of  non-recurring  charges relating to training on the new computer system and an additional $50,000 relating to the termination of the mid-tier holding company.

     Other expenses decreased by $3.1 million, or 31%, to $6.8 million for the year ended December 31, 1997 compared to 1996. This decrease was primarily caused by the absence in 1997 of a one-time special SAIF assessment and a write down of $1.2 million of a trustee receivable. The Company previously invested in loans secured by commercial equipment leases from a single entity. During 1996, the borrower declared bankruptcy. On December 27, 1996, the Company entered into an agreement with the trustee for the bankruptcy court whereby the Company will receive approximately 65% of the cash receipts from the collateral principal in exchange for all rights to the collateral. In connection with this agreement, the Company charged-off $1.2 million of the outstanding balance due from the trustee at December 31, 1996. Other decreases in 1997 included a $414,000, or 72.4%, decrease in federal insurance premiums due to the resolution of the SAIF, an $82,000, or 71.6%, decrease in the amortization of goodwill as goodwill obtained in the acquisition of Aetna Federal in 1982 was completely amortized in 1997, and a $137,000, or 16.9%, decrease in other operating expenses due to the write off of expenses of $350,000 related to the inability to consummate a conversion and merger with Progress Financial Corp. Offsetting these decreases were increases of $371,000, or 69.5%, in pension and profit sharing expense due to increased profit sharing on increased earnings compared to 1996, and $98,000, or 3.7%, in salaries due to normal salary increases offset by a decrease in the number of employees (eight) due to the sale of the two branch offices from the branch sale in May 1997.

Income Taxes

     The Company recognized income tax expenses of $1.5 million, or 38.4%, of pre-tax income for the year ended December 31, 1998, compared to $2.1 million, or 40.0%, of pre-tax income in 1997. Pre-tax income was higher in 1997 resulting in a higher total amount of tax expense in 1997. Income tax expense increased significantly from $112,000 in 1996 to $2.1 million in 1997 due to the Company's return to profitability.

Liquidity and Capital Resources

     The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the consolidation of the financial institution industry.

     The primary investment activity of the Company is the origination and purchase of mortgage loans, mortgage-backed securities, and other investments. During the years ended December 31, 1998, 1997, and 1996 the Company originated mortgage loans in the amounts of $28.0 million, $19.8 million, and $15.9 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand and, in 1998, as part of its leveraging strategy. Purchases of mortgage loans and mortgage-backed securities totaled $220.3 million, $33.0 million, and $18.3 million, respectively, in those same periods. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.

     The Company has other sources of liquidity if a need for additional funds arises. Until 1998, the Company had historically not utilized borrowings as a source of funds, however, the Company had outstanding advances from the FHLB of Pittsburgh in 1996 and 1997. In 1998, the Company utilized FHLB advances to leverage its balance sheet as discussed earlier. In addition, other sources of liquidity can be found in the Company's balance sheet, such as investment securities maturing within one year and unencumbered mortgage-backed securities that are readily marketable.

     The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. The requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4.0%. The Company's liquidity ratio was 19.02% at December 31, 1998.

     The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1998, cash and cash equivalents totaled $26.1 million.

     The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 1998, the Company had $1.2 million in commitments to fund loans. Certificates of deposit which were scheduled to mature in one year or less as of December 31, 1998 totaled $118.1 million. Management believes that a significant portion of such deposits will remain with the Company.

     The Bank had core, tangible and total risk-based capital ratios of 12.9%, 12.9% and 46.6%, respectively, at December 31, 1998, which significantly exceeded the OTS's respective minimum requirements of 3.00%, 1.50%, and 8.00%. The Bank was classified as a "well-capitalized" institution on December 31, 1998. See Note 10 to the Consolidated Financial Statements


Recent Accounting Pronouncements

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement is effective for fiscal years beginning after June 15, 1999, and will not be applied retroactively to financial statements of prior periods. The Company will adopt this statement
January 1, 1999 and expects that it will not have a significant financial statement impact upon adoption.


Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000

     The following discussion of the implications of the year 2000 problem for the Company contains numerous forward-looking statements based on inherently uncertain information. The cost of the project and the date on which the Company plans to complete the internal Year 2000 modifications are based on management's best estimates, which are derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these statements will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse effect on the Bank or the Company.

     The Company currently has a Year 2000 Project Plan and Review Team in place. As recommended by the Federal Financial Institutions Examination's Council, the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation, and Implementation. These phases will enable the Company to identify risks, develop an action plan, perform adequate testing and complete certification that its processing systems will be Year 2000 ready. Execution of the Plan is currently on target.

     The Company has completed the Renovation Phase, which included among other things, changing the information processing system, the most essential system to the Bank. The information processing system was purchased from Open Solutions Incorporated, Glastonbury, Connecticut. The system has been certified by its vendor as Year 2000 compliant and is supported by a contracted agreement that states the system, including the software, will be Year 2000 compliant prior to January 1, 2000. The system was installed at the Bank in late July 1998. It is a PC-based client server system, which, management believes, will serve the Bank well beyond the Year 2000. The total cost of the system was approximately $1.2 million with additional annual cost of approximately $344,000 for depreciation, software cost, and maintenance. During the Renovation Phase, the Company contacted all other material vendors, and suppliers regarding their Year 2000 state of readiness. The Company is currently in the process of reviewing those responses. No contracts, written assurances, or oral assurances with the Company's material vendors, systems providers, and suppliers include any type of remedy or penalty for breach of contract in the event that any of these parties are not Year 2000 compliant.

     The Year 2000 issues also may affect certain bank customers, particularly commercial credit customers. As of December 31, 1998, the Company had contacted the majority of its commercial mortgage customers regarding their awareness of the Year 2000 issue. While no assurance can be given that the customers will be Year 2000 compliant, management believes, based on representation of such customers and their response to a Year 2000 ("Y2K") questionnaire provided by the Company, that the customers are either addressing the Y2K issues to insure compliance, or that they are not faced with material Y2K issues. In substantially all cases, the credit extended to such borrowers is collateralized by real estate, which inherently minimizes the Company's exposure in the event that such borrowers do experience problems becoming Year 2000 compliant.


Management's Discussion and Analysis of Financial Condition           Thistle Group Holdings, Co. and Subsidiary
and Results of  Operations                                           (continued)

     As a practical matter, individual mortgage loan, consumer loan and smaller commercial loan customers were not contacted regarding their Year 2000 readiness. It was deemed to be beyond the scope of our testing parameters to contact these borrowers. Further, most of these are individuals with adequate collateral for their loans. If the Plan fails to significantly address the Year 2000 issues of the Company, the following, among other things, could negatively affect the Company:

a) Utility service companies may be unable to provide the necessary service to drive our data systems or provide sufficient sanitary conditions for our offices;
b) our primary software provider could have a major malfunction in its system or their service could be disrupted due to its utility providers, or some combination of the two; or
c)   the Company may have to transact its business manually.

     The Company will attempt to monitor these uncertainties by continuing to request an update on all critical and important vendors throughout the remainder of 1999. If the Company identifies any concern related to any critical or important vendor, the contingency plans will be implemented immediately to assure continued service to the Company's customers.

     The Company is beginning Phase 4, Validation, which involves testing of all internal systems as well as testing with vendors. The Validation Phase is targeted for completion in June 1999. The Implementation Phase is to certify that systems are Year 2000 ready, along with assurances that any new systems are compliant on a going-forward basis. The Implementation Phase is targeted for completion by September 1999. No assurance can be given that the Year 2000 Project Plan will be completed successfully by the Year 2000, in which event the Company could incur significant costs. If the provider of the information processing system is unable to resolve a potential problem in time, the Company would likely experience significant data processing delays, mistakes, or failures. These delays, mistakes, or failures could have a significant adverse impact on the financial statements of the Company.

     The Company is developing its own Year 2000 contingency plans concerning specific software and hardware issues and a business resumption plan addressing operational plans for continuing operation for a substantial majority of its mission critical hardware and software functions and programs. These plans are expected to be completed by March of 1999. The Year 2000 Project Plan and Review Team will review substantially all mission critical test plans and contingency and business resumption plans to ensure the reasonableness of the plans.

     Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Company, such as customers, vendors, payment system providers and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on the operations of the Company.

Selected Consolidated Financial Data
Thistle Group Holdings, Co. and Subsidiary
(Dollars in thousands, except per share data)

                                                    1998            1997            1996              1995           1994
                                                    ----            ----            ----              ----           ----
Income Statement Data:
  Interest income                               $   23,682        $ 20,582      $   20,264        $  19,790      $   18,096
  Interest expense                                  12,933          11,002          11,069           10,646           8,791
  Net interest income                               10,749           9,580           9,195            9,144           9,305
  Provision for loan losses                            270             120             139              135              60
  Noninterest income                                   415           2,808             583              544             475
  Noninterest expense                                7,075           6,824           9,890 (1)        7,234           6,625
  Income (loss) before income taxes                  3,819           5,444            (251)           2,319           3,095
  Net income (loss)                                  2,350           3,354            (363)           1,432           1,905
Balance Sheet Data:
  Total assets                                     492,039         276,650         294,332          288,199         273,571
  Loans (net)                                      136,466          97,435         100,773          101,884          96,723
  Mortgage-backed securities available for sale    229,883         111,486          93,410           98,315          98,476
  Investment securities held to maturity            54,129          34,529          46,464           44,024          49,325
  Investment securities available for sale          20,274           3,698           2,631            1,566             755
  Deposits                                         276,390         230,558         256,546          250,179         241,230
  FHLB Advances                                    106,884           7,884           7,884            7,884           7,884
  Stockholders' equity                             100,229          28,470          24,581           25,148          20,477
Per Share Data:
  Basic earnings per share                            0.17              NM              NM               NM              NM
  Diluted earnings per share                          0.16              NM              NM               NM              NM
  Cash dividends per share                            0.05              NM              NM               NM              NM
  Book value per share (2)                           11.14              NM              NM               NM              NM
Selected Ratios:
  Performance
  Return on average assets                             .65%           1.18%           (.13)%(1)         .51%            .69%
  Return on average equity                            3.63           12.41           (1.45) (1)        5.98            9.02
  Stockholders' equity to assets                     20.37           10.27            8.35             8.72            7.48
  Net interest margin (4)                             3.09            3.50            3.29             3.37            3.84
  Interest rate spread (4)                            2.32            3.14            2.99             3.06            3.65
  Asset Quality
  Non-performing loans to total loans (5)             0.28            0.74            3.04             2.13            1.31
  Non-performing assets to total assets (5)           0.09            0.30            1.08              .82            0.49
  Allowance for loan losses as percent of
    non-performing loans                            264.00          109.36           21.24            17.43           33.36
  Allowance for loan losses as a percent of
    total average loans at end of period              0.94            0.77            0.63              .46            0.43
  Net charge-offs (recoveries) as a percent
    of average loans                                  0.01            (.08)           0.02             0.09            0.10

(1) Includes a special assessment of $1,533 to recapitalize the Savings Association Insurance Fund ("SAIF") and a $1,181 write-down of lease receivables.
(2) Book value per share represents stockholders' equity divided by the number of shares issued and outstanding.
(3) With the exception of end of period ratios, all ratios are based on average monthly balances during indicated periods.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.
(5) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.
NM - Not meaningful as a result of the conversion and reorganization completed in July 1998.

Consolidated Statements of Financial Condition
Thistle Group Holdings, Co. and Subsidiary
(Dollars in thousands, except per share data)

                                                                       December 31,
Assets                                                             1998           1997
                                                                 ----------------------
Cash on hand and in banks                                       $  2,522      $  2,839
Interest-bearing deposits                                         23,614        17,312
                                                                 ----------------------
    Total cash and cash equivalents                               26,136        20,151
Investments held to maturity (approximate fair
  value 1998, $53,958; 1997, $35,154)                             54,129        34,529
Investments available for sale at fair value
  (amortized cost--1998, $20,133; 1997, $3,231)                   20,274         3,698
Mortgage-backed securities available for sale at
  fair value (amortized cost--1998, $228,574; 1997, $109,847)    229,883       111,486
Loans receivable (net of allowance for loan losses--1998,
  $1,036; 1997, $783)                                            133,908        96,280
Loans held for sale                                                2,558         1,155
Accrued interest receivable                                        3,265         1,795
Federal Home Loan Bank stock--at cost                              5,344         1,702
Real estate acquired through foreclosure--net                         82           116
Office properties and equipment--net                               2,487         1,504
Prepaid expenses and other assets                                  3,163         3,569
Cash surrender value of life insurance                            10,810           665
                                                                 ---------------------
Total Assets                                                    $492,039      $276,650
                                                                 =====================
Liabilities and stockholders' Equity
Liabilities:
  Deposits                                                      $276,390      $230,558
  Accrued interest payable                                           469            67
  Advances from borrowers for taxes and insurance                  2,229         2,186
  FHLB advances                                                  106,884         7,884
  Accounts payable and accrued expenses                            3,465         4,206
  Dividends payable                                                  450           366
  Accrued income taxes                                             1,476         2,096
  Deferred income taxes                                              447           817
                                                                 ---------------------
    Total liabilities                                            391,810       248,180
                                                                 =====================

Commitments and Contingencies

Stockholders' Equity:
 Preferred stock, no par value--$10,000,000  shares
 authorized,  none issued in 1998; 2,000,000 shares
 authorized, none issued in 1997
Common stock, $.10 par 40,000,000 shares authorized
 8,999,989 issued and outstanding in 1998; $.10 par,
 8,000,000 shares authorized; 1,621,000 shares issued
 and outstanding in 1997                                             900           162
  Additional paid-in capital                                      94,616        18,455
  Employee stock ownership plan                                   (6,075)
  Unrealized gain on securities available for sale, net of tax       957         1,390
  Retained earnings--partially restricted                          9,831         8,463
                                                                ----------------------
    Total stockholders' equity                                   100,229        28,470
                                                                ----------------------
Total Liabilities and Stockholders' Equity                      $492,039      $276,650
                                                                 =====================

See notes to consolidated financial statements.

Consolidated Statements of Operations
Thistle Group Holdings, Co. and Subsidiary
(Dollars in thousands, except per share data)

                                                                 Year Ended December 31,

                                                          1998            1997         1996
                                                        --------------------------------------
Interest Income:
  Interest on loans                                     $ 8,933         $ 8,763       $ 8,603
  Interest on mortgage-backed securities                  9,632           6,491         6,554
  Interest and dividends on investments                   5,117           5,328         5,107
                                                        --------------------------------------
    Total interest income                                23,682          20,582        20,264
                                                        --------------------------------------
Interest Expense:
  Interest on deposits                                   10,977          10,538        10,600
  Other                                                   1,956             464           469
                                                        --------------------------------------
    Total interest expense                               12,933          11,002        11,069
                                                        --------------------------------------
Net Interest Income                                      10,749           9,580         9,195
Provision for Loan Losses                                   270             120           139
                                                        --------------------------------------
Net Interest Income After Provision for Loan Losses      10,479           9,460         9,056
                                                        --------------------------------------
Other Income (Loss):
  Service charges and other fees                            367             391           419
  (Loss) gain on sale of real estate owned                  (49)              9
  (Loss) on sale of mortgage-backed securities              (74)
  Gain on sales of investments                                8
  Gain on sale of deposit liabilities                                     2,234
  Rental income                                             163             174           164
                                                        --------------------------------------
    Total other income                                      415           2,808           583
                                                        --------------------------------------
Other Expenses:
  Salaries and employee benefits                          3,920           3,827         3,383
  Occupancy and equipment                                   991             933           981
  Federal insurance premium                                 145             158           572
  Professional fees                                         281             322           351
  Advertising                                               132             118           186
  SAIF special assessment                                                               1,533
  Writedown of trust receivable                                                         1,181
  Other                                                   1,606           1,466         1,703
                                                        --------------------------------------
    Total other expenses                                  7,075           6,824         9,890
                                                        --------------------------------------

Income (Loss) Before Income Taxes                         3,819           5,444          (251)
                                                        --------------------------------------
Income Taxes:
  Current                                                 1,322           2,083            36
  Deferred                                                  147               7            76
                                                        --------------------------------------
    Total income taxes                                    1,469           2,090           112
                                                        --------------------------------------
Net Income (Loss)                                       $ 2,350         $ 3,354       $  (363)
                                                        ======================================
Basic Earnings Per Share                                $  0.17
                                                        ======================================
Diluted Earnings Per Share                              $  0.16
                                                        ======================================

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
Thistle Group Holdings, Co. and Subsidiary
(Dollars in thousands, except per share data)

(Dollars in thousands, except per share data)                          Year Ended December 31,
                                                                         1998    1997    1996
                                                                       -----------------------
Net Income (Loss)                                                      $2,350  $3,354  $(363)
Other Comprehensive Income
  Unrealized (losses) gains on securities (net of tax (benefit)
  or expense--1998, ($223); 1997, $337; 1996, ($42))                     (433)    655    (81)
  Plus: reclassification adjustment for losses (net) included
  in net income                                                            66
                                                                       -----------------------
Comprehensive Income (Loss)                                            $1,983  $4,009  $(444)

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
Thistle Group Holdings, Co. and Subsidiary
(Dollars in thousands, except per share data)

                                                                                          Unrealized
                                                               Employee                   Gain (Loss)
                                                  Additional     Stock       Management   on Securities                Total
                                           Common  Paid-in     Ownership    Recognition     Available     Retained   Stockholders'
                                           Stock   Capital       Plan          Plan         for Sale      Earnings     Equity
                                          ----------------------------------------------------------------------------------------
Balance, January 1, 1996                 $ 1,621   $16,997   $   (63)        $ (24)         $  816        $5,801     $ 25,148
  Net loss                                                                                                  (363)        (363)
  Cash dividends declared                                                                                   (165)        (165)
  Unrealized loss on investment
    and mortgage-backed securities
    available for sale, net of tax                                                             (81)                       (81)
  ESOP stock committed to
    be released                                                   30                                                       30
  Release of Management
    Recognition Plan shares                                                     12                                         12
                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1996                 1,621    16,997       (33)          (12)            735         5,273       24,581
                                          ----------------------------------------------------------------------------------------
  Net income                                                                                               3,354        3,354
  Cash dividends declared                                                                                   (165)        (165)
  Unrealized gain on investment
    and mortgage-backed securities
    available for sale, net of tax                                                             655                        655
  ESOP stock committed to be
    released                                                      33                                                       33
  Release of Management
    Recognition Plan shares                                                     12                                         12
  Thistle Group Holdings, Inc.
    formation (Note 1)                    (1,459)    1,458                                                     1
                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1997                   162    18,455                                   1,390         8,463       28,470
                                          ----------------------------------------------------------------------------------------
  Dividends paid-pre reorganization                                                                          (82)         (82)
  Stock Conversion                           738    76,171    (6,285)                                                  70,624
  Net income                                                                                               2,350        2,350
  ESOP stock committed to be released                            210                                                      210
  Excess of cost of ESOP shares
    committed to be released above
    fair value                                         (10)                                                               (10)
  Dividends paid                                                                                            (900)        (900)
  Net unrealized loss on investment
    and mortgage-backed securities
    available for sale, net of tax                                                           (433)                       (433)
                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1998                $  900  $ 94,616   $(6,075)                      $  957          $9,831    $100,229
                                          ========================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Thistle Group Holdings, Co. and Subsidiary
(Dollars in thousands, except per share data)

                                                                      Year Ended December 31,
                                                                 1998         1997        1996
                                                            ------------------------------------
Operating Activities:
  Net income (loss)                                         $   2,350    $   3,354    $    (363)
  Adjustments to reconcile net (loss) income to net cash
  (used in) provided by operating activities:
    Provision for loan losses                                     270          120          139
    Depreciation                                                  319          240          265
    Management Recognition Plan expense                                         12           12
    Amortization of stock benefit plans (10)
    Loans held for sale originated                                             (76)      (1,888)
  Amortization of:
    Goodwill                                                                    32          114
    Net premiums (discounts) on:
      Loans purchased                                            (286)          22          (36)
      Investments                                              (1,011)        (290)          38
      Mortgage-backed securities                                1,304         (506)        (656)
  Gain on sale of investments                                      (8)          (4)
  Gain on sale of loans held for sale                                           (9)
  Loss on sale of mortgage-backed securities                       74
  Gain on sale of deposit liabilities                                       (2,234)
  Loss on sale of real estate owned                                50           50          121
  Proceeds from sale of loans held for sale                                  1,055          688
  (Increase) decrease in other assets                         (11,182)         356           39
  Increase (decrease) in other liabilities                       (797)       4,206         (773)
                                                            ------------------------------------
    Net cash (used in) provided by operating activities        (8,927)       6,328       (2,300)
                                                            ------------------------------------
Investing Activities:
  Principal collected on:
    Mortgage-backed securities                                 47,504       15,171       20,235
    Loans                                                      24,818       22,496       18,648
  Loans originated                                            (28,026)     (19,778)     (15,911)
  Loans acquired                                              (36,098)        (821)      (2,910)
  Purchases of:
    Investments                                               (57,750)     (43,354)     (39,320)
    Mortgage-backed securities                               (184,234)     (32,216)     (15,441)
    Property and equipment                                     (1,304)        (119)        (127)
    FHLB stock                                                 (3,642)         (10)          (5)
  Proceeds from the sale of:
    Real estate owned                                             180          269          319
    Maturities of investments                                  20,902       54,000       36,594
    Mortgage-backed securities                                 15,898
    Investments                                                 2,147          984
    Property and equipment                                                     204
                                                            ------------------------------------
      Net cash (used in) provided by investing activities    (199,605)      (3,174)       2,082
                                                            ------------------------------------
Financing Activities:
  Net (decrease) increase in deposits                          45,832      (23,754)       6,368
  Net increase (decrease) in advances from borrowers
 for taxes and insurance                                           43          (14)        (131)
  Net increase in FHLB borrowings                              99,000
  Proceeds from the stock offering, net of offering costs      70,624
  Cash dividends                                                 (982)        (164)        (165)
                                                            ------------------------------------
      Net cash provided by (used in) financing activities     214,517      (23,932)       6,072
                                                            ------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents            5,985      (20,778)       5,854
Cash and Cash Equivalents, Beginning of Year                   20,151       40,929       35,075
                                                            ------------------------------------
Cash and Cash Equivalents, End of Year                      $  26,136    $  20,151    $  40,929
                                                            ------------------------------------
Supplemental Disclosures:
  Interest paid on deposits and funds borrowed              $  11,325    $  11,071    $  11,085
  Income taxes paid                                             1,570           81          919
  Noncash transfers from loans to real estate owned               168          250          447
  Noncash transfer from loans to other assets                                             1,771


See notes to consolidated financial statements.


Notes to Consolidated Financial Statements    Thistle Group Holdings, Co. and Subsidiary
Years Ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share data)

1. NATURE OF OPERATIONS

     On July 14, 1998, Thistle Group Holdings, Inc. (the "Mid-Tier Holding Company") completed its mutual to stock conversion (the "Conversion and Reorganization"). In connection with the Conversion and Reorganization, Thistle Group Holdings, Co. ("the Company"), a unitary thrift holding company incorporated in Pennsylvania, sold 7,856,370 shares of its common stock in subscription and community offerings at $10.00 per share. Furthermore, based on an independent appraisal of the Company, existing minority stockholders of the Mid-Tier Holding Company converted each share of the Mid-Tier Holding Company into 5.5516 shares of common stock of Thistle Group Holdings, Co. (the "Exchange"). Upon completion of the Conversion and Reorganization, the Mid-Tier Holding Company and FJF Financial, M.H.C. were merged with and into the Bank and the Bank changed its name to Roxborough-Manayunk Bank and became the wholly owned subsidiary of Thistle Group Holdings, Co. A total of 8,999,989 shares of common stock of Thistle Group Holdings, Co. (excluding fractional shares issued in the Exchange) were issued in connection with the Conversion and Reorganization. After the effect of establishing the Employee Stock Ownership Plan (see Note 12) and reorganization and stock offering costs of approximately $1.7 million, the Company realized net proceeds of approximately $70.6 million.

     The primary business of the Company is to act as a holding company for Roxborough-Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank. The Bank has two subsidiaries, Ridge Service Corporation, which is inactive, and Montgomery Service Corporation, which manages a small commercial real estate property. The primary business of the Bank is attracting customer deposits from the general public through its six branches and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans and mortgage-backed securities and to a lesser extent in secured consumer, home improvement and commercial loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING   POLICIES

     Principles of Consolidation--The consolidated financial statements contained herein for the periods prior to July 14, 1998 are those of Thistle Group Holdings, Inc. (the "Mid-Tier Holding Company"), which was organized for the purpose of holding all of the capital stock of Roxborough- Manayunk Bank. The consolidated statements contained herein for the periods subsequent to July 14, 1998 are those of Thistle Group Holdings, Co., and its subsidiary, the Bank, which was organized in March of 1998. The Company's business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Cash  and  Cash  Equivalents--The   Company  considers  all  highly  liquid
investments with an original maturity of three months or less to be cash equivalents.

     Investment and Mortgage-Backed Securities--Debt and equity securities are classified and accounted for as follows:

Held to Maturity--Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortiz-ed and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

     Available for Sale--Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of investment or mortgage-backed securities are reported in the consolidated statement of operations and are determined using the specific identification method.

Interest Income--Interest income on loans and investment and mortgage-backed securities is recognized as earned. Income recognition is generally discontinued when loans become 90 days contractually past due. An allowance for any uncollected interest is established at that time by a charge to operations.

Loans Held for Sale--The Company originates loans for portfolio investment or for sale in the secondary market. During the period of origination, loans are designated as held for sale or held for investment. Loans held for sale are carried at the lower of cost or fair value, determined on an aggregate basis. Loans receivable designated as held for portfolio have been so designated due to management's intent and ability to hold such loans until maturity or pay-off.

Provisions for Losses--Provisions for losses include charges to reduce the recorded balances of mortgage loans receivable to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of

Notes to Consolidated Financial Statements    Thistle Group Holdings, Co. and Subsidiary
Years Ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share data)

net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure. The Company values impaired loans using the fair value of the collateral. Any reserves determined under SFAS No. 114 would be included in the allowance for loan losses.

Real Estate Acquired Through Foreclosure--Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense.

Office Properties and Equipment--Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets which range from three to 20 years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

Cash Surrender Value of Life Insurance--The Company is beneficiary of insurance policies on the lives of officers and employees of the Bank.

Interest Rate Risk--At December 31, 1998, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

Loan Fees--The Company defers all loan fees, net of certain direct loan origination costs, and recognizes income as a yield adjustment over the contractual life of the loan considering prepayments using the interest method.

Unearned Discounts and Premiums--Unearned discounts and premiums are accreted over the expected average lives of the loans purchased using the interest method.

Income Taxes--Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Stock-Based Compensation--The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation which permits the use of the intrinsic value method for determining compensation expense associated with grants of stock options. The Company has not recognized any compensation expense under this method. As no options were granted during 1998, 1997 or 1996, the disclosure requirements of SFAS No. 123 relating to pro forma net income, pro forma earnings per share and the fair value of options granted and the assumptions used to determine fair value have been omitted.

Earnings Per Share--In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share, which is effective for periods ending after December 15, 1997. Basic earnings per share for 1998 is computed by dividing income available to common stockholders (net income from July 14, 1998 through December 31, 1998 or $1,400) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share for 1998 is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. Prior period information is not comparative and therefore not presented. The weight-ed average shares used in the basic and diluted earnings per share computations for the period July 14, 1998 through December 31, 1998 are as follows:

Average common shares outstanding--basic           8,372,155
Increase in shares due to dilutive options           174,732
                                                   ---------
Adjusted shares outstanding--diluted               8,546,887
                                                   =========

Dividends--Prior to the reorganization discussed in Note 1, during 1998, the Mid-Tier Holding Company had declared two dividends each at $.20 per share. No dividends were paid to FJF Financial, M.H.C. as a result of a waiver received from the Office of Thrift Supervision ("OTS"). The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The Company declared and paid a $.05 per share dividend for the quarter ended September 30, 1998 and declared a dividend of $.05 per share payable January 15, 1999 to shareholders of record on December 31, 1998.

Comprehensive  Income--During  1998, the Company adopted SFAS No. 130, Reporting
Comprehensive Income, which requires an entity to present, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

Accounting Principles Issued and Not Adopted--In
June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement is effective for fiscal years beginning after June 15, 1999, and will not be applied retroactively to financial statements of prior periods. The Company will adopt this statement on January 1, 1999 and expects that it will not have a significant financial statement impact upon adoption. Reclassifications--Certain items in the 1997 and 1996 consolidated financial statements have been reclassified to conform with the presentation in the 1998 consolidated financial statements.

 3. INVESTMENTS

     A comparison of cost and approximate fair value of investments, by maturity, is as follows:

                                                                    Held to Maturity
                                                                    December 31, 1998
                                               ------------------------------------------------------------
                                                                 Gross           Gross
                                                Amortized      Unrealized      Unrealized      Approximate
                                                  Cost           Gains           Losses         Fair Value
                                               ------------------------------------------------------------
U.S. Treasury securities and securities
  of U.S. Government agencies--
    1 to 5 years                                $ 5,032          $324                             $ 5,356
    5 to 10 years                                 3,000                          $ 15               2,985
    More than 10 years                            5,000                                             5,000
FHLB and FHLMC Bonds--More than 10 years         10,154            85             471               9,768
Municipal bonds--More than 10 years              30,765           276             370              30,671
Other                                               178                                               178
                                                -----------------------------------------------------------
    Total                                       $54,129          $685            $856             $53,958
                                                ===========================================================


                                                                                       Available for Sale
                                                                                       December 31, 1998
                                                                                    -----------------------
                                                                                     Amortized  Approximate
                                                                                        Cost    Fair Value
                                                                                    -----------------------
Mutual Funds                                                                          $ 1,285    $ 1,285
Capital Trust securities                                                               11,774     11,647
Equity investments                                                                      6,324      6,592
Other                                                                                     750        750
                                                                                    -----------------------
    Total                                                                             $20,133    $20,274
                                                                                    =======================

                                                                Held to Maturity
                                                               December 31, 1997
                                                            Gross          Gross
                                                Amortized Unrealized     Unrealized    Approximate
                                                  Cost      Gains          Losses      Fair Value
                                              ----------------------------------------------------
U.S. Treasury securities--3 to 5 years          $ 5,043     $376                       $ 5,419
FHLB Bonds:
  1 year                                          6,000                     $66          5,934
  More than 10 years                             15,284      137              3         15,418
Municipal bonds--More than 10 years               8,034      181                         8,215
Other                                               168                                    168
                                              ----------------------------------------------------
    Total                                       $34,529     $694            $69        $35,154
                                              ====================================================






                                                                            Available for Sale
                                                                             December 31, 1997
                                                                       ---------------------------
                                                                        Amortized     Approximate
                                                                          Cost         Fair Value
                                                                       ---------------------------
Mutual Funds                                                             $1,222          $1,222
Capital Trust securities                                                  1,025           1,060
Equity investments                                                          734           1,166
Other                                                                       250             250
                                                                       ---------------------------
    Total                                                                $3,231          $3,698
                                                                       ===========================

     Proceeds from the sale of investments available for sale during the year ended December 31, 1998 were $2,147 resulting in a gain of $8. There were no sales of debt securities during the years ended December 31, 1997 and 1996.


Notes to Consolidated Financial Statements    Thistle Group Holdings, Co. and Subsidiary
Years Ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share data)

4. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     Mortgage-backed securities available for sale are summarized as follows:

                                                                     December 31, 1998
                                                    ------------------------------------------------------
                                                                     Gross      Gross
                                                    Amortized      Unrealized Unrealized       Approximate
                                                      Cost           Gains      Losses         Fair Value
                                                    ------------------------------------------------------
GNMA pass-through certificates                      $134,216        $ 635      $ 70             $134,781
FNMA pass-through certificates                        64,852          326        49               65,129
FHLMC pass-through certificates                       26,512          580        24               27,068
FHLMC real estate mortgage investment conduits         2,994                     89                2,905
                                                    ------------------------------------------------------
  Total                                             $228,574       $1,541      $232             $229,883
                                                    ======================================================
                                                                      December 31, 1997
                                                    ------------------------------------------------------
                                                                     Gross      Gross
                                                    Amortized      Unrealized Unrealized       Approximate
                                                      Cost           Gains      Losses         Fair Value
                                                    ------------------------------------------------------
GNMA pass-through certificates                      $ 31,837       $  658      $ 18             $ 32,477
FNMA pass-through certificates                        24,474          351        92               24,733
FNMA real estate mortgage investment conduits          2,531                     53                2,478
FHLMC pass-through certificates                       43,756          916        24               44,648
FHLMC real estate mortgage investment conduits         7,249                     99                7,150
                                                    ------------------------------------------------------
  Total                                             $109,847       $1,925      $286             $111,486
                                                    ======================================================


     Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1998 were $15,898 resulting in a loss of $74. There were no sales of mortgage-backed securities during the years ended December 31, 1997 and 1996.

5. LOANS RECEIVABLE
  Loans receivable consist of the following:
                                               December 31,
                                           1998           1997
                                         ----------------------
Mortgage loans:
  1 to 4 Family residential             $108,585        $71,397
  Other dwelling units                    17,542         16,647
Home equity lines of credit
  and improvement loans                    8,273          8,210
Commercial nonmortgage loans                 269            329
Construction loans                           868          1,693
Loans on savings accounts                    218            243
Consumer loans                               126            156
                                         -----------------------
    Total loans                          135,881         98,675
                                         =======================
Plus unamortized premiums                    374            101
Less:
  Net discounts on loans purchased
  and loans acquired through merger          (30)           (47)
Loans in process                                           (433)
Deferred loan fees                        (1,281)        (1,233)
Allowance for loan losses                 (1,036)          (783)
                                         -----------------------
    Total                               $133,908        $96,280
                                         =======================


     The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania and the four adjoining counties. The Company occasionally purchases loans in Pennsylvania, New Jersey and Delaware. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

     Originated or purchased commercial real estate loans totaled $17,542 and $16,647 at December 31, 1998 and 1997, respectively. Of the commercial real estate loans, as of December 31, 1998 and 1997, $6,680 and $6,338 are collateralized by multi-family residential property; $10,862 and $10,309 by business property, respectively.

     At December 31, 1998, 1997 and 1996, the Company was servicing loans for others amounting to $2,558, $3,695 and $3,522, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $167, $234 and $276 at December 31, 1998, 1997 and 1996, respectively.

     The Company previously invested in loans secured by commercial equipment leases. During 1996, the borrower declared bankruptcy. At December 27, 1996, the Company entered into an agreement with the trustee for the bankruptcy court whereby the Bank will receive approximately 65% of the cash receipts from the collateral principal in exchange for all rights to the collateral. In connection with this agreement, the Company charged-off $1,181 of the outstanding balance due from the trustee at December 31, 1996. The receivable balance of approximately $11 and $361, resulting from the agreement with the trustees, is a component of prepaid expenses and other assets in the consolidated statement of financial condition at December 31, 1998 and 1997, respectively. The receivable is to be repaid by the trustee from subsequent cash collections.

     Following is a summary of changes in the allowance for loan losses:

                                           Year Ended December 31,
                                      1998          1997           1996
                                   -------------------------------------

Balance, beginning                 $  783          $577          $ 455
Provision                             270           120            139
Charge-offs                           (85)          (83)          (168)
Recoveries                             68           169            151
                                   ------------------------------------
Balance, ending                    $1,036          $783          $ 577
                                   ====================================

     The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 1998, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:


                                                     December 31,
                                                1998          1997
                                              ----------------------
Impaired loans with no related
  reserve for loan losses
  calculated under SFAS No. 114                $1,734        $1,274


                                               Year Ended December 31,
                                                1998          1997
                                              ------------------------
Average impaired loans                         $1,265        $1,283
Interest income recognized
  on impaired loans                               101           109

     No cash basis interest income was recognized in 1998, 1997 or 1996 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $393 and $716 at December 31, 1998 and 1997, respectively. The Company originates and purchases fixed and adjust-able interest rate loans and mortgage-backed securities.

     At December 31, 1998 fixed rate loans and mortgage-backed securities were approximately $335,000, and adjustable interest rate loans and mortgage-backed securities were approximately $29,000.

     As of December 31, 1998, the Company had approx- imately $1,214 in outstanding loan commitments with interest rates ranging from 7.00% to 9.75%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

     Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $1,872, $1,226 and $1,164 at December 31, 1998, 1997 and 1996, respectively.
Current year originations to these persons were $470, $159 and $320 for the years ended December 31, 1998, 1997 and 1996, respectively. Loan repayments for the years ended December 31, 1998, 1997 and 1996 were $176, $98 and $182, respectively.

6. OFFICE PROPERTIES AND EQUIPMENT

     Office properties and equipment are summarized by major classification as follows:

                                                     December 31,
                                                1998             1997
                                             --------------------------
Land                                         $   528           $   528
Buildings                                      2,768             2,736
Furniture and equipment                        2,586             2,325
Leasehold improvements                            87                87
                                             --------------------------
    Total                                      5,969             5,676
Accumulated depreciation
  and amortization                            (3,482)           (4,172)
                                             --------------------------
Net                                          $ 2,487           $ 1,504
                                             ==========================

7. DEPOSITS
  Deposits consist of the following major classifications:

                                                     December 31,
                                                1998             1997
                                        --------------------------------------
                                              Weighted          Weighted
                                              Interest          Interest
                                           Amount  Rate       Amount   Rate
                                        --------------------------------------
NOW accounts
  and transaction
  checking                              $ 18,142   1.40%     $ 15,662   1.48%
Money Market
  Demand accounts                         13,857   3.49         7,687   3.16
Passbook accounts                        100,627   3.25        96,158   3.78
Certificate accounts                     143,764   5.32       111,051   5.39
                                        --------------------------------------
    Total                               $276,390   4.22%     $230,558   4.39%
                                        ======================================

     At December 31, 1998 and 1997, the Company had deposits of $100,000 or greater totaling approximately $34,978 and $23,621, respectively. Deposits in excess of $100,000 are not federally insured.

     In May 1997, the Bank sold approximately $37,000 in deposits and two branch buildings to a local financial institution. A gain of approximately $2,200 was realized on the sale.


Notes to Consolidated Financial Statements    Thistle Group Holdings, Co. and Subsidiary
Years Ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share data)

     While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:


                                                 December 31, 1998 1997
                                               -------------------------
1 year or less                                 $118,170        $ 89,887
1 year to 3 years                                18,516          17,716
3 years to 5 years                                7,078           3,448
                                               -------------------------
  Total                                        $143,764        $111,051
                                               =========================

Interest expense on deposits is as follows:
                                                 Year Ended December 31,
                                                  1998    1997    1996
                                               -------------------------
NOW                                            $   534   $ 508   $ 595
Passbook                                         3,603   3,807   4,119
Certificates and MMDA                            6,851   6,235   5,906
Early withdrawal penalties                         (11)    (12)    (20)
                                               -------------------------
  Total                                        $10,977 $10,538 $10,600
                                               =========================

8. FHLB ADVANCES

     Federal Home Loan Bank advances at December 31, 1998 and 1997 were $106,884 and $7,884, with weighted average interest rates of 5.20% and 5.53%, respectively. Advances are collateralized under a blanket collateral lien agreement. Included in the $106,884 are $105,000 in convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. Advances at December 31, 1998 are scheduled to mature in 2008.

9. INCOME TAXES

     In August 1997, the Small Business Job Protection Act (the "Act") was signed into law. The Act repealed the percentage of taxable income method of accounting for bad debts for thrift institutions effective for years beginning after December 31, 1995. The Act required the Bank, as of January 1, 1997 to change its method of computing reserves for bad debts to the experience method. The bad debt deduction allowable under this method is available to small banks with assets less than $500 million. Generally, this method allows the Bank to deduct an annual addition to the reserve for bad debts equal to the increase in the balance of the Bank's reserve for bad debts at the end of the year to an amount equal to the percentage of total loans at the end of the year, computed using the ratio of the previous six years' net charge-offs divided by the sum of the previous six years' total outstanding loans at year end.

     A thrift institution required to change its method of computing reserves for bad debts treats such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves is taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Company has not incurred any additional tax expense. At December 31, 1998, under SFAS No. 109, deferred taxes were provided on the difference between the book reserve at December 31, 1998 and the applicable excess reserve in the amount equal to the Company's increase in the tax reserve from December 31, 1987 to December 31, 1998. Retained earnings at December 31, 1998 and 1997 includes approximately $5.4 million of income for which no deferred income taxes will need to be provided.

     Income tax expense consists of the following components:

Year Ended December 31:                 Federal       State      Total
                                        -------------------------------
1998                                    $1,258         $211     $1,469
1997                                     1,870          220      2,090
1996                                       112                     112

     The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

                                                           Year Ended December 31,
                                                     1998           1997             1996
                                               ---------------------------------------------------
                                                Amount  Percent Amount  Percent Amount  Percent
                                               ---------------------------------------------------
Tax at federal tax rate                           $1,298  34.0%   $1,776  34.0%   $ (85)  (34.0)%
Tax-exempt income                                   (202) (5.3)      (45) (0.9)
Decrease resulting from amortization of
  goodwill premiums and discounts
  related to an acquisition--net                                      (4) (0.1)     (10)   (3.8)
State income tax expense,
  net of federal income tax                          139   3.6       145   2.8
Other                                                234   6.1       218   4.2      207    82.4
                                                --------------------------------------------------
    Total                                         $1,469  38.4%   $2,090  40.0%    $112    44.6%
                                                ==================================================

     Items that give rise to significant portions of the deferred tax accounts are as follows:

                                                             December 31,
                                                          1998        1997
                                                      ---------------------
Deferred tax assets:
  Deferred loan fees                                  $   436      $   419
  Allowance for loan losses                               159            2
  Reserve for uncollected interest                         19           30
  Supplemental pension                                    468          194
  Property                                                 58           14
                                                      ---------------------
                                                        1,140          659
                                                      =====================
Deferred tax liabilities:
  State taxes                                            (614)        (568)
  Unrealized gain on investments
    and mortgage-backed securities                       (493)        (716)
  Other                                                  (480)        (192)
                                                      ---------------------
                                                       (1,587)      (1,476)
                                                      =====================
    Total                                             $  (447)     $  (817)
                                                      =====================

10. REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                Well-Capitalized
                                            Required for           Under Prompt
                                         Capital Adequacy        Corrective Action
                                             Actual           Purposes        Provisions
                                       -----------------------------------------------------
                                        Amount    Ratio     Amount  Ratio   Amount  Ratio
                                       -----------------------------------------------------
At December 31, 1998:
Tangible                               $60,672     12.9%   $ 7,065   1.5%       N/A     N/A
Core (Leverage                          60,672     12.9     14,129   3.0    $23,549     5.0%
Tier 1 risk-based                       60,672     45.8        N/A   N/A     28,259     6.0
Total risk-based                        61,708     46.6     10,605   8.0     13,256    10.0

                                                                Well-Capitalized
                                            Required for           Under Prompt
                                         Capital Adequacy        Corrective Action
                                          Actual  Purposes        Provisions
                                       -----------------------------------------------------
                                        Amount    Ratio     Amount  Ratio   Amount  Ratio
                                       -----------------------------------------------------
At December 31, 1997:
Tangible                               $25,828      9.5%   $ 4,074   1.5%       N/A     N/A
Core (Leverage)                         25,828      9.5      8,148   3.0    $13,580     5.0%
Tier 1 risk-based                       25,828     27.7        N/A   N/A     16,296     6.0
Total risk-based                        26,611     28.6      7,438   8.0      9,298    10.0

     Capital at December 31, 1998 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $864 representing the exclusion of unrealized gain on securities available for sale and $38,693 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

     Capital at December 31, 1997 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $1,082 representing the exclusion of unrealized gain on securities available for sale and $1,560 representing capital maintained at the mid-tier holding company at December 31, 1997. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

     At the date of the conversion and reorganization, the Bank established a liquidation account in the amount equal to its retained earnings at December 31, 1997, the date of the latest balance sheet contained in the final prospectus utilized in the Company's public offering. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will


Notes to Consolidated Financial Statements    Thistle Group Holdings, Co. and Subsidiary
Years Ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share data) (continued)
----------------------------------------------------------------------------------------

be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore the eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

11. PENSION AND PROFIT-SHARING PLANS

     The Company has a defined benefit pension plan which covers all eligible employees. The plan may be terminated at any time at the discretion of the Board of Directors. Benefits under the above are based upon years of service and the employees' average compensation during the term of employment. The Company's policy is to fund amounts as are necessary to at least meet the minimum funding standards of ERISA.

     The following table sets forth the plan's net periodic pension cost at December 31, 1998, 1997 and 1996:

                                                1998    1997    1996
                                               ----------------------
Service cost--benefits
  earned during the period                      $106    $ 95    $ 88
Interest cost on projected
  benefit obligation                             119     103     89
Actual return on plan assets                     (97)    (81)   (67)
Net amortization and deferral                    (17)    (19)   (23)
                                               ----------------------
Net periodic pension cost                       $111    $ 98   $ 87
                                               ======================

     The following table sets forth the plan's prepaid pension asset at December 31, 1998 and 1997:

                                                          1998     1997
                                                         ---------------
Actuarial present value of benefit obligations:
    Vested benefits                                      $1,602  $1,272
    Nonvested benefits                                        4       6
Accumulated benefit obligation                            1,606   1,278
Effect of future salary increases                           588     574
Projected benefit obligation                              2,194   1,852
Plan assets at fair value                                 1,852   1,631
Plan assets less than projected
  benefit obligation                                       (342)   (221)
Unrecognized:
  Prior service cost                                         24     186
  Net loss from past experience                             518     186
  Net asset at date of transition                           (59)    (67)
                                                         ----------------
Prepaid pension asset                                    $  141  $   84
                                                         ================

  The following table sets forth a reconciliation of beginning and ending balances of the benefit obligation:

                                                            Year Ended
                                                            December 31,
                                                          1998       1997
                                                        -------------------
Balance, beginning                                      $1,852      $1,589
Service cost                                               106          95
Interest cost                                              115         103
Actuarial gains and losses                                  50          82
Benefits paid                                              (42)        (17)
Plan amendments                                            113
                                                        -------------------
Balance, ending                                         $2,194      $1,852
                                                        ===================

  The following table sets forth a reconciliation of beginning and ending balances of the fair value of plan assets:

                                                            Year Ended
                                                           December 31,
                                                          1998        1997
                                                        -------------------
Balance, beginning                                      $1,631      $1,423
Actual return on plan assets                                97          81
Contributions by employer                                  166         144
Benefits paid                                              (42)        (17)
                                                        -------------------
Balance, ending                                         $1,852      $1,631
                                                        ===================

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6.0% and 6.5% for the years ended December 31, 1998 and 1997, respectively. The expected long-term rate of return on assets was 6.0% and 6.5% for 1998 and 1997, respectively. Plan assets consist primarily of certificates of deposit at the Bank.

     The Company also maintains a profit-sharing plan for eligible employees. Profit-sharing contributions are at the discretion of the Board of Directors. The contribution was $114 in 1998, $463 in 1997 and $124 in 1996. As of July 1998 contributions to the profit-sharing plan have been suspended. Plan assets consist primarily of a diversified stock portfolio.

     12. EMPLOYEE STOCK OWNERSHIP PLAN

     As part of the conversion and reorganization, in July 1998 the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP as a liability. The Company accounts for its ESOP in accord- ance with AICPA Statement of Position 93-6, Employers Accounting for Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential will be charged or credited to equity as additional paid-in-capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 1998, 20,950 shares were committed to be released. The Company recorded compensation and employee benefit expense related to the ESOP of $200 for the year ended December 31, 1998.

     In prior years the Company had established an employee stock ownership plan (the "ESOP") for the exclusive benefit of participating employees which purchased 14,000 shares of common stock of the Bank on December 31, 1992. In order to make the purchase, the ESOP borrowed $140 on December 31, 1992 from a financial institution. All shares were released and the debt was repaid in 1997.

13. OTHER EMPLOYEE BENEFITS

Stock Option Plans--The 1994 and 1992 Stock Option Plans were adopted by the Board of Directors to provide additional incentive to retain officers, directors and key employees. Options were granted at the estimated fair value at the date of grant. Options for the 1992 plan vested over a five year period. Options for the 1994 plan vested immediately. In connection with the conversion and re-organization, the options were adjusted to reflect the exchange ratio (see
Note 1). At December 31, 1998, the total number of option shares outstanding and exercisable is 222,064 with an exercise price ranging from $1.80 to $2.07.

Management Recognition Plan--In prior years the Company's Board of Directors had adopted Management Recognition Plans. All shares under these plans were granted prior to December 31, 1997. The Company recognized compensation and employee benefit expense of $12 for both the years ended December 31, 1997 and 1996, respectively. All shares are fully vested.

Supplemental  Retirement  Benefits--In November 1995, the Company entered into a
Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $328, $184 and $92 for the years ended December 31, 1998, 1997 and 1996, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the carrying amounts and the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                           December 31, 1998              December 31, 1997
                                                       --------------------------------------------------------
                                                       Carrying         Fair           Carrying          Fair
                                                        Amount          Value           Amount          Value
                                                       --------------------------------------------------------
Assets:
  Cash and cash equivalents                            $ 26,136        $ 26,136        $ 20,151        $ 20,151
  Investments held to maturity                           54,129          53,958          34,529          35,144
  Investments available for sale                         20,274          20,274           3,698           3,698
  Mortgage-backed securities available for sale         229,883         229,883         111,486         111,486
  Loans receivable                                      133,908         135,906          96,280          98,206
  Loans held for sale                                     2,558           2,558           1,155           1,155
  Federal Home Loan Bank stock                            5,344           5,344           1,702           1,702
Liabilities:
  NOW, MMDA and Passbook accounts                       132,636         132,636         119,507         119,507
  Certificate accounts                                  143,764         144,389         111,051         119,065
  FHLB Advances                                         106,884         121,250           7,884           6,430

Cash and Cash Equivalents--For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment and Mortgage-backed Securities--Fair values are based on quoted market prices or dealer quotes.

Loans Receivable--Fair values are based on broker quotes.

Federal Home Loan Bank Stock--Although FHLB Stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value.

NOW, MMDA, Passbook, Certificate Accounts and FHLB Advances--The fair value of NOW, MMDA and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts and FHLB Advances is estimated using rates currently offered for deposits and advances of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit-- Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of commitments is deemed immaterial for disclosures in the table above.


Notes to Consolidated Financial Statements    Thistle Group Holdings, Co. and Subsidiary
Years Ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share data)

     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

15. SAVINGS ASSOCIATION INSURANCE FUND

     On September 30, 1996, an omnibus appropriations bill was enacted, which included the recapitalization of the Savings Association Insurance Fund (SAIF). Accordingly, all SAIF insured depository institutions were charged a one-time special assessment on their SAIF-assessable deposits as of March 31, 1995 at the rate of 65.7 basis points. Accordingly, the Bank incurred a pre-tax expense of $1,533 in 1996.

16. SUBSEQUENT EVENT

     On January 15, 1999, the Company announced that it had received approval from the Office of Thrift Supervision to proceed with its planned repurchase of up to 15 percent of the outstanding common stock of the Company, equating to approximately 1,349,998 shares. The stock repurchase must be completed by July 14, 1999. Such repurchases are authorized to be made by the Company from time to time in open market transactions, as in the opinion of management market conditions warrant. The repurchased shares will be held in treasury stock and will be available for general corporate purposes.

17. PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial statements of Thistle Group Holdings, Co. are as follows:

Condensed Statements of Financial Condition

                                                           December 31,
                                                      1998            1997
                                                  ------------------------
Assets
Cash and cash equivalents                          $ 13,390        $   216
Investments available-for-sale                       18,989          2,837
Investment in subsidiaries                           61,537         26,911
Loan receivable                                       6,075
Accrued interest receivable                             356
Prepaid expenses and other assets                       556
                                                  ------------------------
    Total assets                                   $100,903        $29,964
                                                  ------------------------
Liabilities and Stockholders' Equity
Borrowed money                                                     $ 1,272
Dividends payable                                  $    450             41
Other liabilities                                       224            181
                                                  ------------------------
    Total liabilities                                   674          1,494
                                                  ------------------------
Stockholders' equity                                100,229         28,470
                                                  ------------------------
Total liabilities and
  stockholders' equity                             $100,903        $29,964
                                                  ------------------------

Condensed Statements of Operations
                                                            Year Ended
                                                            December 31,
                                                       1998           1997
                                                     ----------------------
Income:
  Interest on loan to employee stock
  ownership plan                                     $  215         $
  Interest and dividends on
  investments                                           374             27
  Gain on sale of investments                             8
                                                     ----------------------
    Total income                                        597             27
                                                     ----------------------
Operating expenses                                       23             59
                                                     ----------------------
Income (loss) before income taxes and
  equity in undistributed income of
  subsidiaries                                          574            (32)
                                                     ----------------------
Income taxes                                            176             --
                                                     ----------------------
Income (loss) before equity in
  undistributed income of subsidiaries                  398            (32)
                                                     ----------------------
Equity in undistributed income of
  subsidiaries                                        1,952          3,386
                                                     ----------------------
Net income                                           $2,350         $3,354
                                                     ----------------------
Condensed Statements of Cash Flows
                                                          Year Ended
                                                          December 31,
                                                     1998            1997
                                                     ----------------------

Cash flows from operating activities:
  Net income:                                      $  2,350         $3,354
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Return of undistributed earnings
        of subsidiary                                (1,952)        (3,386)
      Gain on sale of investments                        (8)
      Increase in other assets                         (912)
      Increase in other liabilities                     452            222
                                                     ----------------------
        Net cash (used in) provided
          by operating activities                       (70)           190
                                                     ----------------------
Cash flows from investing activities:
  Purchase of investments                           (14,820)        (2,837)
  Increase in loans receivable--net                  (6,075)
  Proceeds from the sale of investments               2,147
  Dividends received from subsidiaries                  900
                                                     ----------------------
        Net cash used in investing
          activities                                (17,848)        (2,837)
                                                     ----------------------
Cash flows from financing activities:
  Net proceeds from stock offering                   70,624
  Proceeds from borrowed money                                       1,272
  Capital distribution from
    (contribution to) subsidiary                    (38,632)         1,591
  Dividends paid                                       (900)
                                                     ----------------------
        Net cash provided by
          financing activities                       31,092          2,863

Increase in cash                                     13,174            216

Cash, beginning of year                                 216
                                                     ----------------------
Cash, end of year                                  $ 13,390           $216
                                                     ======================

18. QUARTERLY FINANCIAL DATA (Unaudited)

     Unaudited quarterly financial data for the years ended December 31, 1998 and 1997 is as follows:

                                              1998                              1997
                              ---------------------------------------------------------------------
                               First   Second    Third   Fourth    First  Second    Third   Fourth
                              Quarter  Quarter  Quarter  Quarter  Quarter Quarter  Quarter  Quarter
                              ---------------------------------------------------------------------
Interest income               $4,827   $4,984   $6,575   $7,296   $5,438   $5,172   $5,022   $4,950
Interest expense               2,626    2,777    3,324    4,206    2,898    2,785    2,661    2,658
                              ---------------------------------------------------------------------
Net interest income            2,201    2,207    3,251    3,090    2,540    2,387    2,361    2,292
Provision for loan losses         15       15       15      225       30       30       30       30
                              ---------------------------------------------------------------------
Net interest income after
  provision for loan losses    2,186    2,192    3,236    2,865    2,510    2,357    2,331    2,262
                              ---------------------------------------------------------------------
Non-interest income              124      143      134       14      132    2,421      117      140
Non-interest expense           1,644    1,639    1,953    1,839    1,716    1,796    1,560    1,753
                              ---------------------------------------------------------------------
Income before taxes              666      696    1,417    1,040      926    2,982      888      649
Provision for income taxes       243      272      524      430      321    1,121      346      302
                              ---------------------------------------------------------------------
Net income                    $  423   $  424   $  893   $  610   $  605   $1,861   $  542   $  347
                              =====================================================================
Per share:
  Earnings per share--basic                     $ 0.10   $ 0.07
  Earnings per share--diluted                     0.09     0.07
  Common stock price range
    of the Company:
    High                                         10.06     9.81
    Low                                           7.50     7.75
                              =====================================================================


Independent Auditor's Report

--------------------------------------------------------------------------------
To the Board of Directors of
Thistle Group Holdings, Co. and Subsidiary:

     We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thistle Group Holdings, Co. and subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 5, 1999>

Headquarters
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, Pennsylvania 19128

Annual Shareholders' Meeting
Thistle Group Holdings, Co.'s
Annual shareholders' meeting will
be held on April 21, 1999 at 9:30 a.m.
at Williamson's Restaurant atop the
GSB Building, One Belmont Avenue
Bala Cynwyd, Pennsylvania

Dividend Reinvestment Plan
Thistle Group Holdings, Co. offers its shareholders a convenient method of increasing their investment in the Company. Through the Automatic Dividend Reinvestment Plan holders of common stock may have their dividends and optional cash contributions of between $100 and $1000 per quarter reinvested in additional common shares without incurring brokerage commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock for clients, may receive a copy of the plan and enrollment card by contacting Registrar and Transfer Investor Relations Department at (800) 368-5948 or Pam Cyr, Director of Investor Relations at (215) 483-2800.

Market Makers
Sandler O'Neill & Partners
F.J. Morrissey & Co., Inc.
Herzog, Heine, Geduld, Inc.
Tucker Anthony Inc.
Keefe, Bruyette & Woods, Inc.
Friedman Billings Ramsey & Co., Inc.
Ryan Beck & Co., Inc.
Trident Securities, Inc.

Annual Report and Form 10-K
Copies of Thistle Group Holdings, Co.'s Annual Report on Form 10-K without exhibits are available without charge by writing:
Thistle Group Holdings, Co.
Shareholder Relations
6060 Ridge Avenue
Philadelphia, Pennsylvania 19128

Stock Listing
Shares of Thistle Group Holdings, Co.'s common stock are traded on The Nasdaq Stock Markett under the symbol THTL.

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

Independent Auditors
Deloitte & Touche LLP
24th Floor
1700 Market Street
Philadelphia, PA 19103-3984

Special Counsel
Malizia, Spidi, Sloane & Fisch, P.C.
One Franklin Square
1301 K Street, N.W., Suite 700 East
Washington, D.C. 20005

Branch Offices
6060 Ridge Avenue   Philadelphia, Pennsylvania 19128   (215) 483-2800

7568 Ridge Avenue
Philadelphia, Pennsylvania 19128
(215) 483-1434

8345 Ridge Avenue
Philadelphia, Pennsylvania 19128
(215) 483-1200

4370 Main Street
Philadelphia, Pennsylvania 19127
(215) 483-1500

1024 Church Lane
Yeadon, Pennsylvania 19151
(610) 622-4567

6503-15 Haverford Avenue
Philadelphia, Pennsylvania 19151
(215) 748-6312

[GRAPHIC OMITTED]





Board of Directors

From left to right back row: Francis E. McGill, III, Jerry A. Naessens, Robert E. Domanski*, M.D.,
Pietro M. Jacovini, Jr.*, John F. McGill, Jr.
From left to right front row: Add Anderson, Jr., William A. Lamb, Sr., Patrick T. Ryan,
Michael G. Crofton** (not pictured)

*Member of Roxborough-Manayunk Bank Board only
**Member of Thistle Group Holdings, Co. Board only

Executive Officers of Roxborough-Manayunk Bank
John F. McGill Jr.*
President and Chief Executive Officer

Jerry Naessens*
Chief Financial Officer

Douglas R. Moore
Treasurer

Francis E. McGill III*
Secretary

Jerry L. Cotlov
Senior Vice President, Commercial Lending

Christopher P. McGill
Senior Vice President, Residential Lending

Ronald D. Masciantinio
Vice President, Compliance

Elizabeth Milavsky
Vice President, Operations

*Officers of Thistle Group Holdings, Co.