Form 10-K, Exhibit 13
period 1999-12-31
THISTLE GROUP HOLDINGS CO
filed 2000-03-30
CIK 1058539

Exhibit 13

Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations

     This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes.

     The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general market conditions. Thistle Group Holdings, Co. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

     Thistle Group Holdings, Co. (the "Company") is a Pennsylvania Corporation which was organized in March 1998 to acquire all of the capital stock of Roxborough-Manayunk Bank (the "Bank") in the Conversion and Reorganization. Thistle Group Holdings, Co. is a unitary thrift holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments.
     Roxborough-Manayunk Bank is a federally chartered stock savings bank. The Bank serves the Pennsylvania counties of Philadelphia and Delaware through its transactional web site RMBgo.com and a network of six offices, providing a full range of retail banking services, with emphasis on the origination of one-to four-family residential mortgages.
     The Bank is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate and purchase loans secured by one-to four-family residences, existing multi-family residential and nonresidential real estate. In addition, the Bank originates consumer loans, such as home equity loans, and home equity lines of credit. Such loans generally provide for higher interest rates and shorter terms than single-family residential real estate loans.

Asset and Liability Management

     The  principal  objective of the Company's  asset and liability  management function is to evaluate the interest rate risk existing in certain assets and liabilities, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through asset and liability management, the Company seeks to reduce both the vulnerability and volatility of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Company's CEO and comprised of members of the Company's senior management. The ALCO meets at least monthly to review, among other things, liquidity and cash flow needs, current market conditions and interest rate environment, the sensitivity to interest rate changes of the Company's assets and liabilities, the book and market values of assets and liabilities, unrealized gains and losses, and the purchase and sale activity and maturities of investments, deposits and borrowings. In addition, the Chief Financial Officer reviews the pricing of the Company's residential loans and deposits at least weekly. The ALCO reports to the Board of Directors on at least a quarterly basis.
     The Company's primary asset/liability monitoring tool consists of various asset/liability simulation models which are prepared on a quarterly basis and are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under
different   interest  rate   environments.
     A more conventional but limited asset/liability monitoring tool involves an analysis of the extent to which assets and liabilities are interest rate sensitive and measures an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of


Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations (continued)


rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. While a conventional gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment. For the purposes of the table below, loans and mortgage-backed securities are presented in the period in which they amortize, reprice, or mature and do not contain prepayment assumptions. Passbook and statement savings accounts are assumed to decay at a rate of 30.0%, 30.0%, and 40.0% in each of the first three years, respectively. Money Market ("MMDA") and negotiable order of withdrawal ("NOW") accounts are assumed to decay at a rate of 75% and 25%, in one year or less and over one year, respectively. Roxborough-Manayunk Bank's passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments.
     Management believes that the assumptions used by it to evaluate the vulnerability of the Company's operations to changes in interest rates are conservative and consider them reasonable. However, the interest rate sensitivity of the Company's assets and liabilities as portrayed in the table below could vary substantially if different assumptions were used or actual experience differs from the assumptions used in the table.
     The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest- bearing liabilities as of December 31, 1999, based on the information and assumptions set forth above. Dollar amounts are expressed in thousands.

                                                    Within        Six to        More than     More than
                                                      Six         Twelve       One Year to   Three Years    Over Five
                                                    Months        Months       Three Years  to Five Years     Years         Total
                                                 ----------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable                                  $ 7,200     $  10,650      $  18,009     $  19,775      $105,524      $161,158
  Mortgage-backed securities                          3,958         3,979         16,154        16,524       164,091       204,706
  Investment securities                                 687                                        750       122,870       124,307
  Interest-earning deposits                          17,703                                                                 17,703
                                                 ----------------------------------------------------------------------------------
    Total interest-earning assets                  $ 29,548     $  14,629      $  34,163     $  37,049      $392,485      $507,874
                                                 ----------------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits                                         $ 89,577     $  70,579      $ 125,533      $  6,930                    $292,619
  Advances from borrowers for taxes and insurance     2,472                                                                  2,472
  Other borrowings                                                                 3,000                                     3,000
  FHLB Advances                                      30,000                       10,000                    $136,884       176,884
                                                 ----------------------------------------------------------------------------------
    Total interest-bearing liabilities             $122,049     $  70,579      $ 138,533      $  6,930      $136,884      $474,975
                                                 ----------------------------------------------------------------------------------
Excess (deficiency) of interest-earning assets
  over interest-bearing liabilities               $ (92,501)    $ (55,950)     $(104,370)    $  30,119      $255,601      $ 32,899
                                                 ----------------------------------------------------------------------------------
Cumulative excess (deficiency) of interest-earning
  assets over interest-bearing liabilities        $ (92,501)    $(148,451)     $(252,821)    $(222,702)     $ 32,899
                                                 ----------------------------------------------------------------------------------
Cumulative excess (deficiency) of interest-earning
  assets over interest-bearing liabilities as a
  percentage of total assets                         (16.67%)      (26.76%)       (45.57%)      (40.14%)        5.93%
                                                 ----------------------------------------------------------------------------------


Market Risk Analysis

Qualitative Analysis
     Management monitors the Company's net interest spreads (the difference between yields received on assets and rates paid on liabilities) and, although constrained by market conditions, economic conditions, and prudent underwriting standards, it offers deposit rates and loan rates in an attempt to maximize net interest income. Management also attempts to fund the

Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations (continued)

Company's assets with liabilities of a comparable duration to minimize the impact of changing interest rates on the Company's net interest income. Since the relative spread between financial assets and liabilities is constantly changing, the Company's current net interest income may not be an indication of future net interest income.
     The Company constantly monitors its deposits in an effort to decrease their interest rate sensitivity. Rates of interest paid on deposits at the Company are priced competitively in order to meet the Company's asset/liability management objectives and spread requirements. As of December 31, 1999, the Company's savings accounts, checking accounts and money market deposit accounts totaled $127.9 million of its total deposits. The Company believes, based on historical experience, that a substantial portion of such accounts represents core deposits.

Quantitative Interest Rate Sensitivity Analysis
     The value of the Company's loan, mortgage-backed securities and investments portfolio will change as interest rates change. Rising interest rates will decrease the Company's net portfolio value, while falling interest rates increase the value of that portfolio.

     The following table sets forth, quantitatively, for the Bank only, as of December 31, 1999, the Office of Thrift Supervision ("OTS") estimate of the projected changes in net portfolio value ("NPV") in the event of 100, 200, and 300 basis points ("bp") instantaneous and permanent increase and decrease in market interest rates. Dollar amounts are expressed in thousands.

                                 Net Portfolio Value              Net Portfolio Value as a % of Assets
------------------------------------------------------------------------------------------------------
Changes in Rates                                       Percentage     Net Portfolio   Basis Point
 in Basis Points   Dollar Amount    Dollar Change        Change        Value Ratio      Change
------------------------------------------------------------------------------------------------------
       300            $33,576        $(32,999)           -50%               7.00%        (538)
       200             45,432         (21,143)           -32%               9.10%        (328)
       100             58,269          (8,306)           -12%              11.19%        (118)
                       66,575                                              12.38%
      (100)            79,546          12,971             19%              14.18%         181
      (200)            77,600          11,025             17%              13.62%         124
      (300)            74,780           8,204             12%              12.92%          55

     The OTS model is based on only the Bank level balance sheet. When various asset categories are adjusted to reflect assets held at the holding company, NPV increases to $84.5 million. In the event of an instantaneous and permanent increase of 200 basis points, NPV would decrease $23.4 million to $61.1 million, or 28%.
     Computations of prospective effects of hypothetical interest rate changes are calculated by the OTS from data provided by the Bank and are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates.
     Management cannot predict future interest rates or their effect on the Company's NPV in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable rate loans in the Company's portfolio could decrease in future periods due to refinancing activity if market interest rates remain or decrease in future periods. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.
     The Company's Board of Directors is responsible for reviewing and approving the asset and liability policies. The Board meets quarterly to review interest rate risk and trends, as well as


Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations (continued)

liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Company's asset and liability goals and strategies. Management expects that the Company's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Changes in Financial Condition

General
     Total assets of the Company increased by $62.7 million or 12.7%, from $492.0 million at December 31, 1998 to $554.8 million at December 31, 1999. The increase is primarily attributable to growth in cash and cash equivalents, loans receivable and investments available for sale, offset by a decrease in mortgage-backed securities available for sale and investments held to maturity. Growth in assets was funded by advances from the Federal Home Loan Bank of Pittsburgh and customer deposits, net of cash used to repurchase common stock.

Cash and Investments
     Cash and investments (including investments available for sale and held to maturity) increased by $52.1 million, or 51.8%, to $152.7 million at December 31, 1999 compared to $100.5 million at December 31, 1998. The increase is primarily attributable to increases in cash and cash equivalents and investments of approximately $11.1 million and $41.1 million, respectively. The increase in investments available for sale resulted from the Company's increases in the portfolio of government agency securities as well as tax exempt securities. The increase in cash and cash equivalents resulted from the Company increasing its liquidity for anticipated cash needs relating to the end of century rollover.

Loans Held for Sale and Loans Receivable,  Net
     Aggregate loans receivable (loans receivable, net and loans held for sale) increased $24.7 million, or 18.1%, to $161.2 million at December 31, 1999 compared to $136.5 million at December 31, 1998. The increase is generally attributable to increases in commercial mortgage loans of $12.3 million, commercial business loans of $5.2 million and construction loans of $4.5 million.

Mortgage-Backed Securities Available for Sale
     Mortgage-backed securities available for sale decreased $25.2 million, or 11%, to $204.7 million at December 31, 1999 compared to $229.9 million at December 31, 1998. The decrease was the result of repayments, sales and an increase in the unrealized loss offset by purchases.

Non-Performing Assets
     The Company's non-performing loans amounted to $223,000 at December 31, 1999, a decrease of $167,000 from $390,000 at December 31, 1998, or .04% of total assets at year-end. Real estate acquired through foreclosure increased slightly to $104,000 at December 31, 1999 compared to $82,000 at December 31, 1998.

Deposits
     Deposits increased by $16.2 million, or 5.9%, to $292.6 million at December 31, 1999 from $276.4 million at December 31, 1998. This increase was primarily attributable to increases in certificates of deposit of $21.0 million offset by a decrease of $4.9 million in money market accounts.

Borrowings
     Since the Conversion and Reorganization, the Company entered into a series of borrowings to fund purchases of mortgage-backed securities, government agency securities and one-to four-family residential mortgage loans. The Company's total borrowings increased $70 million to $176.9 million at December 31, 1999 from $106.9 million at December 31, 1998. These transactions were structured to achieve targeted spreads in order to enhance return on equity. The Federal Home Loan Bank advances have varying maturities and have a weighted average interest rate of 5.03% at December 31, 1999.

Equity
     At December 31, 1999 total stockholders' equity was $74.7 million, or 13.5% of total assets, compared to $100.2 million, or 20.4% of total assets at December 31, 1998. The $25.5 million decrease was due to the combination of a decrease of $14.1 million in unrealized gains on available for sale securities as well as the cost of the Company's stock repurchases of $13.3 million and dividends paid aggregating $1.7 million offset, in part, by the Company's net income of $5.3 million. The decrease in unrealized gains on available for sale securities was due to general increases in market interest rates.


Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations (continued)

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

                                                                          Year Ended December 31,
                                At                  1999                           1998                           1997
                           --------------------------------------------------------------------------------------------------------
                             12/31/99                         Average                        Average                       Average
                              Yield/    Average               Yield/    Average              Yield/    Average             Yield/
                               Cost     Balance   Interest     Cost     Balance  Interest     Cost     Balance  Interest    Cost
                           --------------------------------------------------------------------------------------------------------
                                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans receivable            7.73%    $144,808   $11,443      7.90%   $110,059   $ 8,933     8.12%   $101,472   $ 8,763     8.64%
  Mortgage-backed securities  6.62%     213,971    13,745      6.42%    158,400     9,633     6.08%     93,427     6,491     6.95%
  Cash and investment
    securities                6.25%      96,225     6,545      6.80%     64,905     4,407     6.79%     75,802     5,164     6.81%
  Tax exempt securities (1)   5.02%      49,569     2,425      4.89%     14,721       710     4.82%      3,328       164     4.94%
                                       ------------------             -------------------             ------------------
Total interest-earning assets 6.72%    $504,573   $34,158      6.77%   $348,085   $23,683     6.80%   $274,029   $20,582     7.51%
                                       ------------------             -------------------             ------------------
Non-interest-earning assets              21,725                          12,037                         10,013
Total assets                           $526,298                        $360,122                       $284,042
                                       ------------------             -------------------             ------------------
Interest-bearing liabilities:
  Savings accounts            3.26%    $100,455   $ 3,238      3.22%   $ 97,634   $ 3,590     3.68%   $101,316   $ 3,806     3.76%
  Certificate accounts        5.27%     149,592     7,777      5.20%    127,478     6,825     5.35%    116,523     6,223     5.34%
  Other deposit accounts      1.65%      30,551       661      2.18%     22,749       535     2.35%     24,550       509     2.07%
                                       ------------------             -------------------             ------------------
    Total deposits            4.19%    $280,598   $11,676      4.16%   $247,861   $10,951     4.42%   $242,389   $10,538     4.35%
  Borrowings                  5.07%     154,801     7,964      5.14%     38,884     1,956     5.03%      7,884       436     5.53%
  Other liabilities (escrow)  2.00%       1,687        32      1.92%      1,620        26     1.60%      1,730        28     1.62%
                                       ------------------             -------------------             ------------------
Total interest-bearing
  liabilities                 4.51%    $437,086   $19,672      4.50%   $288,365   $12,933     4.48%   $252,003   $11,002     4.37%
                                       ------------------             -------------------             ------------------
Non-interest-bearing
  liabilities                             6,349                           7,119                          5,020
                                       ------------------             -------------------             ------------------
Total liabilities                       443,435                         295,484                        257,023
                                       ------------------             -------------------             ------------------
Retained earnings                        82,863                          64,638                         27,019
                                       ------------------             -------------------             ------------------
Total liabilities and retained
   earnings                            $526,298                        $360,122                       $284,042
                                       ------------------             -------------------             ------------------
Net interest income                               $14,486                         $10,750                        $ 9,580
                                       ------------------             -------------------             ------------------
Interest rate spread          2.21%                            2.27%                          2.32%                          3.15%
Net yield on interest-
  earning assets                                               2.87%                          3.09%                          3.50%
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                               115.44%                        120.71%                        108.74%
-----------------------------------------------------------------------------------------------------------------------------------

(1) Tax exempt securities are presented on a coupon basis.


Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations (continued)

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

                                                                       Year Ended December 31,
                                   -----------------------------------------------------------------------------------------------
                                                  1999 vs. 1998                                        1998 vs. 1997
                                   -----------------------------------------------------------------------------------------------
                                           Increase (Decrease) Due to                           Increase (Decrease) Due to
                                   -----------------------------------------------------------------------------------------------
                                                           Rate/                                                  Rate/
                                    Volume      Rate      Volume        Net             Volume       Rate        Volume       Net
                                   -----------------------------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
Interest Income:
  Loans receivable                  $ 2,820    $(236)     $ (74)      $ 2,510           $  742      $  (527)     $ (45)    $  170
  Mortgage-backed securities          3,380      542        190         4,112            4,514         (809)      (563)     3,142
  Cash and investment securities      2,127        8          4         2,139             (742)         (17)         2       (757)
  Tax exempt securities               1,681       10         24         1,715              563           (4)       (13)       546
                                   -----------------------------------------------------------------------------------------------
    Total interest-earning assets   $10,008    $ 324       $144       $10,476           $5,076      $(1,357)     $(618)    $3,101
                                   -----------------------------------------------------------------------------------------------
Interest expense:
  Deposit accounts                  $ 1,446    $(637)     $ (84)       $  725           $  238        $ 171       $  4     $  413
  Borrowings                          5,831       44        132         6,007            1,714          (39)      (155)     1,520
  Other liabilities                       1        5                        6               (2)                                (2)
                                   -----------------------------------------------------------------------------------------------
  Total interest-bearing liabilities$ 7,278    $(588)      $ 48       $ 6,738           $1,950        $ 131      $(151)    $1,931
                                   -----------------------------------------------------------------------------------------------
Net change in interest income       $ 2,730    $ 912       $ 96       $ 3,738           $3,126      $(1,489)     $(467)    $1,170
                                   -----------------------------------------------------------------------------------------------

Results of Operations

General
     The Company reported net income of $5.3 million, $2.4 million and $3.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. The $2.9 million increase in net income for the year ended December 31, 1999 compared to the year ended December 1998 was primarily due to a $3.8 million or 35.9% increase in net interest income as well as a decrease in the effective tax rate paid by the Company from 38.5% in 1998 to 23.3% in 1999 offset in part by a $1.1 million increase in operating expenses.
     The $1.0 million decrease in net income for the year ended December 31, 1998 compared to December 1997 was primarily due to a non-recurring gain of $2.2 million from the sale of two branch offices in 1997, offset by an increase of $1.0 million in net interest income during 1998.

Net Interest Income
     Net interest income is determined by interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's average interest rate spread was 2.27%, 2.32%, and 3.15% during the years ended December 31, 1999, 1998, and 1997, respectively. The Company's interest rate spread was 2.21% at December 31, 1999. The Company's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 2.87%, 3.09%, and 3.50% during the years ended December 31, 1999, 1998, and 1997, respectively.
     Net interest income increased $3.7 million, or 34.8%, to $14.5 million in the year ended December 31, 1999 from $10.8 million in 1998. The increase came as a result of a $10.5 million increase in interest income offset by a $6.7 million increase in interest expense. Net interest income increased $1.2 million, or 12.5%, in the year ended December 31, 1998 to $10.8 million compared to $9.6 million in 1997. Increases in interest income of $3.1 million were offset by increases in interest expense of $1.9 million.

Interest Income
     Total interest income amounted to $34.2 million for the year ended December 31, 1999 compared to $23.7 million for the year ended December 31, 1998. The increase in 1999 of $10.5 million, or 44.2%, over 1998 was primarily due to an increase in income from all interest-earning assets, resulting from an increase of $156.5 million, or 45%, in the average balance outstanding of those assets. This increase was partially offset by a 3 basis point decrease in the related yield (with 100 basis points being equal to 1%). The increase in average balances was due to the investing of proceeds from the stock sale in July 1998 and the leveraging of the Company's capital base, while the slight decrease in yield reflects the effects of the interest rate environment existing during 1999.

Interest Expense
     Total interest expense increased by $6.7 million or 52.1% for the year ended December 31, 1999 compared to 1998. The increase was primarily attributable to a $6.0 million increase in interest expense in Federal Home Loan Bank ("FHLB") borrowings and a $699,000 increase in interest on deposits. Interest expense on FHLB borrowings increased due to a $115.9 million increase in the average balance of such borrowings combined with a 11 basis point increase in the average rate paid. The interest expense on deposits increased due to a $32.7 million increase in the average balance of deposits offset by a 26 basis point decline in the average rate paid. The increase in average borrowings and deposits was used to fund loan originations and purchase investment securities and mortgage-backed securities.
     Total interest expense increased by $1.9 million, or 17.5%, for the year ended December 31, 1998 compared to 1997. The primary reason for this increase was a $1.5 million increase in interest expense on Federal Home Loan Bank ("FHLB") borrowings, and a $439,000 increase in interest on deposits. The increase in interest expense on FHLB borrowings was due to a $31 million increase in the average balance of such borrowings, offset by a 50 basis point decline in the average rate paid. The increase in interest expense on deposits was due to a $5.5 million increase in the average balance of deposits combined with a 7 basis point increase in the average rate paid. The increase in average borrowings and deposits was used to fund loan originations as well as purchases of loans and mortgage-backed securities.

Provision for Loan Losses
     Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. For the year ended December 31, 1999, the provision for loan losses amounted to $240,000 as compared to $270,000 in 1998. For the year ended December 31, 1997, the provision for loan losses was $120,000. At December 31, 1999 the Company's allowance for loan losses amounted to 553% of total non-performing loans and .78% of net loans receivable.
     Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 1999, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

Other Income
     Other income for the year ended December 31, 1999 was $951,000 as compared to $415,000 for 1998. The $536,000 increase in other income resulted from a $137,000 net gain on asset sales in 1999 and the absence of a $115,000 net loss on such sales during 1998, a $228,000 recovery of an accrual for interest and penalties on a state income tax case that was settled during the year combined with an $80,000 recovery on loans secured by commercial equipment lines that had been charged off in prior years.
     For the year ended December 31, 1998, the Company reported other income of $415,000 compared to $2.8 million for 1997. The primary reason for the $2.4 million decrease in other income in 1998 was the absence of a $2.2 million gain on sale of deposits recorded in 1997 and, to a much lesser extent, a net loss on sales of certain mortgage-backed securities in 1998 totaling $74,000. These mortgage-backed securities were sold to improve yield, liquidity and duration of the portfolio.

Other Expenses
     Other expenses include salaries and employee benefits, occupancy and equipment, Federal Deposit Insurance Corporation ("FDIC") insurance premiums, fees, advertising and other items. Other expenses increased $1.1 million or 16.2% for the year ended December 31, 1999 compared to 1998 and amounted to $8.2 million in 1999 compared to $7.1 million in 1998.
     Salaries and employee benefits increased $307,000 due to normal salary increases, addition of personnel and compensation expenses related to the restricted stock plan. Occupancy and equipment costs increased $177,000 due to increased depreciation related to the purchase of a new computer system in August 1998 and to increased costs for maintenance contracts


Management's  Discussion  and Analysis of  Financial  Condition            Thistle  Group, Holdings Co. and Subsidiaries
and Results of  Operations (continued)

related to the addition of new hardware. Professional costs increased $260,000 due to accounting and legal fees associated with being a listed company, legal costs incurred related to the adoption of the Company's stock plans and various corporate and regulatory actions, the outsourcing of the Company's internal audit function, and consulting fees related to Y2K contingency planning. Advertising and promotion increased $112,000 as the Company began a focused strategic marketing effort in the latter half of 1999, which included additional media costs for new product campaigns. Increases in other expenses amounted to $269,000 due to costs associated with the production of the Company's initial annual report and proxy statements, transfer agent and Nasdaqt listing fees as well as other expenses related to the in house computer system.
     Other expenses increased $251,000, or 3.6%, for the year ended December 31, 1998 compared to 1997, and amounted to $7.1 million in 1998 compared to $6.8 million in 1997. Salaries and employee benefits contributed to this increase, up a net of $93,000, or 2.4%, for the year ended December 31, 1998 compared to 1997. The increase was attributable to a non-recurring charge of $150,000 triggered by the death of the former Chairman, normal salary increases and addition of personnel, partially offset by the absence of salaries of branch personnel at the branches sold in May 1997. Costs associated with the Employee Stock Ownership Plan that was established at conversion were offset by the decrease in profit-sharing, which was suspended in July 1998.
     Increases  in other  expenses  includes  $50,000 of  non-recurring  charges relating to training on the new computer system and an additional $50,000 relating to the termination of the mid-tier holding company.

Income Taxes

     Income tax expense for the year ended December 31, 1999 was $1.6 million or 23.3% of pre-tax income as compared to expense of $1.5 million or 38.4% in 1998. The primary reason for the decrease in the effective tax rate was the reduction in state taxes resulting from purchases of tax exempt securities. The Company has also employed various strategies to reduce both federal and state taxes.
   The Company recognized income tax expenses of $1.5 million, or 38.4%, of re-tax income for the year ended December 31, 1998, compared to $2.1 million, or 40.0%, of pre-tax income in 1997. Pre-tax income was higher in 1997 resulting in a higher total amount of tax expense in 1997.

Liquidity and Capital Resources

     The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the consolidation of the financial institution industry.
     The primary investment activity of the Company is the origination and purchase of mortgage loans, commercial business loans, mortgage-backed securities, and other investments. During the years ended December 31, 1999, 1998, and 1997, the Company originated loans in the amounts of $47.5 million, $28.0 million, and $19.8 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand and, in 1998, as part of its leveraging strategy. Purchases of loans and mortgage-backed securities totaled $67.0 million, $220.3 million, and $33.0 million, respectively, in those same periods. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.
     Until 1998, the Company had historically not utilized borrowings as a source of funds. In 1998 and 1999, the Company utilized FHLB advances to leverage its balance sheet as discussed earlier. In addition, other sources of liquidity can be found in the Company's balance sheet, such as investment securities maturing within one year and unencumbered mortgage-backed securities that are readily marketable. The Company has other sources of liquidity if a need for additional funds arises.
     The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. The requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4.0%. The Company's liquidity ratio was 13.53% at December 31, 1999.
     The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1999, cash and cash equivalents totaled $37.2 million.

     The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 1999, the Company had $16.3 million in commitments to fund loans. Certificates of deposit which were scheduled to mature in one year or less as of December 31, 1999 totaled $108.6 million. Management believes that a significant portion of such deposits will remain with the Company.
     The Bank had core, tangible and total risk-based capital ratios of 10.6%, 10.6% and 30.9%, respectively, at December 31, 1999, which significantly exceeded the OTS's respective minimum requirements of 3.00%, 1.50%, and 8.00%. The Bank was classified as a "well capitalized" institution on December 31, 1999. See Note 10 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on January 1, 1999. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

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

Year 2000

     Like many financial institutions, we rely on computers to conduct our business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking industry experts remain concerned that some computers may not be able to interpret additional dates in the year 2000 properly. We have operated and evaluated our computer operating systems following January 1, 2000 and have not identified any errors or experienced any computer system malfunctions. We will continue to monitor our information systems to assess whether our systems are at risk of misinterpreting any future dates and will develop appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers, nor by any of the municipal agencies that provide services to the Company.
     Nevertheless, it is too soon to conclude that there will not be any problems arising from the Year 2000 problem, particularly at some of the Company's vendors. The Company will continue to monitor its significant vendors of goods and services with respect to Year 2000 problems they may encounter as those companies may affect the Company's ability to continue operations, or might adversely affect the Company's financial position, results of operations and cash flows. The Company does not believe at this time that these potential problems will materially impact the ability of the Company to continue its operations, however, no assurance can be given that this will be the case.
     The expectations of the Company contained in this section on Year 2000 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements in this section are based on information available to the Company on the date of this document, and the Company assumes no obligation to update such forward-looking statements.

Selected  Consolidated  Financial Data and Other Data

 Thistle Group
Holdings,  Co. and Subsidiaries (Dollars in thousands,  except per share data)

                                                 1999      1998       1997        1996      1995
                                              ---------------------------------------------------
  Income  Statement  Data:
  Interest  income                             $ 34,158   $23,682   $ 20,582    $ 20,264 $ 19,790
  Interest  expense                              19,672    12,933     11,002      11,069   10,646
  Net interest  income                           14,486    10,749      9,580       9,195    9,144
  Provision for loan losses                         240       270        120         139      135
  Noninterest  income                           951 415     2,808        583         544
  Noninterest expense (1)                         8,221     7,075      6,824       9,890    7,234
  Income  (loss)  before  income  taxes           6,796     3,819      5,444        (251)   2,319
  Net income  (loss)                              5,348     2,350      3,354        (363)   1,432
Balance Sheet Data:
  Total assets                                  554,759   492,039    276,650     294,332  288,199
  Loans (net)                                   161,158   136,466     97,435     100,773  101,884
  Mortgage-backed securities available
   for sale                                     204,706   229,883    111,486      93,410   98,315
  Investment securities held to maturity         54,129    34,529     46,464      44,024
  Investment securities available for sale      115,463    20,274      3,698       2,631    1,566
  Deposits                                      292,619   276,390    230,558     256,546  250,179
  FHLB Advances                                 176,884   106,884      7,884       7,884    7,884
  Stockholders' equity                           74,660   100,229     28,470      24,581   25,148
Per Share Data:
  Basic earnings per share (2)                     0.73      0.17         NM          NM       NM
  Diluted  earnings  per  share  (2)               0.72      0.16         NM          NM       NM
  Cash dividends  per share (2)                    0.21      0.05         NM          NM       NM
  Tangible  book  value per share (3)              9.60     11.14         NM          NM       NM
Selected  Ratios:  (4)
  Performance
  Return on average assets                         1.02%      .65%      1.18%       (.13)%    .51%
  Return on average equity                         6.45      3.63      12.41       (1.45)    5.98
  Stockholders' equity to assets                  13.46     20.37      10.27        8.35     8.72
  Net interest margin (5)                          2.87      3.09       3.50        3.29     3.37
  Interest rate spread (5)                         2.27      2.32       3.14        2.99     3.06
  Asset Quality
  Non-performing loans to total loans (6)          0.14      0.28       0.74        3.04     2.13
  Non-performing assets to total assets (6)        0.07      0.09       0.30        1.08      .82
  Allowance for loan losses as a percent of
    non-performing  loans                        553.00    264.00     109.36       21.24    17.43
  Allowance  for loan losses as a percent of
    total average loans at end of period           0.85      0.94       0.77        0.63      .46
  Net charge-offs (recoveries) as a percent of
    average loans                                  0.03      0.01       (.08)       0.02     0.09

(1) Includes a special assessment of $1,533 to recapitalize the Savings Association Insurance Fund ("SAIF") and a $1,181 write-down of lease receivables during 1996.
(2)  There were no shares outstanding until July 1998.
(3) Book value per share represents stockholders' equity divided by the number of shares issued and outstanding.
(4) With the exception of end of period ratios, all ratios are based on average monthly balances during indicated periods.
(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.
(6) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves. NM--Not meaningful as a result of the conversion and reorganization completed in July 1998.

Consolidated Statements of Financial Condition          Thistle Group Holdings, Co. and  Subsidiaries
(Dollars in thousands,  except per share data)

                                                                                                                December 31,
                                                                                                           1999            1998
                                                                                                       ----------------------------
ASSETS

Cash on hand and in banks                                                                                $ 19,494          $ 2,522
Interest-bearing deposits                                                                                  17,703           23,614
                                                                                                       ----------------------------
  Total cash and cash equivalents                                                                          37,197           26,136
Investments held to maturity (approximate fair value--1998, $53,958)                                                        54,129
Investments available for sale at fair value (amortized cost--1999, $128,729; 1998, $20,133)              115,463           20,274
Mortgage-backed securities available for sale at fair value
  (amortized cost--1999, $211,304; 1998, $228,574)                                                         204,706         229,883
Loans receivable (net of allowance for loan losses--1999, $1,234; 1998, $1,036)                            157,233         133,908
Loans held for sale                                                                                          3,925           2,558
Accrued interest receivable                                                                                  3,692           3,265
Federal Home Loan Bank stock--at cost                                                                        8,844           5,344
Real estate acquired through foreclosure--net                                                                  104              82
Office properties and equipment--net                                                                         2,853           2,487
Prepaid expenses and other assets                                                                            1,145           3,163
Cash surrender value of life insurance                                                                      11,590          10,810
Deferred income taxes                                                                                        8,007
                                                                                                       ----------------------------
TOTAL ASSETS                                                                                              $554,759        $492,039
                                                                                                       ----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits                                                                                                $292,619        $276,390
  FHLB advances                                                                                            176,884         106,884
  Other borrowings                                                                                           3,000
  Accrued interest payable                                                                                     835             469
  Advances from borrowers for taxes and insurance                                                            2,472           2,229
  Accounts payable and accrued expenses                                                                      3,790           3,465
  Dividends payable                                                                                            467             450
  Accrued income taxes                                                                                          32           1,476
  Deferred income taxes                                                                                                        447
                                                                                                       ----------------------------
    Total liabilities                                                                                      480,099         391,810
                                                                                                       ----------------------------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, no par  value--10,000,000  shares authorized,  none issued in
  1999 or 1998  Common  stock,  $.10 par value,  40,000,000  shares  authorized,
  8,999,989 issued and
    7,780,432 outstanding in 1999; 8,999,989 shares issued and outstanding in 1998                             900             900
  Additional paid-in capital                                                                                93,400          94,616
  Common stock acquired by stock benefit plans                                                              (8,199)         (6,075)
  Treasury stock at cost, 1,219,557 shares                                                                 (11,787)
  Accumulated other comprehensive (loss) income                                                            (13,108)            957
  Retained earnings--partially restricted                                                                   13,454           9,831
                                                                                                       ----------------------------
    Total stockholders' equity                                                                              74,660         100,229
                                                                                                       ----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                $554,759        $492,039
                                                                                                       ----------------------------

See notes to consolidated financial statements.

Consolidated Statements of Financial Condition          Thistle Group Holdings, Co. and  Subsidiaries
(Dollars in thousands,  except per share data)

                                                                                                    Year Ended December 31,
                                                                                              1999           1998           1997
                                                                                           ---------------------------------------
INTEREST INCOME:
  Interest on loans                                                                          $11,443        $ 8,933       $ 8,763
  Interest on mortgage-backed securities                                                      13,745          9,632         6,491
  Interest and dividends on investments                                                        8,970          5,117         5,328
                                                                                           ---------------------------------------
    Total interest income                                                                     34,158         23,682        20,582
                                                                                           ---------------------------------------
INTEREST EXPENSE:
  Interest on deposits                                                                        11,676         10,977        10,538
  Other                                                                                        7,996          1,956           464
                                                                                           ---------------------------------------
    Total interest expense                                                                    19,672         12,933        11,002
                                                                                           ---------------------------------------
NET INTEREST INCOME                                                                           14,486         10,749         9,580
PROVISION FOR LOAN LOSSES                                                                        240            270           120
                                                                                           ---------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                           14,246         10,479         9,460
                                                                                           ---------------------------------------
OTHER INCOME (LOSS):
  Service charges and other fees                                                                 355            367           391
  Loss on sale of real estate owned                                                               (2)           (49)
  Loss on sale of mortgage-backed securities available for sale                                  (16)           (74)
  Gain on sale of investments available for sale                                                 155              8
  Gain on sale of deposit liabilities                                                                                       2,234
  Gain on sale of loans held for sale                                                                                           9
  Rental income                                                                                  151            163           174
  Other income                                                                                   308
                                                                                           ---------------------------------------
    Total other income                                                                           951            415         2,808
                                                                                           ---------------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                                               4,227          3,920         3,827
  Occupancy and equipment                                                                      1,168            991           933
  Federal insurance premium                                                                      166            145           158
  Professional fees                                                                              541            281           322
  Advertising                                                                                    244            132           118
  Other                                                                                        1,875          1,606         1,466
                                                                                           ---------------------------------------
    Total other expenses                                                                       8,221          7,075         6,824
                                                                                           ---------------------------------------
INCOME BEFORE INCOME TAXES                                                                     6,976          3,819         5,444
                                                                                           ---------------------------------------
INCOME TAXES:
  Current                                                                                      2,835          1,322         2,083
  Deferred                                                                                    (1,207)           147             7
                                                                                           ---------------------------------------
    Total income taxes                                                                         1,628          1,469         2,090
                                                                                           ---------------------------------------
NET INCOME                                                                                   $ 5,348        $ 2,350       $ 3,354
                                                                                           ---------------------------------------
BASIC EARNINGS PER SHARE                                                                      $ 0.73         $ 0.17
                                                                                           ---------------------------------------
DILUTED EARNINGS PER SHARE                                                                    $ 0.72         $ 0.16
                                                                                           ---------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Changes
in Stockholders' Equity             Thistle Group Holdings, Co. and Subsidiaries
(Dollars in thousands)

                                                               Common
                                                               Stock                   Accumulated
                                                              Acquired                   Other          Retained
                                                  Additional    by Stock              Compre-hensive     Earnings        Total
                                        Common     Paid-In    Benefit    Treasury        Income         Partially     Stockholders'
                                         Stock     Capital      Plans      Stock         (Loss)         Restricted      Equity
                                        -------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                 $ 1,621     $16,997      $ (45)                     $ 735       $ 5,273        $24,581
Comprehensive Income
  Net Income                                                                                               3,354          3,354
 Other comprehensive income, net of tax:
   Net unrealized gain on investment
   and mortgage-backed securities
   available for sale, net of
   reclassification adjustment (1)                                                             655                          655
                                                                                                                       ------------
Comprehensive income                          --         --          --         --              --            --          4,009
                                                                                                                       ------------
Cash dividends declared                                                                                     (165)          (165)
ESOP stock committed to be released                                  33                                                      33
Release of Management Recognition
  Plan shares                                                        12                                                      12
Thistle Group Holdings, Inc.
  formation (Note 1)                      (1,459)      1,458                                                   1
                                        -------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,1997                     162      18,455                                 1,390         8,463         28,470
                                        -------------------------------------------------------------------------------------------
 Comprehensive income:
    Net income                                                                                             2,350          2,350
    Other comprehensive income,
      net of tax:
      Net unrealized loss on investment
      and mortgage-backed securities
      available for sale, net of
      reclassification adjustment (1)                                                         (433)                        (433)
                                                                                                                       ------------
 Comprehensive income                         --          --         --          --             --            --          1,917
                                                                                                                       ------------
 Dividends paid - pre-organization                                                                           (82)           (82)
 Stock conversion                            738      76,171     (6,285)                                                 70,624
 ESOP stock committed to be released                                210                                                     210
 Excess of cost of ESOP shares
  committed to be released above
  fair value                                             (10)                                                               (10)
 Dividends paid                                                                                             (900)          (900)
                                        -------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                   900      94,616     (6,075)                       957         9,831        100,229
                                        -------------------------------------------------------------------------------------------
Comprehensive loss:
 Net income                                                                                                5,348          5,348
 Other comprehensive income, net of
  tax:
    Net unrealized loss on
    investment and mortgage-backed
    securities available for sale, net
    of reclassification adjustment (1)                                                     (14,065)                     (14,065)
                                                                                                                       ------------
Comprehensive loss                            --          --         --          --             --            --         (8,717)
                                                                                                                       ------------
ESOP stock committed to be released                                 418                                                     418
Excess of cost of ESOP shares
  committed to be released above
  fair value                                             (41)                                                               (41)
Purchase of treasury stock                                                 $(13,326)                                    (13,326)
Common stock acquired by stock
  benefit plans                                                  (2,761)                                                 (2,761)
Restricted stock plan amortization                                  219                                                     219
Exercise of stock options                             (1,175)                 1,539                                         364
Dividends paid                                                                                            (1,725)        (1,725)
                                        -------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                 $ 900    $ 93,400   $ (8,199)  $ (11,787)      $ (13,108)     $ 13,454       $ 74,660
                                        -------------------------------------------------------------------------------------------

(1)   Disclosure of reclassification amount, net of tax for the years ended:         1999           1998      1997
                                                                                   --------------------------------
        Net unrealized (depreciation) appreciation arising during the year          $  (14,157)    $ (345)   $ 655
        Net gains (losses) included in net income                                           92        (88)
                                                                                   --------------------------------
        Net unrealized (loss) gain on securities                                    $  (14,065)      (433)   $ 655

Consolidated Statements of Cash Flows                   Thistle Group Holdings, Co. and  Subsidiaries
(Dollars in thousands)

                                                                                                    Year Ended December 31,
                                                                                             1999           1998            1997
                                                                                         ------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                               $  5,348        $  2,350      $  3,354
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
    Provision for loan losses                                                                   240             270           120
    Depreciation                                                                                466             319           240
    Amortization of stock benefit plans                                                         571             (10)           12
    Loans held for sale originated                                                           (1,687)         (1,845)          (76)
    Amortization of:
      Goodwill                                                                                                                 32
      Net premiums (discounts) on:
        Loans purchased                                                                         (23)           (286)           22
        Investments                                                                          (1,263)         (1,011)         (294)
        Mortgage-backed securities                                                            1,496           1,305          (506)
    Gain on sale of investments                                                                (155)             (8)
    Gain on sale of loans held for sale                                                                                        (9)
    Loss on sale of mortgage-backed securities                                                   16              74
    Gain on sale of deposit liabilities                                                                                    (2,234)
    Loss on sale of real estate owned                                                             2              49            50
    Proceeds from sale of loans held for sale                                                                               1,055
    (Increase) decrease in other assets                                                        (322)        (11,182)          356
    Increase (decrease) in other liabilities                                                   (674)           (797)        4,206
                                                                                         ------------------------------------------
      Net cash provided by (used in) operating activities                                     4,015         (10,772)        6,328
                                                                                         ------------------------------------------
INVESTING ACTIVITIES:
  Principal collected on:
    Mortgage-backed securities                                                               46,475          47,504        15,171
    Loans                                                                                    30,246          24,818        22,496
  Loans originated                                                                          (45,854)        (26,181)      (19,778)
  Loans acquired                                                                             (7,720)        (36,098)         (821)
  Purchases of:
    Investments                                                                             (72,492)        (57,750)      (43,354)
    Mortgage-backed securities                                                              (59,279)       (184,234)      (32,216)
    Property and equipment                                                                     (832)         (1,304)         (119)
    FHLBstock                                                                                (3,500)         (3,642)          (10)
  Proceeds from the sale of:
    Real estate owned                                                                            40             180           269
    Maturities of investments                                                                 2,333          20,902        54,000
    Mortgage-backed securities                                                               28,561          15,898
    Investments                                                                              17,108           2,147           984
    Property and equipment                                                                                                    204
                                                                                         ------------------------------------------
      Net cash provided by (used in) investing activities                                   (64,914)       (197,760)       (3,174)
                                                                                         ------------------------------------------
FINANCING ACTIVITIES:
  Net (decrease) increase in deposits                                                        16,229          45,832       (23,754)
  Net increase (decrease) in advances from borrowers for taxes and insurance                    243              43           (13)
  Net increase in FHLB borrowings                                                            70,000          99,000
  Increase in other borrowings                                                                3,000
  Purchase of treasury stock                                                                (13,326)
  Purchase of restricted stock plan shares                                                   (2,761)
  Net proceeds from the exercise of stock options                                               300
  Proceeds from the stock offering, net of offering costs                                                    70,624
  Cash dividends                                                                             (1,725)           (982)         (165)
                                                                                         ------------------------------------------
      Net cash provided by (used in) financing activities                                    71,960         214,517       (23,932)
                                                                                         ------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         11,061           5,985       (20,778)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                 26,136          20,151        40,929
                                                                                         ------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                     $ 37,197       $  26,136      $ 20,151
                                                                                         ------------------------------------------
SUPPLEMENTAL DISCLOSURES:
  Interest paid on deposits and funds borrowed                                             $ 19,306       $  11,325      $ 11,071
  Income taxes paid                                                                           1,267           1,570            81
  Noncash transfers from loans to real estate owned                                             101             168           250
  Noncash transfer of investments held to maturity to available for sale                     54,129

See  notes  to  consolidated  financial  statements.

Notes  to  Consolidated Financial  Statements            Thistle Group Holdings,  Co. and Subsidiaries
Years Ended December  31,  1999,  1998 and 1997
(Dollars  in  thousands,  except  per share data)

1. NATURE OF OPERATIONS

     On July 14, 1998, Thistle Group Holdings, Inc. (the "Mid-Tier Holding Company") completed its mutual to stock conversion (the "Conversion and Reorganization"). In connection with the Conversion and Reorganization, Thistle Group Holdings, Co. ("the Company"), a unitary thrift holding company incorporated in Pennsylvania, sold 7,856,370 shares of its common stock in subscription and community offerings at $10.00 per share. Furthermore, based on an independent appraisal of the Company, existing minority stockholders of the Mid-Tier Holding Company converted each share of the Mid-Tier Holding Company into 5.5516 shares of common stock of Thistle Group Holdings, Co. (the "Exchange"). Upon completion of the Conversion and Reorganization, the Mid-Tier Holding Company and FJF Financial, M.H.C. were merged with and into the Bank and the Bank changed its name to Roxborough-Manayunk Bank and became the wholly-owned subsidiary of Thistle Group Holdings, Co. A total of 8,999,989 shares of common stock of Thistle Group Holdings, Co. (excluding fractional shares issued in the Exchange) were issued in connection with the Conversion and Reorganization. After the effect of establishing the Employee Stock Ownership Plan (see Note 12) and reorganization and stock offering costs of approximately $1.7 million, the Company realized net proceeds of approximately $70.6 million.

     The primary business of the Company is to act as a holding company for Roxborough-Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, and TGH Corp., which holds investments. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which manages a small commercial real estate property, and Roxdel Corp., which holds investments. The primary business of the Bank is attracting customer deposits from the general public through its six branches and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans, commercial real estate loans and mortgage-backed securities, and to a lesser extent in secured consumer, home improvement and commercial loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements contained herein for the periods prior to July 14, 1998 are those of Thistle Group Holdings, Inc. (the "Mid-Tier Holding Company"), which was organized for the purpose of holding all of the capital stock of Roxborough-Manayunk Bank. The consolidated statements contained herein for the periods subsequent to July 14, 1998 are those of Thistle Group Holdings, Co., which was organized in March of 1998, and its subsidiaries. Thistle Group Holdings, Co. has two wholly-owned subsidiaries, TGH Corp. and Roxborough-Manayunk Bank. Roxborough-Manayunk Bank has three wholly-owned subsidiaries, Roxdel Corp., Montgomery Service Corp. and Ridge Service Corp. The Company's business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Investment and Mortgage-Backed Securities--Debt and equity securities are classified and accounted for as follows:

     Held to Maturity--Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

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


Notes  to  Consolidated   Statements              Thistle Group Holdings, Co. and Subsidiaries
Years Ended  December  31,  1999,  1998 and 1997
(Dollars in thousands,  except per share data)  (continued)

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

Provisions for Losses--Provisions for losses include charges to reduce the recorded balances of loans receivable to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value and/or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that are beyond the Company's control.
     The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure. The Company values impaired loans using the fair value of the collateral. Any reserves determined under SFAS No. 114 would be included in the allowance for loan losses.

Real Estate Acquired Through Foreclosure--Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense.

Office Properties and Equipment--Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets which range from three to twenty years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

Cash Surrender Value of Life Insurance--The Company is the beneficiary of insurance policies on the lives of officers and employees of the Bank. The Company has recognized the amount that could be realized under the insurance policies as an asset in the statement of financial condition.

Interest Rate Risk--At December 31, 1999, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.
     The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

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

Accounting for Stock-Based Compensation--The Company accounts for stock options in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which allows an entity to choose between the intrinsic value method, as defined in Accounting Principals Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if the stock-based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and has not recognized compensation expense under this method.

Earnings Per Share--Basic earnings per share for 1999 and 1998 is computed by dividing income available to common stockholders (for 1998 the amount calculated was net income from July 14, 1998 through December 31, 1998 or $1,400) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share for 1999 and 1998 is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. Prior period information is not comparative and therefore not presented. The weighted average shares used in the basic and diluted earnings per share computations for the year ended December 31, 1999 and for the period July 14, 1998 through December 31, 1998 are as follows:
                                                                       July 14,
                                                                       1998 to
                                                          December     December
                                                          31, 1999     31, 1998
                                                       ------------------------
Average common shares outstanding--basic                 7,359,241    8,372,155
Increase in shares due to dilutive options                  90,626      174,732
                                                       ------------------------
Adjusted shares outstanding--diluted                     7,449,867    8,546,887


Dividends--Prior to the reorganization discussed in Note 1, during 1998, the Mid-Tier Holding Company had declared two dividends each at $.20 per share. No dividends were paid to FJF Financial, M.H.C. as a result of a waiver received from the OTS. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The Company declared and paid a $.05 per share dividend for the quarter ended September 30, 1998 and declared a dividend of $.05 per share payable January 15, 1999 to shareholders of record on December 31, 1998. The Company declared and paid a $.05 per share dividend for the quarters ended March 31, 1999 and June 30, 1999 and a $.06 per share dividend for the quarter ended September 30, 1999. A $.06 per share dividend was declared and payable on January 15, 2000 to shareholders of record on December 31, 1999.

Comprehensive Income--In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company presents, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

Recent Accounting Pronouncements--In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on January 1, 1999. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. In accordance with the provisions of this statement, the Company transferred $54,129 of investments held to maturity to available for sale.

Reclassifications--Certain items in the 1998 and 1997 consolidated financial statements have been reclassified to conform with the presentation in the 1999 consolidated financial statements.

3. INVESTMENTS
     A comparison of cost and approximate fair value of investments, by maturity, is as follows:

                                                                                        Available for Sale December 31, 1999
                                                                                 --------------------------------------------------
                                                                                                 Gross       Gross
                                                                                    Amortized Unrealized  Unrealized  Approximate
                                                                                      Cost       Gains      Losses     Fair Value
                                                                                 --------------------------------------------------
U.S. Treasury securities and securities of U.S. Government agencies:
  1 to 5 years                                                                      $ 3,000                  $  166      $ 2,834
  5 to 10 years                                                                       3,017                      52        2,965
  More than 10 years                                                                 42,000                   3,294       38,706
FHLB and FHLMC Bonds--More than 10 years                                              17,622                   3,961       13,661
Municipal bonds--More than 10 years                                                   41,613                   4,484       37,129
Mutual Funds                                                                          1,345                                1,345
Capital Trust securities                                                             12,900                   1,560       11,340
Equity investments                                                                    5,795      $795           544        6,046
Other                                                                                 1,437                                1,437
                                                                                 --------------------------------------------------
  Total                                                                            $128,729      $795       $14,061     $115,463
                                                                                 --------------------------------------------------

Notes to Consolidated Statements    Thistle Group Holdings, Co. and Subsidiaries
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands, except per share data) (continued)

                                   Available for Sale December 31, 1998
                                             Gross       Gross
                                Amortized Unrealized  Unrealized   Approximate
                                  Cost       Gains      Losses     Fair Value
                            ---------------------------------------------------
Mutual Funds                    $ 1,285                              $ 1,285
Capital Trust securities         11,774                  $ (127)      11,647
Equity investments                6,324      $268                      6,592
Other                               750                                  750
                            ---------------------------------------------------
  Total                        $ 20,133      $268        $ (127)    $ 20,274
                            ---------------------------------------------------

                                                                                         Held to Maturity December 31, 1998
                                                                                ---------------------------------------------------
                                                                                                 Gross       Gross
                                                                                    Amortized Unrealized  Unrealized   Approximate
                                                                                      Cost       Gains      Losses     Fair Value
                                                                                ---------------------------------------------------
U.S. Treasury securities and securities of U.S. Government agencies:
  1 to 5 years                                                                      $ 5,032      $324                    $ 5,356
  5 to 10 years                                                                       3,000                   $  15        2,985
  More than 10 years                                                                  5,000                                5,000
FHLB and FHLMC Bonds--More than 10 years                                             10,154        85           471        9,768
Municipal bonds--More than 10 years                                                  30,765       276           370       30,671
Other                                                                                   178                                  178
                                                                                ---------------------------------------------------
  Total                                                                            $ 54,129      $685        $  856     $ 53,958
                                                                                ---------------------------------------------------

     In connection with the adoption of SFAS No. 133, the Company transferred $54,129 of investment securities held to maturity to available for sale.
     Proceeds from the sale of investments available for sale during the year ended December 31, 1999 were $17,108 resulting in a gain of $155. Proceeds from the sale of investments available for sale during the year ended December 31, 1998 were $2,147 resulting in a gain of $8. There were no sales of investment securities during the year ended December 31, 1997.

4. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

   Mortgage-backed securities available for sale are summarized as follows:

                                                                           December 31, 1999
                                                         ---------------------------------------------------
                                                                          Gross       Gross
                                                             Amortized Unrealized  Unrealized   Approximate
                                                               Cost       Gains      Losses     Fair Value
                                                         ---------------------------------------------------
GNMA pass-through certificates                              $111,825    $  324        $3,186     $108,963
FNMA pass-through certificates                                77,567        69         3,835       73,801
FHLMC pass-through certificates                               20,550       260           189       20,621
FHLMC real estate mortgage investment conduits                 1,362                      41        1,321
                                                         ---------------------------------------------------
  Total                                                     $211,304    $  653        $7,251     $204,706
                                                         ---------------------------------------------------

                                                                           December 31, 1998
                                                         ---------------------------------------------------
                                                                          Gross       Gross
                                                             Amortized Unrealized  Unrealized   Approximate
                                                               Cost       Gains      Losses     Fair Value
                                                         ---------------------------------------------------
GNMA pass-through certificates                              $134,216    $  635         $  70     $134,781
FNMA pass-through certificates                                64,852       326            49       65,129
FHLMC pass-through certificates                               26,512       580            24       27,068
FHLMC real estate mortgage investment conduits                 2,994                      89        2,905
                                                         ---------------------------------------------------
  Total                                                     $228,574    $1,541        $  232     $229,883
                                                         ---------------------------------------------------

   Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1999 were $28,561 resulting in a loss of $16. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1998 were $15,898 resulting in a loss of $74. There were no sales of mortgage-backed securities during the year ended December 31, 1997.

5. LOANS RECEIVABLE
   Loans receivable consist of the following:

                                              December 31,
                                            1999        1998
                                         ----------------------
Mortgage loans:
  1 to 4 Family residential               $110,032    $108,585
  Commercial real estate                    29,867      17,542
Home equity lines of credit
  and improvement loans                      8,518       8,273
Commercial nonmortgage loans                 5,496         269
Construction loans--net                      5,365         868
Loans on savings accounts                      170         218
Consumer loans                                 126         126
                                         ----------------------
  Total loans                              159,574     135,881
Plus unamortized premiums                      373         374
Less:
  Net discounts on loans purchased
    and loans acquired through merger          (28)        (30)
  Deferred loan fees                        (1,452)     (1,281)
  Allowance for loan losses                 (1,234)     (1,036)
                                         ----------------------
    Total                                 $157,233    $133,908
                                         ----------------------

     The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania and the four adjoining counties. The Company occasionally purchases loans in Pennsylvania, New Jersey and Delaware. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.
     Originated or purchased commercial real estate loans totaled $29,867 and $17,542 at December 31, 1999 and 1998, respectively. Of the commercial real estate loans, as of December 31, 1999 and 1998, $19,490 and $10,862 are collateralized by multi-family residential property; $10,377 and $6,680 by business property, respectively.
     At December 31, 1999, 1998 and 1997, the Company was servicing loans for others amounting to $1,706, $2,558 and $3,695, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $124, $167 and $234 at December 31, 1999, 1998 and 1997, respectively.
     Following is a summary of changes in the allowance for loan losses:

                                        Year Ended December 31,
                                       1999      1998     1997
                                    ---------------------------
Balance, beginning                    $1,036   $  783     $577
Provision                                240      270      120
Charge-offs                              (42)     (85)     (83)
Recoveries                                         68      169
                                    ---------------------------
Balance, ending                       $1,234   $1,036     $783
                                    ---------------------------

     The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 1999 and 1998, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

                                                December 31,
                                                1999     1998
                                      -------------------------
Impaired loans with no related
  reserve for loan losses calculated
  under SFAS No. 114                           $1,707   $1,734


                                       Year Ended December 31,
                                       1999     1998     1997
                                    ---------------------------
Average impaired loans               $1,246    $1,265   $1,274
Interest income recognized
  on impaired loans                     100       101      109

     No cash basis interest income was recognized in 1999, 1998 or 1997 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $223 and $393 at December 31, 1999 and 1998, respectively.
     The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 1999 fixed rate loans and mortgage-backed securities were approximately $330,000, and adjustable interest rate loans and mortgage-backed securities were approximately $31,900.
     As of December 31, 1999, the Company had approximately $16,300 in outstanding loan commitments with interest rates ranging from 7.50% to 9.125%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.
     Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $1,167, $1,872 and $1,226 at December 31, 1999, 1998 and 1997, respectively.
Originations to these persons were $52, $470 and $159 for the years ended December 31, 1999, 1998 and 1997, respectively. Loan repayments for the years ended December 31, 1999, 1998 and 1997 were $757, $176 and $98, respectively.

Notes to Consolidated  Statements   Thistle Group Holdings, Co. and Subsidiaries
Years Ended December 31, 1999,  1998 and 1997
(Dollars in thousands,  except per share data)  (continued)

6.  OFFICE  PROPERTIES AND EQUIPMENT
     Office properties and equipment are summarized by major classification as follows:

                                                December 31,
                                               1999     1998
                                           -------------------
                                             $   528  $   528
Buildings                                      2,909    2,768
Furniture and equipment                        3,189    2,586
Leasehold improvements                            87       87
                                           -------------------
  Total                                        6,713    5,969
Accumulated depreciation and amortization     (3,860)  (3,482)
                                           -------------------
Net                                          $ 2,853  $ 2,487
                                           -------------------

7. DEPOSITS

   Deposits consist of the following major classifications:

                                       December 31,
                                  1999              1998
                            ----------------------------------
                                    Weighted          Weighted
                                    Interest          Interest
                            Amount    Rate     Amount   Rate
                            ----------------------------------
NOW accounts and
  transaction checking     $ 19,880   1.28%   $ 18,142  1.40%
Money Market
  Demand accounts             8,963   3.43      13,857  3.49
Passbook accounts            99,018   3.26     100,627  3.25
Certificate accounts        164,758   5.27     143,764  5.32
                            ----------------------------------
Total                      $292,619   4.26%   $276,390  4.22%
                            ----------------------------------

     At December 31, 1999 and 1998, the Company had deposits of $100,000 or greater totaling approximately $34,032 and $34,978, respectively. Deposits in excess of $100,000 are not federally insured.
     In May 1997, the Bank sold approximately $37,000 in deposits and two branch buildings to a local financial institution. A gain of approximately $2,200 was realized on the sale during the year ended December 31, 1997.
     While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

                                              December 31,
                                            1999        1998
                                         ----------------------
1 year or less                            $108,647    $118,170
1 year to 3 years                           49,174      18,516
3 years to 5 years                           6,937       7,078
                                         ----------------------
Total                                     $164,758    $143,764
                                         ----------------------

Interest expense on deposits is as follows:

                                     Year Ended December 31,
                                    1999      1998      1997
                                 ------------------------------
NOW and MMDA                      $  661     $  534     $  508
Passbook                           3,238      3,603      3,807
Certificates                       7,800      6,851      6,235
Early withdrawal penalties           (23)       (11)       (12)
                                 ------------------------------
  Total                          $11,676    $10,977    $10,538
                                 ------------------------------

8. FHLB ADVANCES AND OTHER BORROWINGS

   A summary of advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh follows:

                                       December 31,
                                  1999              1998
                            -----------------------------------
                                    Weighted          Weighted
                                     Average           Average
                                    Interest          Interest
                            Amount    Rate     Amount   Rate
                            -----------------------------------
Advances from FHLB
  due by December 31,
    2000                   $ 30,000   4.06%
    2001
    2002                     10,000   5.05
    Thereafter              136,884   5.24    $106,884  5.20%
                            -----------------------------------
      Total                $176,884   5.03%   $106,884  5.20%
                            -----------------------------------

     The advances are collateralized under a blanket collateral lien agreement. The $30,000 of advances due by December 31, 2000 were borrowed under an overnight line of credit. The interest rate on these advances adjusts daily. Also, included in the table above at December 31, 1999 and 1998 are convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the year in which they mature.
     The Company has other borrowings of $3,000 at December 31, 1999 from an unaffiliated lender. The borrowing carries a variable interest rate which was 7.5% at December 31, 1999 and is due in December 2002.

9. INCOME TAXES

     As of January 1, 1996, the Bank changed its method of computing reserves for bad debts to the experience method. The bad debt deduction allowable under this method is available to small banks with assets less than $500 million. Beginning January 1, 1999, the Bank changed its method of computing reserves for bad debts to the specific charge-off method. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Bank to deduct an annual addition to the reserve for bad debts equal to its net charge-offs.

     A thrift institution required to change its method of computing reserves for bad debts to the experience method treats such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves is taken into account ratably over a six taxable-year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Company has not incurred any additional tax expense. Amounts that had been previously deferred will be reversed for financial reporting purposes and will be included in the income tax return of the Company, increasing income tax payable. The change from the experience method to the specific charge-off method in 1999 will not result in a recapture of bad debt reserves for tax purposes. Retained earnings at December 31, 1999 and 1998 includes approximately $5.4 million of income for which no deferred income taxes will need to be provided.

   Income tax expense consists of the following components:

Year Ended December 31:               Federal   State    Total
                                    --------------------------
1999                                 $1,628             $1,628
1998                                  1,258     $211     1,469
1997                                  1,870      220     2,090

     The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

                                                                                          Year Ended December 31,
                                                                             1999                  1998                1997
                                                                   ---------------------------------------------------------------
                                                                        Amount    Percent    Amount    Percent    Amount   Percent
                                                                   ---------------------------------------------------------------
Tax at federal tax rate                                                $2,371      34.0%     $1,298    34.0%     $1,776     34.0%
Tax-exempt income                                                        (727)    (10.4)       (202)   (5.3)        (45)    (0.9)
Decrease resulting from amortization of goodwill
  premiums and discounts related to an acquisition--net                                                               (4)    (0.1)
State income tax expense, net of federal income tax                                             139     3.6         145      2.8
Other                                                                     (16)     (0.3)        234     6.1         218      4.2
                                                                   ---------------------------------------------------------------
  Total                                                                $1,628      23.3%     $1,469    38.4%     $2,090     40.0%
                                                                   ---------------------------------------------------------------

     Items that give rise to significant portions of the deferred tax accounts are as follows:

                                                December 31,
                                               1999     1998
                                             ------------------
Deferred tax assets:
  Unrealized loss on investments
    and mortgage-backed securities            $6,754
  Deferred loan fees                             493    $ 436
  Allowance for loan losses                      313      159
  Reserve for uncollected interest                16       19
  Supplemental pension and other
    retirement accruals                          561      468
  Office properties and equipment                          58
                                             ------------------
                                               8,137    1,140
                                             ------------------
Deferred tax liabilities:
  Office properties and equipment                (12)
  State taxes                                            (614)
  Unrealized gain on investments
    and mortgage-backed securities                       (493)
  Other                                         (118)    (480)
                                             ------------------
                                                (130)  (1,587)
                                             ------------------
    Total                                     $8,007  $  (447)
                                             ------------------

10. REGULATORY CAPITAL REQUIREMENTS

   The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies.

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.
     As of December 31, 1999, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Notes to Consolidated Statements    Thistle Group Holdings, Co. and Subsidiaries
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands, except per share data) (continued)

                                                                                Well-Capitalized
                                                            Required for          Under Prompt
                                                          Capital Adequacy      Corrective Action
                                        Actual                Purposes             Provisions
                               ------------------------------------------------------------------
                                  Amount      Ratio      Amount      Ratio     Amount      Ratio
                               ------------------------------------------------------------------
At December 31, 1999:
  Tangible                       $57,781      10.6%      $ 8,214     1.5%          N/A      N/A
  Core (Leverage)                 57,781      10.6        16,429     3.0       $27,381     5.0%
  Tier 1 risk-based               57,781      30.2           N/A      N/A       32,857     6.0
  Total risk-based                59,015      30.9        15,296     8.0        19,120    10.0


                                                                                Well-Capitalized
                                                            Required for          Under Prompt
                                                          Capital Adequacy      Corrective Action
                                        Actual                Purposes             Provisions
                               ------------------------------------------------------------------
                                  Amount      Ratio      Amount      Ratio     Amount      Ratio
                               ------------------------------------------------------------------
At December 31, 1998:
  Tangible                       $60,672      12.9%      $ 7,065     1.5%          N/A      N/A
  Core (Leverage)                 60,672      12.9        14,129     3.0       $23,549     5.0%
  Tier 1 risk-based               60,672      45.8           N/A      N/A       28,259     6.0
  Total risk-based                61,708      46.6        10,605     8.0        13,256    10.0

Capital at December 31, 1999 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $12,247 representing the exclusion of unrealized loss on securities available for sale and $29,126 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.
   Capital at December 31, 1998 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $864 representing the exclusion of unrealized gain on securities available for sale and $38,693 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.
   At the date of the conversion and reorganization, the Bank established a liquidation account in the amount equal to its retained earnings at December 31, 1997, the date of the latest balance sheet contained in the final prospectus utilized in the Company's public offering. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore the eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

11. PENSION AND PROFIT-SHARING PLANS

   The Company has a defined benefit pension plan which covers all eligible employees. The plan may be terminated at any time at the discretion of the Board of Directors. Benefits under the above are based upon years of service and the employees' average compensation during the term of employment. The Company's policy is to fund amounts as are necessary to at least meet the minimum funding standards of ERISA. On November 18, 1999, the Board of Directors elected to terminate the defined benefit pension plan effective December 31, 1999 and is currently waiting for approval of such termination from the Internal Revenue Service. The amounts shown for December 31, 1999 are after the effect of curtailment. The curtailment will not result in any additional funding or expenses for the Company.
   The following table sets forth the plan's net periodic pension cost at December 31, 1999, 1998 and 1997:

                                       1999      1998     1997
                                     --------------------------
Service cost--benefits earned
  during the period                    $103      $106    $ 95
Interest cost on projected
  benefit obligation                     97       119     103
Actual return on plan assets            (70)      (97)    (81)
Net amortization and deferral            (9)      (17)    (19)
                                     --------------------------
Net periodic pension cost              $121      $111    $ 98
                                     --------------------------

     The following table sets forth the plan's prepaid pension asset at December 31, 1999 and 1998:

                                               1999     1998
                                             ------------------
Actuarial present value of benefit obligations:
  Vested benefits                             $1,168   $1,602
  Nonvested benefits                                        4
                                             ------------------
Accumulated benefit obligation                 1,168    1,606
Effect of future salary increases                         588
                                             ------------------
Projected benefit obligation                   1,168    2,194
Plan assets at fair value                      1,408    1,852
                                             ------------------
Plan assets greater than (less than)
  projected benefit obligation                   240     (342)
Unrecognized:
  Prior service cost                                       24
  Net loss from past experience                    1      518
  Net asset at date of transition                (52)     (59)
                                             ------------------
Prepaid pension asset                         $  189   $  141
                                             ------------------

     The following table sets forth a reconciliation of beginning and ending balances of the benefit obligation:

                                                 Year Ended
                                                December 31,
                                               1999     1998
                                           --------------------
Balance, beginning                            $2,194   $1,852
Service cost                                     103      106
Interest cost                                     97      115
Actuarial gains and losses                        41       50
Benefits paid                                   (710)     (42)
Plan amendments                                           113
Reduction due to curtailment                    (557)
                                           --------------------
Balance, ending                               $1,168   $2,194
                                           --------------------

     The following table sets forth a reconciliation of beginning and ending balances of the fair value of plan assets:

                                                 Year Ended
                                                December 31,
                                               1999      1998
                                           --------------------
Balance, beginning                            $1,852   $1,631
Actual return on plan assets                      70       97
Contributions by employer                        196      166
Benefits paid                                   (710)     (42)
                                           --------------------
Balance, ending                               $1,408   $1,852
                                           --------------------

   The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6.0% for the years ended December 31, 1999 and 1998, respectively. The expected long-term rate of return on assets was 6.0% for 1999 and 1998, respectively. Plan assets consist primarily of certificates of deposit at the Bank.
   The Company also maintains a profit-sharing plan for eligible employees. Profit-sharing contributions are at the discretion of the Board of Directors. The contribution was $114 in 1998 and $463 in 1997. As of July 1998, contributions to the profit-sharing plan were suspended. Plan assets consist primarily of a diversified stock portfolio.
   Effective January 1, 2000, the Company amended the profit-sharing plan and instituted a 401(k) defined contribution plan which provides for pre-tax contributions by eligible employees with matching contributions at the discretion of the Board of Directors.

12. EMPLOYEE STOCK OWNERSHIP PLAN

   As part of the conversion and reorganization, in July 1998, the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP as a liability. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential is charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 1999, 62,850 shares were committed to be released of which 41,900 shares have not yet been allocated to participant accounts.
The Company recorded compensation and employee benefit expense related to the ESOP of $350 and $200 for the years ended December 31, 1999 and 1998, respectively.

13. OTHER EMPLOYEE BENEFITS

Stock Option Plans--The 1994 and 1992 Stock Option Plans were adopted by the Board of Directors to provide additional incentive to retain officers, directors and key employees. Options were granted at the estimated fair value at the date of grant. Options for the 1992 plan vested over a five year period. Options for the 1994 plan vested immediately. In connection with the conversion and reorganization, the options were adjusted to reflect the exchange ratio (see
Note 1). At December 31, 1999, options outstanding under the 1994 and 1992 Plans totaled 66,623 with an exercise price ranging from $1.80 to $2.07.
   During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Stock Option Plan. Common stock totaling 785,637 shares has been reserved for issuance under the Plan. An aggregate of 502,985 shares have been granted to the Company's executive officers, non-employee directors and other key employees subject to vesting and other provisions of the Plan.

Notes to Consolidated Statements    Thistle Group Holdings, Co. and Subsidiaries
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands,  except per share data) (continued)

     The following table summarizes transactions regarding the stock option plans:

                                                                         Weighted     Weighted
                                               Number                     Average      Average
                                                 of        Exercise      Exercise     Remaining
                                               Option        Price         Price     Contractual
                                               Shares        Range       Per Share      Life
                                            -----------------------------------------------------
Outstanding at January 1, 1997                 222,064    $1.80-$2.07      $1.94
  Granted
  Canceled
  Exercised
                                            ---------------------------------------
Outstanding at December 31, 1997               222,064    $1.80-$2.07      $1.94       72 months
                                            ---------------------------------------
Exercisable at December 31, 1997               222,064    $1.80-$2.07      $1.94
                                            ---------------------------------------
  Granted
  Canceled
  Exercised
                                            ---------------------------------------
Outstanding at December 31, 1998               222,064    $1.80-$2.07      $1.94       60 months
                                            ---------------------------------------
Exercisable at December 31, 1998               222,064    $1.80-$2.07      $1.94
                                            ---------------------------------------
  Granted                                      502,985    $7.00-$8.94      $8.88
  Canceled
  Exercised                                    155,441    $1.80-$2.07      $1.93
                                            ---------------------------------------
Outstanding at December 31, 1999               569,608    $1.80-$8.94      $8.07      112 months
                                            ---------------------------------------
Exercisable at December 31, 1999               460,231    $1.80-$8.94      $7.93
                                            ---------------------------------------

     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:
                                                  December 31,
                                                      1999
                                                 ------------
Net income:
  As reported                                        $5,348
  Pro forma                                           4,667
Net income per common and common equivalent share:
    Earnings per common share
      As reported                                    $ 0.72
      Pro forma                                      $ 0.63
    Weighted average fair value of
      options granted during the period              $ 1.77

     The binomial option-pricing model was used to determine the grant date fair value of options. Significant assumptions used to calculated the above fair value of the awards are as follows:

                                                  December 31,
                                                      1999
                                                  -------------
Risk free interest rate of return                       6.50%
Expected option life (months)                            120
Expected volatility                                    27.11%
Expected dividends                                      3.4%

Restricted Stock Plan--In prior years the Company's Board of Directors had adopted Management Recognition Plans. All shares under these plans were granted prior to December 31, 1997. The Company recognized compensation and employee benefit expense of $12 for the year ended December 31, 1997. All shares are fully vested.
   During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Restricted Stock Plan ("RSP"). There are 314,254 shares authorized under the RSP. As of December 31, 1999, the Company had outstanding awards aggregating to 243,460 shares to the Company's Board of Directors, executive officers and other key employees subject to vesting and other provisions of the RSP. At December 31, 1999, the deferred cost of the unearned RSP shares totaled $2,542 and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over a five year vesting period for executive officers and other key employees and over a four year vesting period for non-employee directors. For the year ended December 31, 1999, the Company recognized compensation and employee benefit expense of $219 related to the RSP.

Supplemental  Retirement  Benefits--In November 1995, the Company entered into a
Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $179, $328 and $184 for the years ended December 31, 1999, 1998 and 1997, respectively.

14. SHAREHOLDER RIGHTS PLAN

   On September 13, 1999, the Company's Board of Directors adopted a Shareholder Rights Plan. Under the Plan, each shareholder of record at the close of business on September 30, 1999 received a dividend distribution of one Right for each outstanding share of common stock. The Rights expire on September 13, 2009 and thereafter have no further value. They are redeemable by the Board of Directors at a price of $.01 per Right at any time within the ten year period until a person or group has acquired 15% or more of the then outstanding common stock. The rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% of the common stock.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                                      December 31,
                                                            1999                         1998
                                                  -----------------------------------------------------
                                                    Carrying       Fair         Carrying        Fair
                                                     Amount        Value         Amount         Value
                                                  -----------------------------------------------------
Assets:
  Cash and cash equivalents                         $ 37,197     $ 37,197       $ 26,136      $ 26,136
  Investments held to maturity                                                    54,129        53,958
  Investments available for sale                     115,463      115,463         20,274        20,274
  Mortgage-backed securities available for sale      204,706      204,706        229,883       229,883
  Loans receivable                                   157,233      154,756        133,908       135,906
  Loans held for sale                                  3,925        3,925          2,558         2,558
  Federal Home Loan Bank stock                         8,844        8,844          5,344         5,344
Liabilities:
  NOW, MMDA and Passbook accounts                    127,861      127,861        132,636       132,636
  Certificate accounts                               164,758      164,224        143,764       144,389
  FHLB Advances                                      176,884      150,225        106,884       121,250
  Other borrowings                                     3,000        3,000


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

Other Borrowings--As the borrowing is variable rate, the carrying value is a reasonable estimate of fair value.

Commitments to Extend Credit and Letters of Credit--Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of commitments is deemed immaterial for disclosures in the table above.
   The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Notes to Consolidated Statements    Thistle Group Holdings, Co. and Subsidiaries
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands, except per share data) (continued)

16. PARENT COMPANY FINANCIAL INFORMATION
     Condensed financial statements of Thistle Group Holdings, Co. are as follows:

Condensed Statements of Financial Condition

                                               December 31,
                                             1999       1998
                                           ---------------------
Assets
Cash and cash equivalents                  $ 5,139    $ 13,390
Investments available for sale               3,651      18,989
Investment in subsidiaries                  61,458      61,537
Loans receivable                             8,199       6,075
Accrued interest receivable                                356
Prepaid expenses and other assets              103         556
                                           ---------------------
  Total assets                             $78,550    $100,903
                                           ---------------------
Liabilities and Stockholders' Equity
Other borrowings                           $ 3,000
Dividends payable                              467      $  450
Other liabilities                              423         224
                                           ---------------------
  Total liabilities                          3,890         674
                                           ---------------------
Stockholders' equity                        74,660     100,229
                                           ---------------------
Total liabilities and stockholders' equity $78,550    $100,903
                                           ---------------------


Condensed Statements of Income

                                                Year Ended
                                               December 31,
                                             1999       1998
                                          ----------------------
Income:
  Interest on loans                         $  521      $  215
  Interest and dividends on investments        558         374
  Gain on sale of investments                  262           8
                                          ----------------------
    Total income                             1,341         597
                                          ----------------------
Interest on other borrowings                    78
                                          ----------------------
Operating expenses                             150          23
                                          ----------------------
Income before income taxes and equity
  in undistributed income of subsidiaries    1,113         574
Income tax expense                             347         176
                                          ----------------------
Income before equity in undistributed
  income of subsidiaries                       766         398
Equity in undistributed income of subsidiaries4,582      1,952
                                          ----------------------
Net income                                 $ 5,348     $ 2,350
                                          ----------------------

Condensed Statements of Cash Flows
                                                Year Ended
                                               December 31,
                                             1999       1998
                                          ----------------------
Operating activities:
  Net income                              $  5,348    $  2,350
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      (Equity in) undistributed earnings
        of subsidiary                       (4,582)     (1,952)
      Gain on sale of investments             (262)         (8)
      Decrease (increase) in other assets      809        (912)
      Increase in other liabilities            216         452
                                          ----------------------
        Net cash provided by (used in)
          operating activities               1,529         (70)
                                          ----------------------
Investing activities:
  Purchase of investments                   (6,600)    (14,820)
  Increase in loans receivable              (2,124)     (6,075)
  Proceeds from the sale of investments      5,895       2,147
  Dividends received from subsidiaries       4,800         900
                                          ----------------------
        Net cash provided by (used in)
          investing activities               1,971     (17,848)
                                          ----------------------
Financing activities:
  Net proceeds from stock offering                      70,624
  Proceeds from other borrowings             3,000
  Capital contribution to subsidiary                   (38,632)
  Purchase of treasury stock               (13,326)
  Dividends paid                            (1,725)       (900)
  Net proceeds from exercise of
    stock options                              300
                                          ----------------------
        Net cash (used in) provided by
          financing activities             (11,751)     31,092
                                          ----------------------
(Decrease) increase in cash                 (8,251)     13,174
Cash, beginning of year                     13,390         216
                                          ----------------------
Cash, end of year                         $  5,139    $ 13,390
                                          ----------------------
Supplemental Disclosure:
  Noncash transfer of investments
    to subsidiary                         $ 16,162

17. QUARTERLY FINANCIAL DATA (Unaudited)

     Unaudited quarterly financial data for the years ended December 31, 1999 and 1998 is as follows:

                                                                    1999                                     1998
                                                 ----------------------------------------------------------------------------------
                                                     First    Second     Third    Fourth      First    Second     Third    Fourth
                                                    Quarter   Quarter   Quarter   Quarter    Quarter   Quarter   Quarter   Quarter
                                                 ----------------------------------------------------------------------------------
Interest income                                     $7,770    $8,311    $8,924    $9,153     $4,827    $4,984    $6,575    $7,296
Interest expense                                     4,300     4,688     5,167     5,517      2,626     2,777     3,324     4,206
                                                 ----------------------------------------------------------------------------------
Net interest income                                  3,470     3,623     3,757     3,636      2,201     2,207     3,251     3,090
Provision for loan losses                               30       120        45        45         15        15        15       225
                                                 ----------------------------------------------------------------------------------
Net interest income after provision for loan losses  3,440     3,503     3,712     3,591      2,186     2,192     3,236     2,865
                                                 ----------------------------------------------------------------------------------
Non-interest income                                    148       400       146       257        124       143       134        14
Non-interest expense                                 1,921     2,067     2,276     1,957      1,644     1,639     1,953     1,839
                                                 ----------------------------------------------------------------------------------
Income before taxes                                  1,667     1,836     1,582     1,891        666       696     1,417     1,040
Provision for income taxes                             462       427       292       447        243       272       524       430
                                                 ----------------------------------------------------------------------------------
Net income                                          $1,205    $1,409    $1,290    $1,444     $  423    $  424    $  893    $  610
                                                 ----------------------------------------------------------------------------------
Per share:
Earnings per share--basic                           $ 0.16    $ 0.19    $ 0.18    $ 0.20                         $ 0.10    $ 0.07
Earnings per share--diluted                           0.15      0.19      0.18      0.20                           0.09      0.07
Common stock price range of the Company:
High                                                  9.94      9.25      9.00      7.69                          10.06      9.81
Low                                                   8.50      8.25      7.00      6.62                           7.50      7.75

Independent Auditors' Report
To the Board of Directors of
Thistle Group Holdings, Co. and Subsidiaries:

   We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thistle Group Holdings, Co. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
January 24, 2000

Corporate Information     Thistle Group Holdings, Co. and Subsidiaries


Headquarters

Thistle Group Holdings, Co.                   Market Makers                             Branch Offices
6060 Ridge Avenue
Philadelphia, Pennsylvania 19128              Sandler O'Neill & Partners                6060 Ridge Avenue
                                              F.J. Morrissey & Co., Inc.                Philadelphia, Pennsylvania 19128
Annual Shareholders' Meeting                  Tucker Anthony Inc.                       (215) 483-2800
                                              Trident Securities, Inc.
Thistle Group Holdings, Co.'s                 Friedman Billings Ramsey & Co., Inc.      7568 Ridge Avenue
Annual shareholders' meeting will             Ryan Beck & Co., Inc.                     Philadelphia, Pennsylvania 19128
be held on April 19, 2000 at 9:30 a.m.                                                  (215) 483-1434
at the Williamson's  restaurant atop the      Annual Report & Form 10-K
GSBBuilding,  One Belmont Avenue                                                        8345 Ridge Avenue
Philadelphia, Pennsylvania.                   Copies of Thistle Group                   Philadelphia, Pennsylvania 19128
                                              Holdings,  Co.'s Annual  Report and       (215) 483-1200
Dividend Reinvestment Plan                    Form 10-K are  available  without
                                              charge by writing:                        4370 Main Street
Thistle Group Holdings, Co. offers                                                      Philadelphia, Pennsylvania 19127
its shareholders a convenient method          Thistle Group Holdings, Co.               (215) 483-1500
of increasing their investment in             Shareholder Relations
the Company.  Through the Automatic           6060 Ridge Avenue                         1024 Church Lane
Dividend  Reinvestment Plan stock-            Philadelphia, Pennsylvania 19128          Yeadon, Pennsylvania 19151
holders may have their dividends and                                                    (610) 622-4567
optional cash  contributions of               Stock Listing
between $100 and $1000 per quarter                                                      6503-15 Haverford Avenue
reinvested in additional common               Shares of Thistle  Group  Holdings,       Philadelphia, Pennsylvania 19151
shares without incurring brokerage            Co.'s common stock are traded on          (215) 748-6312
commissions or service charges. Share-        The Nasdaq Stock Market under
holders not enrolled in this plan, as         the symbol THTL.
well as brokers and custodians who
hold stock for clients,  may receive a        Transfer Agent and Registrar
copy of the plan and enrollment card
by contacting Registrar and Transfer          Registrar and Transfer Company
Investor Relations Department  at             10 Commence Street
(800)  368-5948  or Pam Cyr,  Vice            Cranford, NewJersey 07016
President,  Finance  at (215)483-2800.
                                              Independent Auditors

                                              Deloitte & Touche LLP
                                              24th Floor
                                              1700 Market Street
                                              Philadelphia, Pennsylvania 19103-3984

                                              Special Counsel

                                              Malizia, Spidi, & Fisch, P.C.
                                              One Franklin Square
                                              1301 K Street, N.W., Suite 700 East
                                              Washington, D.C. 20005



36