Form 10-K, Exhibit 13
period 2000-12-31
THISTLE GROUP HOLDINGS CO
filed 2001-03-19
CIK 1058539

EXHIBIT 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

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

Overview

Thistle Group Holdings, Co. (the "Company") is a unitary thrift holding company incorporated in the Commonwealth of Pennsylvania and headquartered in Philadelphia, Pennsylvania. The Company's business is conducted principally through Roxborough Manayunk Bank (the "Bank") which provides a full range of banking services through its eleven branch offices located in the counties of Philadelphia, Chester and Delaware in the Commonwealth of Pennsylvania and Wilmington, Delaware, and its transactional web site RMBgo.com.

During fiscal 2000, the Company's growth was bolstered by the following branch acquisitions (the "Branch Acquisitions"), which were accounted for under the purchase method of accounting:

On August 7, 2000, the Company opened four Banking Offices located in Lionville, Media, West Chester, and Westtown, Pennsylvania, which were acquired from Wilmington Trust Company of Pennsylvania. The acquisition included the acquisition of real property and the assumption of $54.5 million in deposit liabilities.

On September 11, 2000, the Company opened its first Banking Office in Wilmington, Delaware, which was acquired from Crown Bank, FSB. The acquisition included the real property of the branch, and the assumption of $41 million in deposit liabilities.

Additionally, the Company formed TGH Securities in February 2000 as its broker dealer subsidiary. TGH Securities commenced business on May 26, 2000.

Unless the context indicates otherwise, all references to the Company refer collectively to the Company and the Bank.

Market Rate Risk
Market risk is the risk of loss of income from adverse changes in prices and interest rates that are set by the market. The Company is at risk when interest rates affect the income the Company receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect the Company's earnings if the rates of interest it earns on its loans and investments do not change at the same speed, to the same extent or on the same basis as the interest rates that it pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

The Company accomplishes this by first evaluating its interest rate risk that is inherent in the makeup of its assets and liabilities. Then it considers its business strategy, current operating environment, capital and liquidity requirements, as well as its current performance objectives, and determines an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company attempts to manage its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates.

The Board of Directors reviews the Company's interest rate risk exposure quarterly and has appointed an Asset/Liability Committee made up of senior management that is responsible for working with the Board of Directors to establish strategies to manage interest rate risk and to evaluate the effectiveness of these strategies. The Committee also attempts to determine the effect that changes in interest rates will have on interest earning assets and liabilities of the Company and whether such effects are within the limits set by the Board of Directors.


GAP Table
Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "GAP," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A GAP is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative GAP within a given period of time would adversely affect net interest income, while a positive GAP within such period of time may result in an increase in net interest income. During a period of falling interest rates, a negative GAP within a given period of time may result in an increase in net interest income while a positive GAP within such period of time may have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities and borrowings outstanding at December 31, 2000, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined by the contractual terms or assumed decay rates of the asset or liability. There has been no adjustment for the impact of future loan commitments.

                                        Within        Six to      More than      More than
                                          Six         Twelve     One Year to    Three Years    Over Five
                                        Months        Months     Three Years   to Five Years     Years        Total
                                      --------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable                       $  13,368    $    8,425    $   27,624    $   46,850     $123,093     $ 219,360
Mortgage-backed securities                 3,635         3,628        14,463        14,422      222,722       258,870
Investment securities                        727                                       750      135,315       136,792
Interest-earning deposits                 16,188                                                               16,188
                                      --------------------------------------------------------------------------------
   Total interest-earning assets       $  33,918    $   12,053    $   42,087    $   62,022     $481,130     $ 631,210
                                      ================================================================================
Interest-bearing liabilities:
Deposits                               $ 163,256    $  111,902    $  110,884    $   20,642                  $ 406,684
Advances from borrowers
   for taxes and insurance                 2,534                                                                2,534
Other borrowings                                                       1,750                                    1,750
FHLB Advances                                           85,000        60,000        25,000     $  1,884       171,884
                                      --------------------------------------------------------------------------------
   Total interest-bearing
     liabilities                       $ 165,790    $  196,902    $  172,634    $   45,642     $  1,884     $ 582,852
                                      ================================================================================
Excess (deficiency) of
interest-earning assets over
interest-bearing liabilities           $(131,872)   $ (184,849)   $ (130,547)   $   16,380     $479,246     $  48,358
                                      ================================================================================
Cumulative excess (deficiency) of
interest-earning assets over
interest-bearing liabilities           $(131,872)   $ (316,721)   $ (447,268)   $ (430,888)    $ 48,358
                                      ================================================================================
Cumulative excess (deficiency) of
interest-earning assets over
interest-bearing liabilities as a
percentage of total assets               (18.83%)      (45.23%)      (63.88%)      (61.54%)        6.91%
                                      ================================================================================

The Company's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the repricing characteristics of deposits. The following assumptions were made in calculating the values in the GAP table: loans and mortgage-backed securities are presented in the period in which they amortize, reprice, or mature and do not contain prepayment assumptions. Passbook and statement savings accounts are assumed to decay at a rate of 30.0%, 30.0%, and 40.0% in each of the first three years, respectively. Money Market ("MMDA") and negotiable order of withdrawal ("NOW") accounts are assumed to decay at a rate of 75% and 25%, in one year or less and over one year, respectively. Decay rates are based on assumption rates using industry experience adjusted by the Company as needed to reflect its individual experience. It should be noted that passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments.

The table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Net Portfolio Value
The Company also monitors its interest rate sensitivity using the Office of Thrift Supervision ("OTS") model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. NPV is defined as the current market value of the Bank's assets, less the current market value of its liabilities, plus or minus the current value of off-balance-sheet items. The change in NPV measures the Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance-sheet items as a result of an instantaneous change in the general level of interest rates.

As market interest rates decrease, the average maturities of the Bank's loans and investment securities shorten due to quicker prepayments, causing a relatively moderate increase in their value. The Bank's deposit accounts have relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase.

The following table lists the percentage change in the Bank's net portfolio value assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at December 31, 2000. Dollar amounts are expressed in thousands.

                                    Net Portfolio Value                     Net Portfolio Value as a % of
                                                                                       Assets
-------------------------------------------------------------------------------------------------------------
 Changes in Rates                                          Percentage      Net Portfolio      Basis Point
 in Basis Points     Dollar Amount     Dollar Change         Change         Value Ratio          Change
-------------------------------------------------------------------------------------------------------------
       300             $  4,375          $ (57,574)           -92%              .75%             (814)
       200               23,755            (34,194)           -59%             3.90%             (498)
       100               44,424            (13,526)           -23%             7.01%             (188)
         0               57,950                                                8.89%
      (100)              67,960             10,010             17%            10.18%              130
      (200)              71,491             13,541             23%            10.57%              169
      (300)              77,642             19,692             34%            11.29%              240

The calculations in the NPV table above indicate that the Bank's NPV would be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. In addition, the Bank may be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

When various asset categories are adjusted to include assets of the Company, the NPV dollar amount in a flat rate scenario (zero basis points) increases to $74.5 million compared to $57.9 million on a Bank only basis. In the event of an instantaneous and permanent increase of 200 basis points, the Company's NPV dollar amount would decrease to $37.9 million, or an NPV ratio of 6.09%, compared to an NPV dollar amount of $23.8 million, or NPV ratio of 3.90%, on a Bank only basis.

Like the GAP table, the NPV model has some shortcomings. Certain assumptions have to be made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of the Company's interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, it cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.





Changes in Financial Condition

General
Total assets of the Company increased by $145.4 million or 26.2%, from $554.8 million at December 31, 1999 to $700.2 million at December 31, 2000. The increase is primarily attributable to growth in loans receivable and mortgage-backed securities. Growth in assets was funded by internal deposit growth and deposits acquired through the Branch Acquisitions.

Cash and Investments

Cash and investments (including investments available for sale and trading securities) increased by $23.9 million, or 15.7%, to $176.6 million at December 31, 2000 compared to $152.7 million at December 31, 1999. The increase is primarily attributable to trading securities of $28.0 million from TGH Securities, an increase in investments of approximately $12.7 million offset by a decrease in cash and cash equivalents of $16.9 million. The increase in investments available for sale resulted from purchases and a decrease in the unrealized loss. The decrease in cash and cash equivalents resulted from the Company decreasing its liquidity as there was no longer a concern for anticipated cash needs relating to the end of century rollover.

Mortgage-Backed Securities Available for Sale

Mortgage-backed securities available for sale increased $54.2 million, or 26.5%, to $258.9 million at December 31, 2000 compared to $204.7 million at December 31, 1999. The increase was the result of purchases and a decrease in the unrealized loss offset by repayments and sales.

Loans Receivable, Net

Aggregate loans receivable net increased $58.2 million, or 36.1%, to $219.4 million at December 31, 2000 compared to $161.2 million at December 31, 1999. The increase is generally attributable to increases in residential loans of $11.2 million, home equity loans and lines of $4.5 million, commercial mortgage loans of $24.9 million, commercial business loans of $9.2 million and construction loans of $8.8 million.

Office Properties and Equipment

Office properties and equipment increased $4.1 million, or 142.6%, from $2.9 million at December 31, 1999 to $6.9 million at December 31, 2000. The increase was due mainly to the purchase of real estate and fixed assets related to the Branch Acquisitions in the amount of $3.5 million.

Excess of Cost over Fair Value of Assets Acquired

Excess of cost over fair value of assets acquired was recorded in connection with the Branch Acquisitions, which totaled $7.7 million. This intangible asset is amortized on a straight-line basis over the period of expected benefit which approximates 12 years. At December 31, 2000, amortization expense totaled $255,000.

Deposits

Deposits increased by $114.1 million, or 39%, to $406.7 million at December 31, 2000 from $292.6 million at December 31, 1999. This increase was primarily attributable to increases in certificates of deposit of $70.9 million, NOW accounts and transaction checking of $21.3 million, money market accounts of $17.6 million and passbook accounts of $4.2 million. These increases were due primarily to the Branch Acquisitions.

Payable to Brokers and Dealers

Payable to brokers and dealers was $27.9 million at December 31, 2000. The amount represents monies due for trading securities purchased but not yet settled by TGH Securities. This payable may fluctuate from period to period, depending upon the amount of securities purchased by TGH Securities at each quarter-end or year-end period.

Equity

At December 31, 2000, total stockholders' equity was $83.1 million, or 11.9% of total assets, compared to $74.7 million, or 13.5% of total assets, at December 31, 1999. The $8.4 million increase was due to net income of $5.2 million, a decrease of $9.1 million in accumulated other comprehensive loss, offset by dividends paid of $1.9 million and $4.9 million in stock repurchase costs. Accumulated other comprehensive loss decreased as a result of changes in the net unrealized (loss) on the available for sale securities due to fluctuations in interest rates. Because of interest rate volatility, the Company's accumulated other comprehensive loss could materially fluctuate for each interim and year-end period.

Results of Operations

Analysis of Net Interest Income

Historically, the Company's earnings have depended primarily on its net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by:

o the interest rate spread - the difference between rates of interest earned on interest-earning assets and rates paid on its interest-bearing liabilities; and
o the aggregate amounts of its interest-earning assets and interest-bearing liabilities.

Average Balance Sheet
The following table sets forth, for the periods indicated, information regarding
(i)  the  total   dollar   amount  of  interest   income  of  the  Company  from
interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material differences in the information presented.

                                                                         Year ended December 31,
                            At       -----------------------------------------------------------------------------------------------
                         12/31/00                 2000                            1999                             1998
                        ------------------------------------------------------------------------------------------------------------
                                     Average              Average     Average              Average     Average              Average
                        Yield/Cost   Balance   Interest  Yield/Cost   Balance   Interest  Yield/Cost   Balance   Interest Yield/Cost
                        ------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable (1)       8.04%     $184,915   $15,395    8.33%      $144,808   $11,443    7.90%      $110,059    $8,933    8.12%
Mortgage-backed
  securities               7.38%      223,287    15,623    7.00%       213,971    13,745    6.42%       158,400     9,633    6.08%
Cash and investment
  securities               6.81%      118,861     8,232    6.93%        96,225     6,545    6.80%        64,905     4,407    6.79%
Tax exempt securities
  (2)                      5.33%       54,702     2,836    5.18%        49,569     2,425    4.89%        14,721       710    4.82%
                                     -------------------             --------------------             --------------------
Total interest-earning
  assets                   7.32%     $581,765   $42,086    7.23%      $504,573   $34,158    6.77%      $348,085   $23,683    6.80%
                                     -------------------             --------------------             --------------------
Non-interest-earning
  assets                               37,021                           21,725                           12,037
                                     ---------                       ----------                       ----------
   Total assets                      $618,786                         $526,298                         $360,122
                                     =========                       ==========                       ==========
Interest-bearing
  liabilities:

Savings accounts           3.22%      $99,363    $3,214    3.23%      $100,455    $3,238    3.22%       $97,634    $3,592    3.68%
Certificate accounts       6.07%      199,196    11,656    5.85%       149,592     7,777    5.20%       127,478     6,825    5.35%
Other deposit accounts     2.27%       44,759       996    2.23%        30,551       661    2.18%        22,749       535    2.35%
                                     -------------------             --------------------             --------------------
   Total deposits          4.71%      343,318    15,866    4.62%      $280,598   $11,676    4.16%      $247,861   $10,952    4.42%
                                     -------------------             --------------------             --------------------
Borrowings                 5.33%      174,901     9,780    5.59%       154,801     7,964    5.14%        38,884     1,956    5.03%
Other liabilities
  (escrow)                 2.00%        1,966        35    1.76%         1,687        32    1.92%         1,620        26    1.60%

   Total
     interest-bearing
     liabilities           4.89%     $520,185   $25,681    4.94%      $437,086   $19,672    4.50%      $288,365   $12,934    4.48%
                                     -------------------             --------------------             --------------------
Non-interest-bearing
  liabilities                          22,102                            6,349                            7,119
                                     ---------                       ----------                       ----------
   Total liabilities                  542,287                          443,435                          295,484
                                     ---------                       ----------                       ----------
Stockholder's equity                   76,499                           82,864                           64,638
                                     ---------                       ----------                       ----------
   Total liabilities
     and Stockholders'
     equity                          $618,786                         $526,299                         $360,122
                                     =========                       ==========                       ==========
Net interest income                             $16,405                          $14,486                          $10,749
                                               =========                        =========                        =========
Interest rate spread       2.43%                           2.30%                            2.27%                            2.32%
                                                         ===========                      ===========                      =========
Net yield on
  interest-earning
  assets                                                   2.82%                            2.87%                            3.09%
                                                         ===========                      ===========                      =========
Ratio of average
  interest-earning
  assets to average
  interest-bearing
  liabilities                                             111.84%                          115.44%                          120.71%
                                                         ===========                      ===========                      =========

(1) Non-accrual loans and loan fees have been included and are considered immaterial to the analysis herein.
(2) Tax exempt securities are presented on a coupon basis.

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

                                                                       Year ended December 31,
                                         ----------------------------------------------------------------------------------
                                                      2000 vs. 1999                                1999 vs. 1998
                                         -----------------------------------------    -------------------------------------
                                                   Increase (Decrease)                          Increase (Decrease)
                                                          Due to                                      Due to
                                         ----------------------------------------   ---------------------------------------
                                                                 Rate/                                     Rate/
                                           Volume      Rate     Volume      Net      Volume      Rate     Volume     Net
                                         ----------------------------------------   ---------------------------------------
                                                                          (Dollars in Thousands)
Interest Income:
  Loans receivable                        $ 3,169   $   613    $   170    $ 3,952   $ 2,820   $  (236)   $   (74)  $ 2,510
  Mortgage-backed securities                  598     1,227         53      1,878     3,380       542        190     4,112
  Cash and investment securities            1,540       119         28      1,687     2,127         8          4     2,139
  Tax exempt securities                       251       145         15        411     1,681        10         24     1,715
                                         ----------------------------------------   ---------------------------------------
      Total interest-earning assets       $ 5,558   $ 2,104    $   266    $ 7,928   $10,008   $   324    $   144   $10,476
                                          =======================================   =======================================
Interest expense:
 Deposit accounts                         $ 2,610   $ 1,291    $   289    $ 4,190   $ 1,446 $    (637)   $   (84)  $   725
  Borrowings                                1,034       693         90      1,817     5,831        44        132     6,007
  Other liabilities                             5        (3)        (0)         2         1         5          0         6
                                         ----------------------------------------   ---------------------------------------
     Total interest-bearing liabilities   $ 3,649   $ 1,981    $   379    $ 6,009   $ 7,278   $  (588)   $    48   $ 6,738
                                          =======================================   =======================================
Net change in interest income             $ 1,909   $   123    $  (113)   $ 1,919   $ 2,730   $   912    $    96   $ 3,738
                                          =======================================   =======================================

Net Income

The Company reported net income of $5.2 million, $5.3 million and $2.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. The $100,000 decrease in net income for the year ended December 31, 2000 compared to December 1999 was primarily due to the Branch Acquisitions. Operating expenses for the year ended December 31, 2000 increased $3.2 million, offset by increases of $1.7 million and $1.2 million in net interest income and other income, respectively. The $2.9 million increase in net income for the year ended December 31, 1999 compared to the year ended December 1998 was primarily due to a $3.8 million increase in net interest income as well as a decrease in the effective tax rate paid by the Company from 38.5% in 1998 to 23.3% in 1999, offset in part by a $1.1 million increase in operating expenses.

Net Interest Income

Net interest income increased $1.7 million, or 11.8%, to $15.9 million for the year ended December 31, 2000 from $14.2 million in 1999. The increase was the result of a $7.9 million increase in interest income offset by a $6.0 million increase in interest expense.

Net interest income increased $3.7 million, or 34.8%, to $14.5 million in the year ended December 31, 1999 from $10.8 million in 1998. The increase came as a result of a $10.5 million increase in interest income offset by a $6.7 million increase in interest expense.

Interest Income

Total interest income amounted to $42.1 million for the year ended December 31, 2000 compared to $34.2 million in 1999. The increase in 2000 of $7.9 million, or 23.2%, over 1999 was primarily due to an increase of $77.2 million in the average balance of interest-earning assets and an increase in the average yield of 44 basis points (with 100 basis points being equal to 1%). The increase in average balances was due to the investing of cash received in the Branch Acquisitions, while the increase in yield reflects effects of the interest rate environment during 2000 and the composition of the loan portfolio. During 2000, the Company had a greater percentage of commercial and consumer loans outstanding than in 1999. These loans generally are at higher rates and of shorter duration than single family mortgages.

Total interest income amounted to $34.2 million for the year ended December 31, 1999 compared to $23.7 million for the year ended December 31, 1998. The increase in 1999 of $10.5 million, or 44.2%, over 1998 was primarily due to an increase in income from all interest earning assets, resulting from an increase of $156.5 million, or 45%, in the average balance outstanding of those assets. This increase was partially offset by a 3 basis point decrease in the related yield (with 100 basis points being equal to 1%). The increase in average balances was due to the investing of proceeds from the stock sale in July 1998 and the leveraging of the Company's capital base, while the slight decrease in yield reflects the effects of the interest rate environment existing during 1999.

Interest Expense

Total interest expense increased by $6.0 million or 30.6% for the year ended December 31, 2000 compared to 1999. The increase was primarily attributable to an increase of $4.2 million in interest on deposits and an increase of $1.9 million in interest on Federal Home Loan Bank ("FHLB") borrowings. The increase in interest on deposits was due to an increase of $62.7 million in the average balance of deposits and an increase of 46 basis points in the average rate paid. The increase in interest expense on FHLB borrowings was due to an increase of $20.1 million in the average balance of borrowings combined with an increase of 45 basis points in the average rate paid.

Total interest expense increased by $6.7 million, or 52.1%, for the year ended December 31, 1999 compared to 1998. The increase was primarily attributable to a $6.0 million increase in interest expense in FHLB borrowings and a $699,000 increase in interest on deposits. Interest expense on FHLB borrowings increased due to a $115.9 million increase in the average balance of such borrowings combined with an 11 basis point increase in the average rate paid. The interest expense on deposits increased due to a $32.7 million increase in the average balance of deposits offset by a 26 basis point decline in the average rate paid. The increase in average borrowings and deposits was used to fund loan originations and purchase investment securities and mortgage-backed securities.

Provision for Loan Losses

The Company recorded a provision for loan losses of $480,000 in 2000, $240,000 in 1999 and $270,000 in 1998. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio.

The provision for loan losses increased in 2000 as a result of the Company's change in the mix of the products offered in the loan portfolio - from lower yielding loans (i.e., one- to four-family loans) to higher yielding loans (i.e., commercial real estate, home equity lines of credit and improvement loans, commercial non-mortgage loans and construction loans). Such change in the portfolio mix resulted in an increase in the risk profile inherent within the loan portfolio. See "Loans Receivable, Net."

Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2000, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

Other Income

Other income for the year ended December 31, 2000 was $2.1 million as compared to $951,000 for 1999. The $1.2 million, or 124.2% increase, was due primarily to TGH Securities' trading revenues of $705,000, a $506,000 net gain on asset sales in 2000 versus $137,000 in 1999 and an increase of $194,000 in service charges and other fees.

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

Other Expenses

For the year ended December 31, 2000, other expenses increased $3.2 million, or 38.9%, to $11.4 million as compared to $8.2 million in 1999. The increases in other expenses is primarily attributable to the Branch

Acquisitions, the addition of personnel in commercial lending and the personnel and operations at TGH Securities.

For the year ended December 31, 1999, other expenses increased $1.1 million, or 16.2%, to $8.2 million as compared to $7.1 million in 1998. Salaries and employee benefits increased $307,000 due to normal salary increases, addition of personnel and compensation expenses related to the restricted stock plan. Occupancy and equipment costs increased $177,000 due to increased depreciation related to the purchase of a new computer system in August 1998 and to increased costs for maintenance contracts related to the addition of new hardware. Professional costs increased $260,000 due to accounting and legal fees associated with being a listed company, legal costs incurred related to the adoption of the Company's stock plans and various corporate and regulatory actions, the outsourcing of the Company's internal audit function and consulting fees related to Y2K contingency planning. Advertising and promotion increased $112,000 as the Company began a focused strategic marketing effort in the latter half of 1999, which included additional media costs for new product campaigns. Increases in other expenses amounted to $269,000 due to costs associated with the production of the Company's initial annual report and proxy statements, transfer agent and NASDAQ listing fees, as well as other expenses related to the in-house computer system.

Income Taxes

Income tax expense for the years ended December 31, 2000, 1999 and 1998, was $1.4 million, $1.6 million and $1.5 million, respectively. The primary reason for the decrease in the effective tax rate was the reduction in state taxes resulting from purchases of tax exempt securities. The Company has also employed various strategies to reduce both federal and state taxes.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the consolidation of the financial institution industry.

The primary investment activity of the Company is the origination and purchase of mortgage loans, commercial business loans, mortgage-backed securities and other investments. During the years ended December 31, 2000, 1999 and 1998, the Company originated loans in the amounts of $82.6 million, $47.5 million and $28 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand, in 2000 to employ funds received from deposits acquired in two separate branch transactions, and in 1999 and 1998, as part of its leveraging strategy. Purchases of loans and mortgage-backed securities totaled $102.0 million, $67.0 million and $220.3 million, respectively, in those same periods. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.

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

The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. The requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4.0%. The Company's liquidity ratio was 5.2% at December 31, 2000.

The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2000, cash and cash equivalents totaled $20.3 million.

The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 2000, the Company had $17.9 million in commitments to fund loans. Certificates of deposit which were scheduled to mature in one year or less, as of December 31, 2000, totaled $194.3 million. Management believes that a significant portion of such deposits will remain with the Company.

The Bank had core, tangible and total risk-based capital ratios of 8.0%, 8.0% and 22.4%, respectively, at December 31, 2000, which significantly exceeded the OTS's respective minimum requirements of 4.00%, 1.50% and 8.00%. The Bank was classified as a "well-capitalized" institution on December 31, 2000. See Note 11 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.
Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

THISTLE GROUP HOLDINGS, CO. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA
(Dollars in Thousands, Except Per Share Data)
--------------------------------------------------------------------------------

                                                                    2000      1999     1998      1997      1996
                                                                 -------------------------------------------------
Income Statement Data:
  Interest income                                                $ 42,086   $ 34,158 $ 23,682  $ 20,582  $ 20,264
  Interest expense                                                 25,681     19,672   12,933    11,002    11,069
  Net interest income                                              16,405     14,486   10,749     9,580     9,195
  Provision for loan losses                                           480        240      270       120       139
  Non-interest income                                               2,132        951      415     2,808       583
  Non-interest expense(1)                                          11,421      8,221    7,075     6,824     9,890
  Income (loss) before income taxes                                 6,636      6,976    3,819     5,444      (251)
  Net income (loss)                                                 5,201      5,348    2,350     3,354      (363)
Balance Sheet Data:
  Total assets                                                    700,180    554,759  492,039   276,650   294,332
  Loans (net)                                                     219,360    161,158  136,466    97,435   100,773
  Mortgage-backed securities available for sale                   258,870    204,706  229,883   111,486    93,410
  Investment securities held to maturity                                -          -   54,129    34,529    46,464
  Investment securities available for sale                        128,198    115,463   20,274     3,698     2,631
  Deposits                                                        406,684    292,619  276,390   230,558   256,546
  FHLB Advances                                                   171,884    176,884  106,884     7,884     7,884
  Stockholders' equity                                             83,058     74,660  100,229    28,470    24,581
Per Share Data:
  Basic earnings per share(2)                                        0.76       0.73     0.17        NM        NM
  Diluted earnings per share(2)                                      0.75       0.72     0.16        NM        NM
  Cash dividends per share(2)                                        0.25       0.21     0.05        NM        NM
  Tangible book value per share(3)                                  11.67       9.60    11.14        NM        NM
Selected Ratios:(4)
  Performance
  Return on average assets                                           0.84%      1.02%     .65%     1.18%     (.13)%
  Return on average equity                                           6.79       6.45     3.63     12.41     (1.45)
  Stockholders' equity to assets                                    11.86      13.46    20.37     10.27      8.35
  Net interest margin(5)                                             2.82       2.87     3.09      3.50      3.29
  Interest rate spread(5)                                            2.30       2.27     2.32      3.14      2.99
  Asset Quality Ratios
  Non-performing loans to total loans(6)                             0.08       0.14     0.28      0.74      3.04
  Non-performing assets to total assts(6)                            0.03       0.07     0.09      0.30      1.08
  Allowance for loan losses as a percentage of
    non-performing loans                                           989.00     553.00   264.00    109.36     21.24
  Allowance for loan losses as a percentage of
    total average loans at end of period                             0.91       0.85     0.94      0.77      0.63
  Net charge-offs (recoveries) as a percentage of average loans      0.02       0.03     0.01      (.08)     0.02
Banking Offices                                                        11          6        6         6         8

(1) Includes a special assessment of $1,533 to recapitalize the Savings Association Insurance Fund ("SAIF") and a $1,181 write-down of lease receivables during 1996.
(2)  There were no shares outstanding until July 1998.
(3) Book value per share represents stockholders' equity divided by the number of shares issued and outstanding.
(4) With the exception of end of period ratios, all ratios are based on average monthly balances during indicated periods.
(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.
(6) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.
NM Not meaningful as a result of the conversion and reorganization completed in July 1998.

THISTLE GROUP HOLDINGS, CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in Thousands, Except Per Share Data)

                                                                                         December 31,
                                                                                   --------------------------
ASSETS                                                                                  2000          1999

Cash on hand and in banks                                                          $     4,132    $    19,494
Interest-bearing deposits                                                               16,188         17,703
                                                                                   --------------------------
        Total cash and cash equivalents                                                 20,320         37,197
Investments  available for sale at fair value (amortized cost - 2000,
   $ 134,858; 1999, $128,729)                                                          128,198        115,463
Mortgage-backed  securities  available for sale at fair value
   (amortized cost - 2000, $258,297; 1999, $211,304)                                   258,870        204,706
Trading securities                                                                      28,034
Loans receivable (net of allowance for loan losses - 2000, $1,682; 1999, $1,234)       215,832        157,233
Loans held for sale                                                                      3,528          3,925
Accrued interest receivable                                                              4,711          3,692
Federal Home Loan Bank stock - at cost                                                   8,594          8,844
Real estate acquired through foreclosure - net                                              47            104
Office properties and equipment - net                                                    6,920          2,853
Prepaid expenses and other assets                                                        2,243          1,145
Cash surrender value of life insurance                                                  12,066         11,590
Excess of cost over fair value of net assets acquired                                    7,419
Deferred income taxes                                                                    3,398          8,007
                                                                                   --------------------------
TOTAL ASSETS                                                                       $   700,180    $   554,759
                                                                                   ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits                                                                         $   406,684    $   292,619
  FHLB advances                                                                        171,884        176,884
  Payable to brokers and dealers                                                        27,879
  Other borrowings                                                                       1,750          3,000
  Accrued interest payable                                                                 982            835
  Advances from borrowers for taxes and insurance                                        2,534          2,472
  Accounts payable and accrued expenses                                                  4,871          3,790
  Dividends payable                                                                        498            467
  Accrued income taxes                                                                      40             32
                                                                                   --------------------------
        Total liabilities                                                              617,122        480,099
                                                                                   --------------------------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, no par value, 10,000,000 shares authorized, none issued in 2000 or 1999
  Common stock, $.10 par value, 40,000,000 shares authorized,
    8,999,989 shares issued and 7,118,161 outstanding in 8,999,989 shares
    issued and 7,780,432 outstanding in 1999                                               900            900
  Additional paid-in capital                                                            93,330         93,400
  Common stock acquired by stock benefit plans                                          (7,261)        (8,199)
  Treasury stock at cost, 1,881,828 shares at December 31, 2000 and
    1,219,557 shares at December 31, 1999                                              (16,645)       (11,787)
  Accumulated other comprehensive loss                                                  (4,015)       (13,108)
  Retained earnings - partially restricted                                              16,749         13,454
                                                                                   --------------------------
        Total stockholders' equity                                                      83,058         74,660
                                                                                   --------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $   700,180    $   554,759
                                                                                   ==========================

See notes to consolidated financial statements.

THISTLE GROUP HOLDINGS, CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Data)

                                                                             Year Ended December 31,
                                                                         --------------------------------
                                                                            2000       1999      1998

INTEREST INCOME:
   Interest on loans                                                     $ 15,395    $ 11,443    $  8,933
   Interest on mortgage-backed securities                                  15,623      13,745       9,632
   Interest and dividends on investments                                   11,068       8,970       5,117
                                                                         --------------------------------
           Total interest income                                           42,086      34,158      23,682
                                                                         --------------------------------
INTEREST EXPENSE:
  Interest on deposits                                                     15,866      11,676      10,977
  Interest on FHLB advances and other borrowings                            9,815       7,996       1,956
                                                                         --------------------------------
           Total interest expense                                          25,681      19,672      12,933
                                                                         --------------------------------
NET INTEREST INCOME                                                        16,405      14,486      10,749

PROVISION FOR LOAN LOSSES                                                     480         240         270
                                                                         --------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                        15,925      14,246      10,479
                                                                         --------------------------------
OTHER INCOME (LOSS):
  Service charges and other fees                                              549         355         367
  Trading revenues from brokerage operations                                  705
  Loss on sale of real estate owned                                           (33)         (2)        (49)
  Gain (loss) on sale of mortgage-backed securities available for sale        173         (16)        (74)
  Gain on sale of loans                                                        23
  Gain on sale of investments available for sale                              333         155           8
  Gain on sale of property and equipment                                       33
  Rental income                                                               153         151         163
  Other income                                                                196         308
                                                                         --------------------------------
           Total other income                                               2,132         951         415
                                                                         --------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                            5,986       4,227       3,920
  Occupancy and equipment                                                   1,621       1,168         991
  Federal insurance premium                                                    63         166         145
  Professional fees                                                           408         541         281
  Advertising                                                                 342         244         132
  Amortization of excess of cost over fair value of assets acquired           255
  Other                                                                     2,746       1,875       1,606
                                                                         --------------------------------
           Total other expenses                                            11,421       8,221       7,075
                                                                         --------------------------------
INCOME BEFORE INCOME TAXES                                                  6,636       6,976       3,819
                                                                         --------------------------------
INCOME TAXES:
  Current                                                                   1,508       2,835       1,322
  Deferred                                                                    (73)     (1,207)        147
                                                                         --------------------------------
           Total income taxes                                               1,435       1,628       1,469
                                                                         --------------------------------
NET INCOME                                                               $  5,201    $  5,348    $  2,350
                                                                         ================================
BASIC EARNINGS PER SHARE                                                 $   0.76    $   0.73    $   0.17
                                                                         ================================
DILUTED EARNINGS PER SHARE                                               $   0.75    $   0.72    $   0.16
                                                                         ================================

See notes to consolidated financial statements.

THISTLE GROUP HOLDINGS, CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
(Dollars in Thousands)
--------------------------------------------------------------------------------

                                                                               Common
                                                                               Stock                Accumulated  Retained    Total
                                                                Additional  Acquired by                Other     Earnings-   Stock
                                                         Common   Paid-In  Stock Benefit Treasury  Comprehensive Partially  holders'
                                                         Stock    Capital      Plans      Stock     Income(Loss) Restricted  Equity
                                                         ---------------------------------------------------------------------------
BALANCE, JANUARY 1, 1998                                   $162   $18,455                             $ 1,390      $ 8,463 $ 28,470
Comprehensive income:
  Net income                                                                                                         2,350    2,350
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
      mortgage-backed securities available
      for sale, net of reclassification adjustment(1)                                                    (433)                 (433)
                                                                                                                            -------
Comprehensive income                                          -         -           -          -            -            -    1,917
                                                                                                                            -------
Dividends paid pre-reorganization                                                                                      (82)     (82)
Stock conversion                                            738    76,171     $(6,285)                                       70,624
ESOP stock committed to be released                                               210                                           210
Excess of cost of ESOP shares committed to be
  released above fair value                                           (10)                                                      (10)
Dividends paid                                                                                                        (900)    (900)
                                                         ---------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                  900    94,616      (6,075)                    957        9,831  100,229
                                                         ---------------------------------------------------------------------------
Comprehensive loss:
  Net income                                                                                                         5,348    5,348
  Other comprehensive loss, net of tax:
    Net unrealized loss on investment and
      mortgage-backed securities available
      for sale, net of reclassification adjustment(1)                                                 (14,065)              (14,065)
                                                                                                                            -------
Comprehensive loss                                            -         -           -          -            -            -   (8,717)
                                                                                                                            -------
ESOP stock committed to be released                                               418                                           418
Excess of cost of ESOP shares committed to be
  released above fair value                                           (41)                                                      (41)
Purchase of treasury stock                                                              $(13,326)                           (13,326)
Common stock acquired by stock benefit plans                                   (2,761)                                       (2,761)
Restricted stock plan amortization                                                219                                           219
Exercise of stock options                                          (1,175)                 1,539                                364
Dividends paid                                                                                                      (1,725)  (1,725)
                                                         ---------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                  900    93,400      (8,199)   (11,787)     (13,108)      13,454   74,660
                                                         ---------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                                         5,201    5,201
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
      mortgage-backed securities available
      for sale, net of reclassification adjustment(1)                                                   9,093                 9,093
                                                                                                                            -------
Comprehensive income                                          -         -           -          -            -            -   14,294
                                                                                                                            -------
ESOP stock committed to be released                                               420                                           420
Excess of cost of ESOP shares committed to be
  released above fair value                                           (70)                                                      (70)
Purchase of treasury stock                                                                 (4,858)                           (4,858)
Restricted stock plan amortization                                                518                                           518
Dividends paid                                                                                                      (1,906)  (1,906)
                                                         ---------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                 $900   $93,330     $(7,261)   $(16,645)    $(4,015)     $16,749 $ 83,058
                                                         ===========================================================================







                                                                                     2000      1999          1998
                                                                                  -------------------------------
(1)  Disclosure of reclassification amount, net of tax for the years ended:
       Net unrealized appreciation (depreciation) arising during the year         $  8,759   $(14,157)   $   (345)
       Net gains (losses) included in net income                                       334         92         (88)
                                                                                  -------------------------------
       Net unrealized (loss) gain on securities                                   $  9,093   $(14,065)   $   (433)
                                                                                  ===============================

See notes to consolidated financial statements.

THISTLE GROUP HOLDINGS, CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

                                                                                Year Ended December 31,
                                                                          -----------------------------------
                                                                             2000         1999         1998
                                                                          -----------------------------------
OPERATING ACTIVITIES:
  Net income                                                              $   5,201    $   5,348    $   2,350
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
    Provision for loan losses                                                   480          240          270
    Depreciation                                                                717          466          319
    Amortization of stock benefit plans                                         821          571          (10)
    Loans held for sale originated                                                        (1,687)      (1,845)
    Amortization of:
       Excess of cost over fair value of assets acquired                        255
       Net premiums (discounts) on:
        Loans purchased                                                          17          (23)        (286)
        Investments                                                          (1,361)      (1,263)      (1,011)
        Mortgage-backed securities                                              803        1,496        1,305
    Gain on sale of investments                                                (333)        (155)          (8)
    Gain on sale of loans                                                       (23)
    (Gain) loss on sale of mortgage-backed securities                          (173)          16           74
    Gain on sale of property and equipment                                      (33)
    Loss on sale of real estate owned                                            33            2           49
    Net increase in trading securities                                      (28,034)
    Increase in other assets                                                (10,104)        (322)     (11,182)
    Increase (decrease) in other liabilities                                 29,103         (674)        (797)
                                                                          -----------------------------------
           Net cash (used in) provided by operating activities               (2,631)       4,015      (10,772)
                                                                          -----------------------------------
INVESTING ACTIVITIES:
  Principal collected on:
    Mortgage-backed securities                                               24,441       46,475       47,504
    Loans                                                                    36,557       30,246       24,818
  Loans originated                                                          (82,578)     (45,854)     (26,181)
  Loans acquired                                                            (12,365)      (7,720)     (36,098)
  Increase in loans resulting from branch acquisitions                         (340)
  Purchases of:
    Investments                                                              (5,268)     (72,492)     (57,750)
    Mortgage-backed securities                                              (89,683)     (59,279)    (184,234)
    Property and equipment                                                   (1,327)        (832)      (1,304)
    FHLB stock                                                               (1,399)      (3,500)      (3,642)
  Increase in property and equipment resulting from branch acquisitions      (3,534)
  Maturities of investments                                                                2,333       20,902
  Proceeds from the sale of:
    Loans                                                                        23
    Real estate owned                                                            54           40          180
    Property and equipment                                                      110
    Mortgage-backed securities                                               17,617       28,561       15,898
    Investments                                                                 833       17,108        2,147
    FHLB stock                                                                1,500
                                                                          -----------------------------------
           Net cash used in investing activities                           (115,359)     (64,914)    (197,760)
                                                                          -----------------------------------

THISTLE GROUP HOLDINGS, CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

                                                                                Year Ended December 31,
                                                                             2000         1999         1998
                                                                          -----------------------------------
FINANCING ACTIVITIES:
  Net increase in deposits                                                   19,088       16,229       45,832
  Increase in deposits resulting from branch acquisitions                    94,977
  Net increase in advances from borrowers for taxes and insurance                62          243           43
  Net (decrease) increase in FHLB borrowings                                 (5,000)      70,000       99,000
  (Decrease) increase in other borrowings                                    (1,250)       3,000
  Purchase of treasury stock                                                 (4,858)     (13,326)
  Purchase of restricted stock plan shares                                                (2,761)
  Net proceeds from exercise of stock options                                                300
  Proceeds from the stock offering, net of offering costs                                              70,624
  Cash dividends                                                             (1,906)      (1,725)        (982)
                                                                          -----------------------------------
           Net cash provided by financing activities                        101,113       71,960      214,517
                                                                          -----------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        (16,877)      11,061        5,985

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 37,197       26,136       20,151
                                                                          -----------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    $  20,320    $  37,197    $  26,136
                                                                          ===================================
SUPPLEMENTAL DISCLOSURES:
  Interest paid on deposits and funds borrowed                            $  25,534    $  19,306    $  11,325
  Income taxes paid                                                           1,209        1,267        1,570
  Noncash transfers from loans to real estate owned                              85          101          168
  Noncash transfer of investments held to maturity to
    available for sale                                                                    54,129


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(Dollars in Thousands, Except Per Share Data)

1. NATURE OF OPERATIONS

On July 14, 1998, Thistle Group Holdings, Inc. (the "Mid-Tier Holding Company") completed its mutual to stock conversion (the "Conversion and Reorganization"). In connection with the Conversion and Reorganization, Thistle Group Holdings, Co. (the "Company"), a unitary thrift holding company incorporated in Pennsylvania, sold 7,856,370 shares of its common stock in subscription and community offerings at $10.00 per share. Furthermore, based on an independent appraisal of the Company, existing minority stockholders of the Mid-Tier Holding Company converted each share of the Mid-Tier Holding Company into 5.5516 shares of common stock of Thistle Group Holdings, Co. (the "Exchange"). Upon completion of the Conversion and Reorganization, the Mid-Tier Holding Company and FJF Financial, M.H.C. were merged with and into the Bank and the Bank changed its name to Roxborough Manayunk Bank and became the wholly-owned subsidiary of Thistle Group Holdings, Co. A total of 8,999,989 shares of common stock of Thistle Group Holdings, Co. (excluding fractional shares issued in the Exchange) were issued in connection with the Conversion and Reorganization. After the effect of establishing the Employee Stock Ownership Plan (see Note 13) and reorganization and stock offering costs of approximately $1.7 million, the Company realized net proceeds of approximately $70.6 million.

The primary business of the Company is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments and TGH Securities, a broker/dealer subsidiary which commenced operations in 2000. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which manages a small commercial real estate property and invests in small business investment companies, and Roxdel Corp., which holds investments. The primary business of the Bank is attracting customer deposits from the general public through its eleven Banking Offices and its transactional website, www.RMBgo.com, and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans, commercial real estate loans and mortgage-backed securities, and to a lesser extent in secured consumer, home improvement and commercial non-mortgage loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements contained herein for the periods prior to July 14, 1998 are those of Thistle Group Holdings, Inc., which was organized for the purpose of holding all of the capital stock of Roxborough Manayunk Bank. The consolidated financial statements contained herein for the periods subsequent to July 14, 1998 are those of Thistle Group Holdings, Co., which was organized in March of 1998, and its subsidiaries. The Company's business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment and Mortgage-Backed Securities - Debt and equity securities are classified and accounted for as follows:

Held to Maturity - Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available for Sale - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of investment or mortgage-backed securities are reported in the consolidated statement of operations and are determined using the specific identification method.

Interest Income - Interest income on loans and investment and mortgage-backed securities is recognized as earned. Income recognition is generally discontinued when loans become 90 days contractually past due. An allowance for any uncollected interest is established at that time by a charge to operations.

Trading Securities - Trading securities are securities owned by TGH Securities, a wholly-owned broker/dealer subsidiary of the Company. Trading securities are carried at fair value and are recorded on a trade date basis. These securities generally consist of short-term municipal notes and bonds. Gains and losses both realized and unrealized are included in operating income. Payable to brokers and dealers includes amounts payable to clearing organizations.

Loans Held for Sale - The Company originates loans for portfolio investment or for sale in the secondary market. During the period of origination, loans are designated as held for sale or held for investment. Loans held for sale are carried at the lower of cost or fair value, determined on an aggregate basis. Loans receivable designated as held for portfolio have been so designated due to management's intent and ability to hold such loans until maturity or pay-off.

Provisions for Losses - Provisions for losses include charges to reduce the recorded balances of loans receivable to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value and/or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that are beyond the Company's control.

The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure. The Company values impaired loans using the fair value of the collateral. Any reserves determined under SFAS No. 114 would be included in the allowance for loan losses.

Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense.

Office Properties and Equipment - Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets which range from three to 25 years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

Cash Surrender Value of Life Insurance - The Company is the beneficiary of insurance policies on the lives of officers and employees of the Bank. The Company has recognized the amount that could be realized under the insurance policies as an asset in the statement of financial condition.

Interest Rate Risk - At December 31, 2000, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

Loan Fees - The Company defers all loan fees, net of certain direct loan origination costs, and recognizes income as a yield adjustment over the contractual life of the loan considering prepayments using the interest method.

Unearned Discounts and Premiums - Unearned discounts and premiums are accreted over the expected average lives of the loans purchased using the interest method.

Income Taxes - Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Stock-Based Compensation - The Company accounts for stock options in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which allows an entity to choose between the intrinsic value method, as defined in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if the stock based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and has not recognized compensation expense under this method.

In March 2000, the Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN No. 44") was issued. FIN No. 44 clarifies the application of APB No. 25 for certain issues. The Company adopted the provisions of FIN No. 44 in fiscal year 2000. The adoption of the interpretation did not have a material effect on the consolidated financial statements.

Earnings Per Share - Basic earnings per share for 2000, 1999 and 1998 is computed by dividing income available to common stockholders (for 1998 the amount calculated was net income from July 14, 1998 through December 31, 1998 or $1,400) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share for 2000, 1999 and 1998 is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. The weighted average shares used in the basic and diluted earnings per share computations for the years ended December 31, 2000 and 1999 and for the period July 14, 1998 through December 31, 1998 are as follows:

                                                               July 14, 1998 to
                                  December 31,  December 31,     December 31,
                                      2000           1999           1998
                                  ----------------------------------------------
Average common shares
  outstanding - basic              6,866,018      7,359,241      8,372,155
Increase in shares due to
  dilutive options                    34,431         90,626        174,732
                                  ----------------------------------------------
Adjusted shares outstanding -
  diluted                          6,900,449      7,449,867      8,546,887
                                  ==============================================

Comprehensive Income - In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company presents, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

Accounting for Derivative Instruments - In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138 and interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues." This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on January 1, 1999. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. In accordance with the provisions of this statement, the Company transferred $54,129 of investments held to maturity to available for sale.

Recent Accounting Pronouncements - In September 2000, SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125, was issued. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125 provisions without reconsideration. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement is effective for all fiscal years ending after December 15, 2000. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

Reclassifications - Certain items in the 1999 and 1998 consolidated financial statements have been reclassified to conform with the presentation in the 2000 consolidated financial statements.

3. ACQUISITIONS
On May 23, 2000, the Bank signed a definitive agreement with Crown Bank FSB to purchase its branch office located in Wilmington, Delaware. The transaction closed on September 9, 2000. The Bank acquired approximately $41,000 in deposit liabilities plus accrued interest, $1,800 in property and equipment, $300 in loans and $37,300 in cash.

On May 25, 2000, the Bank signed a definitive agreement with Wilmington Trust Company of Pennsylvania to purchase four branch offices located in Lionville, Media, Westtown and West Chester, Pennsylvania. The transaction closed on August 4, 2000. The Bank acquired approximately $54,500 in deposit liabilities plus accrued interest, $1,700 in property and equipment and $46,700 in cash.

The transactions were accounted for under the purchase method of accounting. The allocation of purchase price is preliminary pending final valuation of the fair market value of the assets acquired and the liabilites assumed. The excess of cost over fair value of net assets acquired was $7,700 for these two transactions and is being amortized over twelve years.

4. INVESTMENTS AVAILABLE FOR SALE
A comparison of cost and approximate fair value of investments, by maturity, is as follows:

                                                                                      December 31, 2000
                                                                   ------------------------------------------------------------
                                                                                     Gross          Gross
                                                                   Amortized       Unrealized     Unrealized       Approximate
                                                                     Cost            Gains          Losses         Fair Value
                                                                   ------------------------------------------------------------
U.S. Treasury securities and securities
of U.S. Government agencies:
  5 to 10 years                                                    $   6,011         $   49          $   36          $  6,024
  More than 10 years                                                  42,000                            877            41,123
FHLB and FHLMC Bonds -
  More than 10 years                                                  18,883                          2,680            16,203
Municipal bonds - 5 to 10 years                                          153                                              153
  More than 10 years                                                  46,703            372           1,127            45,948
Mutual funds                                                           1,439                                            1,439
Capital trust securities                                              12,847                          2,120            10,727
Equity investments                                                     5,345            241             482             5,104
Other                                                                  1,477                                            1,477
                                                                   ------------------------------------------------------------
Total                                                              $ 134,858         $  662         $ 7,322         $ 128,198
                                                                   ============================================================


                                                                                    December 31, 1999
                                                             ----------------------------------------------------------------
                                                                                 Gross            Gross
                                                              Amortized        Unrealized       Unrealized        Approximate
                                                                Cost             Gains            Losses           Fair Value
                                                             ----------------------------------------------------------------
U.S. Treasury securities and securities
  of U.S. Government agencies:
  1 to 5 years                                               $    3,000                           $   166          $   2,834
  5 to 10 years                                                   3,017                                52              2,965
  More than 10 years                                             42,000                             3,294             38,706
FHLB and FHLMC Bonds -
  More than 10 years                                             17,622                             3,961             13,661
Municipal bonds -
  More than 10 years                                             41,613                             4,484             37,129
Mutual funds                                                      1,345                                                1,345
Capital trust securities                                         12,900                             1,560             11,340
Equity investments                                                5,795          $  795               544              6,046
Other                                                             1,437                                                1,437
                                                             ----------------------------------------------------------------
Total                                                        $  128,729          $  795          $ 14,061          $ 115,463
                                                             ================================================================

In connection with the adoption of SFAS No. 133, the Company transferred $54,129 of investment securities held to maturity to available for sale on January 1, 1999.

Proceeds from the sale of investments available for sale during the year ended December 31, 2000 were $833 resulting in a gain of $333. Proceeds from the sale of investments available for sale during the year ended December 31, 1999 were $17,108 resulting in a gain of $155. Proceeds from the sale of investments available for sale during the year ended December 31, 1998 were $2,147 resulting in a gain of $8.

5. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
Mortgage-backed securities available for sale are summarized as follows:

                                                                             December 31, 2000
                                                          ---------------------------------------------------------------
                                                                              Gross            Gross
                                                            Amortized       Unrealized       Unrealized       Approximate
                                                              Cost            Gains            Losses         Fair Value
                                                          ---------------------------------------------------------------
GNMA pass-through certificates                              $ 159,303        $ 1,394           $   622         $ 160,075
FNMA pass-through certificates                                 74,246            178               697            73,727
FHLMC pass-through certificates                                18,837            238                              19,075
FHLMC real estate mortgage investment conduits                  5,911            115                33             5,993
                                                          ---------------------------------------------------------------
Total                                                       $ 258,297        $ 1,925          $  1,352         $ 258,870
                                                          ===============================================================

                                                                             December 31, 1999
                                                          ---------------------------------------------------------------
                                                                              Gross            Gross
                                                            Amortized       Unrealized       Unrealized       Approximate
                                                              Cost            Gains            Losses         Fair Value
                                                          ---------------------------------------------------------------
GNMA pass-through certificates                              $ 111,825        $   324           $ 3,186         $ 108,963
FNMA pass-through certificates                                 77,567             69             3,835            73,801
FHLMC pass-through certificates                                20,550            260               189            20,621
FHLMC real estate mortgage investment conduits                  1,362                               41             1,321
                                                          ---------------------------------------------------------------
Total                                                       $ 211,304        $   653          $  7,251         $ 204,706
                                                          ===============================================================


Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2000 were $17,617 resulting in a gain of $173. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1999 were $28,561 resulting in a loss of $16. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1998 were $15,898 resulting in a loss of $74.

6. LOANS RECEIVABLE
Loans receivable consist of the following:

                                                              December 31
                                                          2000           1999
                                                       -----------------------
Mortgage loans;
  1-4 Family residential                               $121,230       $110,032
  Commercial real estate                                 54,763         29,867
Home equity lines of credit and improvement loans        12,999          8,518
Commercial nonmortgage loans                             14,731          5,496
Construction loans - net                                 14,210          5,365
Loans on savings accounts                                   726            170
Consumer loans                                              152            126
                                                       -----------------------
        Total loans                                     218,811        159,574

Plus unamortized premiums                                   347            373
Less:
  Net discounts on loans purchased and
    loans acquired through merger                           (15)           (28)
  Deferred loan fees                                     (1,629)        (1,452)
  Allowance for loan losses                              (1,682)        (1,234)
                                                       -----------------------
Total                                                  $215,832       $157,233
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

Originated or purchased commercial real estate loans totaled $54,763 and $29,867 at December 31, 2000 and 1999, respectively. Of the commercial real estate loans, as of December 31, 2000 and 1999, $40,253 and $19,490 are collateralized by multi-family residential property; $14,510 and $10,377 by business property, respectively.

At December 31, 2000, 1999 and 1998, the Company was servicing loans for others amounting to $8,745, $1,706 and $2,558, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $168, $124 and $167 at December 31, 2000, 1999 and 1998, respectively.

Following is a summary of changes in the allowance for loan losses:

                                  Year Ended December 31,
                               2000        1999         1998
                            ----------------------------------

Balance, beginning            $1,234      $1,036       $  783
Provision                        480         240          270
Charge-offs                      (32)        (42)         (85)
Recoveries                                                 68
                            ----------------------------------
Balance, ending               $1,682      $1,234       $1,036
                            ==================================

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2000 and 1999, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

                                                           December 31,
                                                        2000         1999
                                                       -------------------
Impaired loans with no related reserve
  for loan losses calculated under SFAS No. 114        $    -       $1,707


                                                    December 31,
                                             2000       1999         1998
                                            ------------------------------

Average impaired loans                       $303      $1,246       $1,265
Interest income recognized
  on impaired loans                            27         100          101

No cash basis interest income was recognized in 2000, 1999 or 1998 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $170 and $223 at December 31, 2000 and 1999, respectively.

The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 2000 fixed rate loans and mortgage-backed securities were approximately $405,600, and adjustable interest rate loans and mortgage-backed securities were approximately $69,100.

As of December 31, 2000, the Company had approximately $17,900 in outstanding loan commitments with interest rates ranging from 7.63% to 9.50%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $1,088, $1,167 and $1,872 at December 31, 2000, 1999 and 1998, respectively.
Originations to these persons were $28, $52 and $470 for the years ended December 31, 2000, 1999 and 1998, respectively. Loan repayments for the years ended December 31, 2000, 1999 and 1998 were $107, $757 and $176, respectively.

7. OFFICE PROPERTIES AND EQUIPMENT

Office  properties  and equipment  are  summarized  by major  classification  as follows:
                                               December 31,
                                              2000      1999
                                            ------------------
Land                                        $ 1,628    $   528
Buildings                                     4,882      2,909
Furniture and equipment                       4,624      3,189
Leasehold improvements                          316         87
                                            ------------------
     Total                                   11,450      6,713
Accumulated depreciation and amortization    (4,530)    (3,860)
                                            ------------------
Net                                         $ 6,920    $ 2,853
                                            ==================

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2000 are as follows:

December 31:
2001                                    $207
2002                                     138
2003                                     115
2004                                      62
2005                                      53
Thereafter                               121
                                        ----
Total minimum future rental payments    $696
                                        ====

Leasehold expense was approximately $94, $9 and $9 for the years ended December 31, 2000, 1999 and 1998, respectively.

8. DEPOSITS

Deposits consist of the following major classifications:

                                                  December 31,
                                          2000                   1999
                                  --------------------------------------------
                                               Weighted               Weighted
                                               Interest               Interest
                                      Amount     Rate      Amount       Rate
                                  --------------------------------------------
NOW accounts and transaction
  checking                          $ 41,181      1.11 %   $ 19,880      1.28 %
Money Market Demand accounts          26,582      4.15        8,963      3.43
Passbook accounts                    103,209      3.22       99,018      3.26
Certificate accounts                 235,712      6.07      164,758      5.27
                                  --------------------------------------------
Total                               $406,684      4.72 %   $292,619      4.26 %
                                  ===========================================

At December 31, 2000 and 1999, the Company had deposits of $100 or greater totaling approximately $57,214 and $34,032, respectively. Deposits in excess of $100 are not federally insured.



While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

                                             December 31,
                                        2000              1999
                                     ---------------------------

1 year or less                       $ 194,289         $ 108,647
1 year - 3 years                        21,489            49,174
3 years - 5 years                       19,934             6,937
                                     ---------------------------
Total                                $ 235,712         $ 164,758
                                     ===========================

Interest expense on deposits is as follows:

                                         Year Ended December 31,
                                   2000             1999            1998
                                ------------------------------------------
NOW and MMDA                    $  3,215          $   661         $   534
Passbook                          11,687            3,238           3,603
Certificates                         996            7,800           6,851
Early withdrawal penalties           (32)             (23)            (11)
                                ------------------------------------------
Total                           $ 15,866          $11,676         $10,977
                                =========================================

9. FHLB ADVANCES AND OTHER BORROWINGS

A summary of advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh follows:

                                            December 31,
                                    2000                  1999
                              -----------------------------------------
                                        Weighted               Weighted
                                        Average                Average
                                        Interest               Interest
                              Amount      Rate      Amount       Rate
                              -----------------------------------------
Advances from FHLB due
  by December 31,
2000                                                $ 30,000     4.06%
2001
2002                                                  10,000     5.05
Thereafter                    $171,884    5.30%      136,884     5.24
                              -----------------------------------------
Total                         $171,884    5.30%     $176,884     5.03%
                              =========================================

The advances are collateralized under a blanket collateral lien agreement. The $30,000 of advances due by December 31, 2000 were borrowed under an overnight line of credit and were repaid during the year ended December 31, 2000. The interest rate on these advances adjusts daily. Also, included in the table above at December 31, 2000 and 1999 are convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the year in which they mature.

The Company has other borrowings of $1,750 and $3,000 at December 31, 2000 and 1999, respectively, from an unaffiliated lender. The borrowing carries a variable interest rate which was 8.5 % at December 31, 2000 and is due in December 2002.

10. INCOME TAXES

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

A thrift institution required to change its method of computing reserves for bad debts to the experience method treats such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves is taken into account ratably over a six taxable-year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Company has not incurred any additional tax expense. Amounts that had been previously deferred will be reversed for financial reporting purposes and will be included in the income tax return of the Company, increasing income tax payable. The change from the experience method to the specific charge-off method in 1999 did not result in a recapture of bad debt reserves for tax purposes. Retained earnings at December 31, 2000 and 1999 includes approximately $5.4 million of income for which no deferred income taxes will need to be provided.




Income tax expense consists of the following components:

                                        -------------------------------
Year Ended December 31:                 Federal       State       Total
                                        -------------------------------
  2000                                   $1,435                  $ 1,435
  1999                                    1,628                    1,628
  1998                                    1,258        $211        1,469


The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

                                                           Year Ended December 31,
                                          2000                       1999                     1998
                                  --------------------------------------------------------------------------
                                    Amount     Percent         Amount     Percent       Amount     Percent
                                  --------------------------------------------------------------------------
Tax at federal tax rate            $ 2,257      34.0 %        $ 2,371       34.0 %    $  1,298      34.0 %
Tax-exempt income                     (864)    (13.0)            (727)     (10.4)         (202)     (5.3)
State income tax expense,
  net of  federal income tax                                                               139       3.6
Other                                   42       0.6              (16)      (0.3)          234       6.1
                                  --------------------------------------------------------------------------
Total                              $ 1,435      21.6 %        $ 1,628       23.3 %    $  1,469      38.4 %
                                   =========================================================================

Items that give rise to significant portions of the deferred tax accounts are as follows:

                                                                      December 31,
                                                                    2000       1999
                                                                  ------------------
Deferred tax assets:
  Unrealized loss on investments and mortgage-backed securities   $ 2,072    $ 6,754
  Deferred loan fees                                                  552        493
  Allowance for loan losses                                           517        313
  Reserve for uncollected interest                                     14         16
  Supplemental pension and other retirement accruals                  616        561
                                                                  ------------------
                                                                    3,771      8,137
                                                                  ------------------
Deferred tax liabilities:
  Office properties and equipment                                    (137)       (12)
  Other                                                              (236)      (118)
                                                                  ------------------
                                                                     (373)      (130)
                                                                  ------------------
Total                                                             $ 3,398    $ 8,007
                                                                  ==================

11. REGULATORY CAPITAL REQUIREMENTS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                               Required for    Well-Capitalized Under
                                             Capital Adequacy    Prompt Corrective
                              Actual             Purposes        Action Provisions
                         ------------------------------------------------------------
                         Amount    Ratio     Amount    Ratio     Amount    Ratio
                         ------------------------------------------------------------
At December 31, 2000:
Tangible                 $51,909    8.0%     $ 9,706    1.5%         N/A     N/A
Core (Leverage)           51,909    8.0       25,884    4.0      $32,355    5.0%
Tier 1 risk-based         51,909   21.7          N/A    N/A       38,825    6.0
Total risk-based          53,591   22.4       19,106    8.0       64,709   10.0


                                               Required for    Well-Capitalized Under
                                             Capital Adequacy    Prompt Corrective
                              Actual             Purposes        Action Provisions
                         ------------------------------------------------------------
                         Amount    Ratio     Amount    Ratio     Amount    Ratio
                         ------------------------------------------------------------
At December 31, 1999:
Tangible                 $57,781   10.6%     $ 8,214    1.5%         N/A     N/A
Core (Leverage)           57,781   10.6       21,905    4.0      $27,381    5.0%
Tier 1 risk-based         57,781   30.2          N/A    N/A       32,857    6.0
Total risk-based          59,015   30.9       15,296    8.0       19,120   10.0

Capital at December 31, 2000 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $2,460 representing the exclusion of unrealized loss on securities available for sale, the exclusion of goodwill and other intangible assets of $7,593 and $26,016 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

Capital at December 31, 1999 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $12,247 representing the exclusion of unrealized gain on securities available for sale and $29,126 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

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

12. PENSION AND PROFIT-SHARING PLANS
The Company had a defined benefit pension plan which covered all eligible employees. Benefits were based upon years of service and the employees' average compensation during the term of employment. On November 18, 1999, the Board of Directors elected to terminate the defined benefit pension plan effective December 31, 1999. Approval of such termination was received from the Internal Revenue Service in August of 2000. The Company disbursed the plan assets in accordance with the plan document. The amounts shown for December 31, 1999 are after the effect of curtailment. The curtailment and settlement did not result in any additional funding or expenses for the Company.

The following table sets forth the plan's net periodic pension cost at December 31, 1999 and 1998:

                                                         1999         1998
                                                       --------------------
Service cost - benefits earned during the period        $ 103        $ 106
Interest cost on projected benefit obligation              97          119
Actual return on plan assets                              (70)         (97)
Net amortization and deferral                              (9)         (17)
                                                       --------------------
Net periodic pension cost                               $ 121        $ 111
                                                       ====================


The following table sets forth the plan's prepaid pension asset at December 31, 1999:

                                                        1999
                                                       ------
Acturial present value of benefit obligations:
  Vested benefits                                      $1,168
  Nonvested benefits                                        -
                                                       ------
  Accumulated benefit obligation                        1,168
  Effect of future salary increases                         -
                                                       ------
  Projected benefit obligation                          1,168
  Plan assets at fair value                             1,408
                                                       ------
  Plan assets greater than projected benefit obligation   240
  Unrecognized:
    Prior service cost                                      -
    Net loss from past experience                           1
    Net asset at date of transition                       (52)
                                                       ------
Prepaid pension asset                                  $  189
                                                       ======



The following table sets forth a reconciliation of beginning and ending balances of the benefit obligation:

                                 Year ended           Year Ended
                                December 31,         December 31,
                                    2000                1999
                                ---------------------------------
Balance, beginning                 $1,168              $2,194
Service cost                                              103
Interest cost                                              97
Acturial gains and losses                                  41
Benefits paid                                            (710)
Reduction due to curtailment                             (557)
Reduction due to settlement        (1,168)                  -
                                ---------------------------------
Balance, ending                    $    -              $1,168
                                =================================

The following table sets forth a reconciliation of beginning and ending balances of the fair value of plan assets:

                                      Year Ended      Year Ended
                                     December 31,    December 31,
                                         2000           1999
                                     ----------------------------
Balance, beginning                      $1,408         $1,852
Actual return on plan assets                               70
Contributions by employer                                 196
Benefits paid                                            (710)
Settlement                              (1,408)
                                     ----------------------------
Balance, ending                         $    -         $1,408
                                     ============================

The  weighted-average  discount rate,  the expected  long-term rate of return on assets and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6% for the year ended December 31, 1999. The plan assets consisted primarily of certificates of deposit at the Bank.

The Company also maintains a profit-sharing plan for eligible employees. Profit-sharing contributions are at the discretion of the Board of Directors. The contribution was $114 in 1998. As of July 1998, contributions to the profit-sharing plan were suspended. Plan assets consist primarily of a diversified stock portfolio.

Effective January 1, 2000, the Company amended the profit-sharing plan and instituted a 401(k) defined contribution plan which provides for pre-tax contributions by eligible employees with matching contributions at the discretion of the Board of Directors. Matching contributions were $60 for the year ended December 31, 2000.

13. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

As part of the conversion and reorganization, in July 1998, the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP as a liability. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential is charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 2000, 104,750 shares were committed to be released of which 41,900 shares had not yet been allocated to participant accounts. The Company recorded compensation and employee benefit expense related to the ESOP of $303, $350 and $200 for the years ended December 31, 2000, 1999 and 1998 respectively.

14. OTHER EMPLOYEE BENEFITS

Stock Option Plans - The 1994 and 1992 Stock Option Plans were adopted by the Board of Directors to provide additional incentive to retain officers, directors and key employees. Options were granted at the estimated fair value at the date of grant. Options for the 1992 plan vested over a five year period. Options for the 1994 plan vested immediately. In connection with the conversion and reorganization, the options were adjusted to reflect the exchange ratio (see
Note 1). At December 31, 2000, options outstanding under the 1994 and 1992 Plans totaled 66,623 with an exercise price ranging from $1.80 to $2.07.

During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Stock Option Plan. Common stock totaling 785,637 shares has been reserved for issuance under the Plan. An aggregate of 637,485 shares have been granted to the Company's executive officers, non-employee directors and other key employees subject to vesting and other provisions of the Plan. The following table summarizes transactions regarding the stock option plans:








                                                                         Weighted     Weighted
                                                                         Average       Average
                                       Number of          Exercise       Exercise     Remaining
                                        Option             Price           Price     Contractual
                                        Shares             Range         Per Share       Life
                                      -----------------------------------------------------------
Outstanding at January 1, 1998          222,064        $1.80 - $2.07       $1.94      60 months
                                      -----------------------------------------------------------
Exercisable at December 31, 1998        222,064        $1.80 - $2.07       $1.94
                                      -----------------------------------------------------------
  Granted                               601,985        $7.00 - $8.94       $8.89
  Exercised                             155,441        $1.80 - $2.07       $1.93
                                      -----------------------------------------------------------
Outstanding at January 1, 1999          668,608        $1.80 - $8.94       $8.07     113 months
Exercisable at December 31, 1999        460,231        $1.80 - $8.94       $7.93
  Granted                                35,500        $6.25 - $8.00       $6.79
                                      -----------------------------------------------------------
Outstanding at December 31, 2000        704,108        $1.80 - $8.94       $8.13     102 months
                                      -----------------------------------------------------------
Exercisable at December 31, 2000        569,753        $1.80 - $8.94       $8.07
                                      -----------------------------------------------------------

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

                                                 Year Ended December 31,
                                                    2000           1999
                                                 ------------------------
Net income:
  As reported                                     $ 5,201        $ 5,348
  Pro forma                                         5,129          4,667

Net income per common and common
  equivalent share:
    Earnings per common share
    As reported                                   $  0.75        $  0.72
    Pro forma                                        0.74           0.63
    Weighted average fair value of
      options granted during the period           $  2.04        $  1.77

The binomial option-pricing model was used to determine the grant date fair value of options. Significant assumptions used to calculated the above fair value of the awards are as follows:

                                                 Year Ended December 31,
                                                    2000           1999
                                                 ------------------------
Risk free interest rate of return                   5.15%          6.50%
Expected option life (months)                        120            120
Expected volatility                                21.83%         27.11%
Expected dividends                                  3.0 %          3.4 %

Restricted Stock Plan - During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Restricted Stock Plan ("RSP"). There are 314,254 shares authorized under the RSP. As of December 31, 2000, the Company had outstanding awards aggregating to 249,460 shares to the Company's Board of Directors, executive officers and other key employees subject to vesting and other provisions of the RSP. At December 31, 2000, the deferred cost of the unearned RSP shares totaled $2,024 and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over a five year vesting period for executive officers and other key employees and over a four-year vesting period for non-employee directors. For the years ended December 31, 2000 and 1999, the Company recognized compensation and employee benefit expense of $518 and $219, respectively, related to the RSP.

Supplemental Retirement Benefits - In November 1995, the Company entered into a Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $207, $197 and $328 for the years ended December 31, 2000, 1999 and 1998, respectively.

15. SHAREHOLDER RIGHTS PLAN

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

Each right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $30. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the company's common shares having a market of twice such price. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the carrying amounts and the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                           December 31,
                                                                 2000                          1999
                                                      ------------------------------------------------------
                                                       Carrying         Fair         Carrying         Fair
                                                        Amount          Value         Amount          Value
                                                      ------------------------------------------------------
Assets:
  Cash and cash equivalents                            $ 20,320       $ 20,320       $ 37,197       $ 37,197
  Investments available for sale                        128,198        128,198        115,463        115,463
  Mortgage-backed securities available for sale         258,870        258,870        204,706        204,706
  Trading securities                                     28,034         28,034
  Loans receivable                                      215,832        215,857        157,233        154,756
  Loans held for sale                                     3,528          3,528          3,925          3,925
  Federal Home Loan Bank stock                            8,594          8,594          8,844          8,844
Liabilities;
  NOW, MMDA and Passbook accounts                       170,972        170,972        127,861        127,861
  Certificate accounts                                  235,712        236,486        164,758        164,224
  FHLB Advances                                         171,884        171,771        176,884        150,225
  Other borrowings                                        1,750          1,750          3,000          3,000

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment, Mortgage-backed and Trading Securities - Fair values are based on quoted market prices or dealer quotes.

Loans Receivable and Loans Held for Sale - Fair values are based on broker quotes.

Federal Home Loan Bank Stock - Although FHLB Stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value.

NOW, MMDA, Passbook, Certificate Accounts and FHLB Advances - The fair value of NOW, MMDA and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts and FHLB Advances is estimated using rates currently offered for deposits and advances of similar maturities.

Other Borrowings - As the borrowing is at a variable rate, the carrying value is a reasonable estimate of fair value.

Commitments to Extend Credit and Letters of Credit - Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of commitments is deemed immaterial for disclosures in the table above.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. CONTINGENCIES

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements.

18. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial statements of Thistle Group Holdings, Co. are as follows:

CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                   December 31,
                                               2000           1999
                                             ----------------------
Assets

Cash and cash equivalents                    $ 1,002        $ 5,139
Investments available-for-sale                 4,102          3,651
Investment in subsidiaries                    75,043         61,458
Loans receivable                               7,262          8,199
Prepaid expenses and other assets                233            103
                                             ----------------------
     Total assets                            $87,642        $78,550
                                             ======================

Liabilities and Stockholders' equity

Other borrowings                             $ 3,750        $ 3,000
Dividends payable                                498            467
Other liabilities                                336            423
                                             ----------------------
     Total liabilities                         4,584          3,890

Stockholders' equity                          83,058         74,660
                                             ----------------------
Total liabilities and stockholders' equity   $87,642        $78,550
                                             ======================

CONDENSED STATEMENTS OF INCOME

                                                           Year Ended
                                                          December 31,
                                               2000           1999         1998
                                             -----------------------------------
Income:
  Interest on loans                          $  615         $  521       $  215
  Interest and dividends on investments         202            558          374
  Gain on sale of investments                                  262            8
  Other miscellaneous income                      8
                                             -----------------------------------
     Total income                               825          1,341          597
                                             -----------------------------------
Interest on other borrowings                    275             78
                                             -----------------------------------
Operating expenses                              354            150           23
                                             -----------------------------------
Income before income taxes and
  equity in undistributed income
  of subsidiaries                               196          1,113          574

Income tax expense                               80            347          176
                                             -----------------------------------
Income before equity in undistributed
  income of subsidiaries                        116            766          398
Equity in undistributed income
  of subsidiaries                             5,085          4,582        1,952
                                             -----------------------------------
Net income                                   $5,201          5,348       $2,350
                                             ===================================

Condensed Statements of Cash Flows
                                                                                                             Year Ended
                                                                                                            December 31,
                                                                                                     2000       1999      1998
                                                                                                   ------------------------------
Operating activities:
  Net income                                                                                        $5,201    $ 5,348   $ 2,350
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
     Equity in undistributed earnings of subsidiary                                                 (5,085)    (4,582)   (1,952)
     Gain on sale of investments                                                                                 (262)       (8)
     Decrease (increase) in other assets                                                              (266)       809      (912)
     Increase in other liabilities                                                                     139        216       452
                                                                                                   ------------------------------
       Net cash provided by (used in) operating activities                                             (11)     1,529       (70)
                                                                                                   ------------------------------
Investing activities:
  Purchase of investments                                                                              (50)    (6,600)  (14,820)
  Increase in loans receivable                                                                         937     (2,124)   (6,075)
  Proceeds from the sale of investments                                                                         5,895     2,147
  Dividends received from subsidiaries                                                               3,000      4,800       900
                                                                                                   ------------------------------
       Net cash provided by (used in) investing activities                                           3,887      1,971   (17,848)
                                                                                                   ------------------------------
Financing activities:
  Net proceeds from stock offering                                                                                       70,624
  Proceeds from other borrowings                                                                       750      3,000
  Capital contribution to subsidiary                                                                (2,000)             (38,632)
  Purchase of treasury stock                                                                        (4,857)   (13,326)
  Dividends paid                                                                                    (1,906)    (1,725)     (900)
  Net proceeds from exercise of stock options                                                                     300
                                                                                                   ------------------------------
       Net cash (used in) provided by financing activities                                          (8,013)   (11,751)   31,092
                                                                                                   ------------------------------
(Decrease) increase in cash                                                                         (4,137)    (8,251)   13,174

Cash, beginning of year                                                                              5,139     13,390       216
                                                                                                   ------------------------------
Cash, end of year                                                                                   $1,002    $ 5,139   $13,390
                                                                                                   ==============================
Supplemental Disclosure -
  Noncash transfer of investments to subsidiary                                                               $16,162

19. QUARTERLY FINANCIAL DATA (Unaudited)
Unaudited quarterly financial data for the years ended December 31, 2000 and 1999 is as follows:

                                                   2000                                    1999
                                  -----------------------------------------------------------------------------
                                   First     Second     Third    Fourth     First    Second    Third    Fourth
                                  Quarter    Quarter   Quarter   Quarter   Quarter  Quarter   Quarter   Quarter
                                  -----------------------------------------------------------------------------
Interest income                    $9,547    $10,074   $10,926   $11,539   $7,770    $8,311    $8,924    $9,153
Interest expense                    5,730      6,145     6,782     7,024    4,300     4,688     5,167     5,517
                                  -----------------------------------------------------------------------------
Net interest income                 3,817      3,929     4,144     4,515    3,470     3,623     3,757     3,636
Provision for loan losses             120        120       120       120       30       120        45        45
                                  -----------------------------------------------------------------------------
Net interest income after
  provision for loan losses         3,697      3,809     4,024     4,395    3,440     3,503     3,712     3,591
                                  -----------------------------------------------------------------------------
Non-interest income                   338        615       677       502      148       400       146       257
Non-interest expense                2,358      2,406     3,031     3,626    1,921     2,067     2,276     1,957
                                  -----------------------------------------------------------------------------
Income before taxes                 1,677      2,018     1,670     1,271    1,667     1,836     1,582     1,891
Provision for income taxes            372        438       329       296      462       427       292       447
                                  -----------------------------------------------------------------------------
Net income                         $1,305    $ 1,580   $ 1,341   $   975   $1,205    $1,409    $1,290    $1,444
                                  =============================================================================
Per share:
  Earnings per share - basic       $  0.18   $   0.23  $   0.20  $   0.15  $ 0.16    $ 0.19    $ 0.18    $ 0.20
  Earnings per share - diluted        0.18       0.23      0.20      0.15    0.15      0.19      0.18      0.20
  Common stock price range
  of the Company:
     High                             7.06       7.06      8.13      8.00    9.94      9.25      9.00      7.69
     Low                              6.25       6.06      7.06      7.56    8.50      8.25      7.00      6.62

Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

Independent Auditors' Report

To the Board of Directors of Thistle Group Holdings, Co. and Subsidiaries:
We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thistle Group Holdings, Co. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Philadelphia, Pennsylvania
January 24, 2001