Form 10-K405, Exhibit 13
period 2001-12-31
THISTLE GROUP HOLDINGS CO
filed 2002-03-12
CIK 1058539

MANAGEMENT'S DISCUSSION AND ANALYSIS
 OF FINANCIAL OPERATIONS

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes.

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new Banking Office, the ability to control costs and expenses, and general market conditions. Thistle Group Holdings, Co. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

Thistle Group Holdings, Co. (the "Company") is a unitary thrift savings and loan holding company incorporated in the Commonwealth of Pennsylvania and headquartered in Philadelphia, Pennsylvania. The primary business of the Company is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, and TGH Securities, a broker/dealer subsidiary. The Bank provides a full range of banking services through its Banking Offices located in the counties of Philadelphia, Chester, Montgomery and Delaware in the Commonwealth of Pennsylvania and Wilmington, Delaware and its transactional website RMBgo.com. The Bank has three subsidiaries: Ridge Service Corporation, which is inactive; Montgomery Service Corporation, which holds investments in small business investment companies and engages in real estate development and management; and Rox-Del Corp., which holds investments.

For the year ended December 31, 2001, net income was $3.7 million, or $.57 per diluted earnings per share, compared to $5.2 million, or $.75 per diluted earnings per share for the year ended December 31, 2000. During the fourth quarter, the Company sold and realized a pre-tax net loss on certain available for sale securities of $200,000 and recorded write downs on the carrying values of certain other available for sale securities and other assets totaling $469,000 on a pre-tax basis. Additionally, due to economic conditions and changes in the Company's loan mix, a fourth quarter review of the allocation of the allowance for loan losses by loan category was performed resulting in a pre-tax addition to the provision of $300,000.

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

The Company accomplishes this by first evaluating the interest rate risk that is inherent in the makeup of its assets and liabilities. Then it considers its business strategy, current operating environment, capital and liquidity requirements, as well as its current performance objectives, and determines an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company attempts to manage its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates.

The Board of Directors reviews the Company's interest rate risk exposure quarterly and has appointed an Asset/Liability Committee made up of senior management that is responsible for working with the Board of Directors to establish strategies to manage interest rate risk and to evaluate the effectiveness of these strategies. The Asset/Liability Committee meets monthly or more frequently as deemed necessary. The Committee also attempts to determine the effect that changes in interest rates will have on interest earning assets and liabilities of the Company and whether such effects are within the limits set by the Board of Directors.

GAP Table

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "GAP", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A GAP is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative GAP within a given period of time would adversely affect net interest income, while a positive GAP within such period of time may result in an increase in net interest income. During a period of falling interest rates, a negative GAP within a given period of time may result in an increase in net interest income while a positive GAP within such period of time may have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities and borrowings outstanding at December 31, 2001, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined by the contractual terms or assumed decay rates of the asset or liability. There has been no adjustment for the impact of future loan commitments.

                                                                  More than
                                          Within    Six Months   One Year to  Three Years      Over
                                        Six Months Twelve Months Three Years to Five Years  Five Years    Total
                                        ---------- ------------- ----------- -------------  ----------    -----
Interest-earning assets:
Loans receivable                        $   6,598    $  27,945    $  43,798    $  24,910    $ 155,969   $ 259,220
Mortgage-backed securities                 34,057       32,908       99,060       69,370       63,821     299,216
Investment securities                         769                       750                    87,227      88,746
Interest-earning deposits                  18,814                                                          18,814
                                        -------------------------------------------------------------------------
   Total interest-earning assets        $  60,238    $  60,853    $ 143,608    $  94,280    $ 307,017   $ 665,996
                                        -------------------------------------------------------------------------
Interest-bearing liabilities:
Deposits                                $ 128,501    $  95,835    $ 109,194    $  60,002    $  38,052   $ 431,583
FHLB Advances other borrowings             87,571       21,000       65,000        5,000        1,884     180,455
                                        -------------------------------------------------------------------------
   Total interest-bearing liabilities   $ 216,072    $ 116,835    $ 174,194    $  65,002    $  39,936   $ 612,038
                                        -------------------------------------------------------------------------

Excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities          $(155,834)   $ (55,982)   $ (30,586)   $  29,278    $ 267,081   $  53,958
                                        -------------------------------------------------------------------------
Cumulative excess (deficiency)
  of interest-earning assets over
  interest-bearing liabilities          $(155,834)   $(211,816)   $(242,402)   $(213,123)   $  53,958
                                        -------------------------------------------------------------------------

Cumulative excess (deficiency)
  of interest-earning assets over
  interest-bearing liabilities as a
  percentage of total assets               (21.63%)     (29.40%)     (33.65%)     (29.58%)       7.49%
                                        -------------------------------------------------------------------------

The Company's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the repricing characteristics of deposits. The following assumptions were made in calculating the values in the GAP table. Loans are presented in the period in which they amortize, reprice, or mature and do not contain prepayment assumptions. Mortgage-backed securities are presented in the period in which they amortize, reprice or mature and contain consensus median prepayment speeds available on Bloomberg. NOW Accounts and transaction checking, money market and passbook accounts are assumed to decay at a rate of 28% per year. It should be noted that passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, Management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments. Borrowed funds are included in the period in which they mature or can be called.

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

As market interest rates decrease, the average maturities of the Bank's loans and investment securities shorten due to quicker prepayments, which could cause a relatively moderate increase in their value. The Bank's deposit accounts have relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase.

The following table lists the percentage change in the Bank's net portfolio value assuming an immediate change in interest rates of plus 100, 200 and 300 basis points or minus 100 basis points from the level at December 31, 2001. Due to an abnormally low prevailing interest rate environment the OTS did not provide a calculation for the minus 200 and minus 300 basis point change in rates. Dollar amounts are expressed in thousands.

                                                            Net Portfolio Value
                              Net Portfolio Value             as a % of Assets
                  -----------------------------------------------------------------
Changes in Rates                              Percentage Net Portfolio  Basis Point
in Basis Points   Dollar Amount  Dollar Change  Change    Value Ratio      Change
                  -----------------------------------------------------------------
      300             $ 9,973      $(55,629)      -85%      1.57%           (773)
      200              28,231       (37,371)      -57%      4.29%           (500)
      100              47,178       (18,424)      -28%      6.92%           (237)
        0              65,602                               9.29%
     (100)             70,612         5,010         8%      9.83%             54
     (200)                N/A           N/A        N/A        N/A            N/A
     (300)                N/A           N/A        N/A        N/A            N/A

The calculations in the NPV table above indicate that the Bank's NPV would be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. In addition, the Bank may be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

When various asset categories are adjusted to include assets of the Company, the NPV dollar amount in a flat rate scenario (zero basis points) increases to $79.4 million compared to $65.6 million on a Bank only basis. In the event of an instantaneous and permanent increase of 200 basis points, the Company's NPV dollar amount would decrease to $39.9 million, or an NPV ratio of 5.96 %, compared to an NPV dollar amount of $28.2 million, or NPV ratio of 4.29%, on a Bank only basis.

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

Changes in Financial Condition

General

Total assets of the Company increased by $20.2 million or 3.0%, from $700.2 million at December 31, 2000 to $720.4 million at December 31, 2001. The increase is primarily attributable to growth in loans which was funded by mortgage-backed securities repayments, proceeds from agency securities sold and called and an increase in deposits.

Cash and Investments

Cash and investments (including investments held to maturity and available for sale and trading securities) decreased by $59.7 million, or 33.8%, to $116.9 million at December 31, 2001 compared to $176.6 million at December 31, 2000. The decrease is primarily attributable to calls and sales of agency securities of $39.6 million and $17.3 million, respectively. See "Overview".

Mortgage-Backed Securities Available for Sale

Mortgage-backed securities available for sale increased $40.3 million, or 15.6%, to $299.2 million at December 31, 2001 compared to $258.9 million at December 31, 2000. The increase was the result of purchases of $195.4 million partially offset by repayments and sales of $116.1 million and $40.0 million, respectively.

Loans Receivable, Net

Loans receivable, net increased $39.9 million, or 18.2%, to $259.2 million at December 31, 2001 compared to $219.4 million at December 31, 2000. The increase is attributable to increases in residential loans of $4.3 million, home equity loans and lines of $7.9 million, commercial real estate and commercial loans of $21.9 million, and construction loans of $9.5 million. The increase in loans receivable, net was funded by mortgage-backed securities repayments, proceeds from agency securities called and an increase in deposits of $24.9 million. Such loan growth was due to additional lending personnel, increased branch loan referral activity, enhanced marketing efforts and the allocation of resources and personnel to business development.

Deposits

Deposits increased by $24.9 million, or 6.1%, to $431.6 million at December 31, 2001 from $406.7 million at December 31, 2000. This increase was primarily attributable to an increase in NOW accounts and transaction checking of $6.2 million, money market accounts of $13.4 million and passbook accounts of $6.0 million. The increase was due to the introduction of new deposit products, new branches, focused marketing efforts and the implementation of branch goal setting.

Payable to Brokers and Dealers

Payable to brokers and dealers decreased by $13.8 million, or 49.4%, to $14.1 million at December 31, 2001 from $27.9 million at December 31, 2000. The amount represents monies due for trading securities purchased but not yet settled by TGH Securities. This payable may fluctuate from period to period, depending upon the amount of securities purchased and not yet sold by TGH Securities at each quarter-end or year-end period.

Equity

At December 31, 2001, total stockholders' equity was $85.4 million, or 11.9% of total assets, compared to $83.1 million, or 11.9% of total assets, at December 31, 2000. The $2.4 million increase was due to a decrease in the accumulated other comprehensive loss of $5.3 million and net income of $3.7 million, partially offset by dividends paid of $2.0 million and $5.4 million in stock repurchase costs. Accumulated other comprehensive loss decreased as a result of changes in the net unrealized gain (loss) on the available for sale securities due to fluctuations in interest rates. Because of interest rate volatility, the Company's accumulated other comprehensive income (loss) could materially fluctuate for each quarter-end and year-end period.

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

Average Balance Sheet

The following table sets forth, for the periods indicated, information regarding
(i)  the  total   dollar   amount  of  interest   income  of  the  Company  from
interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.

                                                                            Year ended December 31,
                                     At      ---------------------------------------------------------------------------------------
                                  12/31/01               2001                         2000                           1999
                                  --------   ---------------------------  ----------------------------  ----------------------------

                                                                 Average                       Average                       Average
                                   Yield/     Average            Yield/    Average             Yield/    Average             Yield/
                                    Cost      Balance  Interest   Cost     Balance  Interest    Cost     Balance   Interest   Cost
                                    ----     --------  --------   ----    --------  --------    ----    --------   --------   ----

Interest-earning assets:
Loans receivable (1)                7.63%    $238,164  $19,175    8.05%   $184,915   $15,395    8.33%   $144,808    $11,443    7.90%
Mortgage-backed securities          5.91%     278,091   17,636    6.34%    223,287    15,623    7.00%    213,971     13,745    6.42%
Cash and investment securities      4.08%      89,484    5,167    5.77%    118,861     8,232    6.93%     96,225      6,545    6.80%
Tax exempt securities               7.94%      59,367    4,621    7.78%     54,702     4,297    7.86%     49,569      3,674    7.41%
                                             -----------------            ------------------            -------------------
Total interest-earning assets       6.65%    $665,106  $46,599    7.01%   $581,765   $43,547    7.49%   $504,573    $35,407    7.02%
                                             -----------------            ------------------            -------------------
Non-interest-earning assets                    46,364                       37,021                        21,726
                                             --------                     --------                      --------
   Total assets                              $711,470                     $618,786                      $526,299
                                             --------                     --------                      --------

Interest-bearing liabilities:
Deposits                            3.33%    $413,705  $17,450    4.22%   $343,318   $15,866    4.62%   $280,598    $11,676    4.16%
FHLB advances and other borrowings  5.27%     183,883    9,781    5.32%    176,867     9,815    5.55%    156,488      7,996    5.11%
                                             -----------------            ------------------            ---------------------------
   Total interest-bearing
   liabilities                      3.90%    $597,588  $27,231    4.56%   $520,185   $25,681    4.94%   $437,086    $19,672    4.50%
                                             -----------------            ------------------            ---------------------------
Non-interest-bearing liabilities               26,764                       22,102                         6,349
                                             --------                     --------                      --------
   Total liabilities                          624,352                      542,287                       443,435
                                             --------                     --------                      --------
Stockholder's equity                           87,118                       76,499                        82,864
                                             --------                     --------                      --------
   Total liabilities and
   stockholders' equity                      $711,470                     $618,786                      $526,299
                                             --------                     --------                      --------
Net interest income                                     19,368                        17,866                         15,735
Less tax equivalent adjustments                         (1,571)                       (1,461)                        (1,249)
                                                       -------                       -------                        -------
Net interest income                                    $17,797                       $16,405                        $14,486
                                                       -------                       -------                        -------
Interest rate spread                2.75%                         2.45%                         2.55%                          2.52%
                                                                ------                        ------                         ------
Net yield on interest-earning
assets                                                            2.91%                         3.07%                          3.12%
                                                                ------                        ------                         ------
Ratio of average interest-earning
assets to average interest-bearing
liabilities                                                     111.30%                       111.84%                        115.44%
                                                                ------                        ------                         ------

(1) Non-accrual loans and loan fees have been included and are considered immaterial to the analysis herein.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated and is presented on a tax-equivalent basis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                                                        Year ended December 31,
                                            --------------------------------------------------------------------------------
                                                        2001 vs. 2000                             2000 vs. 1999
                                            ----------------------------------------  --------------------------------------
                                                  Increase (Decrease) Due to                Increase (Decrease) Due to
                                            ----------------------------------------  --------------------------------------
                                             Volume     Rate   Rate/Volume    Net      Volume     Rate  Rate/Volume    Net
                                            ----------------------------------------  --------------------------------------
                                                                            (Dollars in Thousands)
Interest Income:
  Loans receivable                          $ 4,433   $  (507)   $  (146)   $ 3,780   $ 3,169   $   613   $   170   $ 3,952
  Mortgage-backed securities                  3,835    (1,463)      (359)     2,013       598     1,226        53     1,878
  Cash and investment securities             (2,035)   (1,369)       338     (3,065)    1,540       119        28     1,687
  Tax exempt securities                         366       (39)        (3)       324       380       220        23       623
                                            ----------------------------------------  --------------------------------------
      Total interest-earning assets         $ 6,599   $(3,377)   $  (170)   $ 3,052   $ 5,688   $ 2,178   $   274   $ 8,140
                                            ----------------------------------------  --------------------------------------

Interest expense:
 Deposits                                   $ 3,253   $(1,384)   $  (284)   $ 1,585   $ 2,610   $ 1,291   $   289   $ 4,190
 FHLB advances and other borrowings             389      (408)       (16)       (35)    1,041       688        90     1,819
                                            ----------------------------------------  --------------------------------------
     Total interest-bearing liabilities     $ 3,642   $(1,792)   $  (300)   $ 1,550   $ 3,651   $ 1,980   $   378   $ 6,009
                                            ----------------------------------------  --------------------------------------

Net change in interest income               $ 2,957   $(1,585)   $   130    $ 1,502   $ 2,037   $   198   $  (104)  $ 2,131
                                            ----------------------------------------  --------------------------------------


Net Income

The Company reported net income of $3.7 million, $5.2 million and $5.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The $1.5 million decrease in net income for the year ended December 31, 2001 compared to December 2000 was due to a $3.5 million increase in operating expenses and to fourth quarter charges aggregating $1.0 million before tax, resulting from the sale and write downs on the carrying values of certain assets and a provision for loan losses, offset by an increase in net interest income of $1.0 million.

The $100,000 decrease in net income for the year ended December 31, 2000 compared to December 1999 was primarily due to the branch acquisitions. In 2000 the Company opened five banking offices which were acquired in two branch acquisition transactions. Operating expenses for the year ended December 31, 2000 increased $3.2 million, offset by increases of $1.7 million and $1.2 million in net interest income and other income, respectively.

Net Interest Income

Net interest income increased $1.0 million, or 6.4%, to $16.9 million for the year ended December 31, 2001 from $15.9 million in 2000. The increase was the result of a $2.9 million increase in interest income offset by increases of $1.5 million and $367,000 in interest expense and the provision for loan losses, respectively.

Net interest income increased $1.7 million, or 11.8%, to $15.9 million for the year ended December 31, 2000 from $14.2 million in 1999. The increase was the result of a $7.9 million increase in interest income offset by a $6.0 million increase in interest expense.

Detailed changes for the year ended December 31, 2001 and 2000 are contained in the Average Balance Sheet and Rate Volume Analysis on pages 12 and 13.

Interest Income
Total interest income amounted to $45.0 million for the year ended December 31, 2001 compared to $42.1 million in 2000. The increase in 2001 of $2.9 million, or 7.0%, over 2000 was primarily due to an increase of $83.3 million in the average balance of interest-earning assets partially offset by a decrease in the average yield of 48 basis points (with 100 basis points being equal to 1%). The increase in average balances was due to loan growth during the year while the decrease in yield reflects effects of the interest rate environment and the multiple federal reserve easings during 2001.

Total interest income amounted to $42.1 million for the year ended December 31, 2000 compared to $34.2 million in 1999. The increase in 2000 of $7.9 million, or 23.2%, over 1999 was primarily due to an increase of $77.2 million in the average balance of interest-earning assets and an increase in the average yield of 47 basis points. The increase in average balances was due to the investing of cash received in the branch transactions, while the increase in yield reflects effects of the interest rate environment during 2000 and the composition of the loan portfolio. During 2000, the Company had a greater percentage of commercial and consumer loans outstanding than in 1999. These loans generally are at higher rates and of shorter duration than single family mortgages.

Interest Expense

Total interest expense increased by $1.5 million or 6.0% for the year ended December 31, 2001 compared to 2000. The increase was primarily attributable to an increase of $1.6 million in interest on deposits. The effect of the increase in the average balance of deposits of $70.4 million was partially offset by a decrease of 40 basis points in the average rate paid.

Total interest expense increased by $6.0 million or 30.6% for the year ended December 31, 2000 compared to 1999. The increase was primarily attributable to an increase of $4.2 million in interest on deposits and an increase of $1.9 million in interest on FHLB borrowings. The increase in interest on deposits was due to an increase of $62.7 million in the average balance of deposits and an increase of 46 basis points in the average rate paid. The increase in interest expense on Federal Home Loan Bank ("FHLB") borrowings was due to an increase of $20.1 million in the average balance of borrowings combined with an increase of 45 basis points in the average rate paid.

Provision for Loan Losses

The Company recorded a provision for loan losses of $847,000 in 2001, $480,000 in 2000 and $240,000 in 1999. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by Management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio.

The provision for loan losses increased in 2001 due mainly to the addition of $300,000 to the provision in the fourth quarter as a result of a review of the allocation of the allowance for loan losses by loan category. See "Overview".


The provision for loan losses increased in 2000 as a result of the Company's change in the mix of the products offered in the loan portfolio - from lower yielding loans (i.e. one-to four-family loans) to higher yielding loans (i.e., commercial real estate, home equity lines of credit and improvement loans, commercial non-mortgage loans and construction loans). Such change in the portfolio mix resulted in an increase in the risk profile inherent within the loan portfolio. See "Loans Receivable, Net."

Although Management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2001, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

Other Income

Other income for the year ended December 31, 2001 was $2.3 million as compared to $2.1 million for 2000. Despite realizing losses and recording writedowns aggregating $669,000 in the fourth quarter of 2001, other income increased $168,000 due to increased revenues generated by TGH Securities. Trading revenues were $1.7 million for the year ended December 31, 2001 versus $705,000 for the same prior year-end period. TGH Securities commenced operations in May 2000.

Other income for the year ended December 31, 2000 was $2.1 million as compared to $951,000 for 1999. The $1.2 million, or 124.2% increase, was due primarily to TGH Securities' trading revenues of $705,000, a $506,000 net gain on asset sales in 2000 versus $137,000 in 1999 and an increase of $194,000 in service charges and other fees.

Other Expenses

For the year ended December 31, 2001, other expenses increased $3.5 million, or 30.6%, to $14.9 million as compared to $11.4 million in 2000. The increase was due to the building of the Bank's infrastructure in the areas of credit administration, training, electronic banking and business development, the operations of TGH Securities and the branch acquisitions. Accordingly, salaries and employee benefits, occupancy and equipment costs, other expenses and the amortization of the excess of cost over fair value of net assets acquired increased $1.7 million, $714,000, $595,000, and $465,000, respectively, over the same prior year-end period. The majority of such expense was not reflected for a full year in the prior year period. In addition, salary and employee benefits and other expenses for TGH Securities are directly related to the trading revenues it generates.

For the year ended December 31, 2000, other expenses increased $3.2 million, or 38.9%, to $11.4 million as compared to $8.2 million in 1999. The increases in other expenses are primarily attributable to the branch acquisitions, the addition of personnel in commercial lending and the personnel and operations at TGH Securities.

Income Taxes

Income tax expense for the years ended December 31, 2001, 2000 and 1999, was $652,000 or 15% of pre-tax income, $1.4 million or 22% of pre-tax income and $1.6 million, or 23% of pre-tax income, respectively. The decrease in the effective tax rate in 2001 was due to the fourth quarter charges discussed above resulting in less taxable income.

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

The primary investment activity of the Company is the origination and purchase of mortgage loans, commercial business loans, mortgage-backed securities and other investments. During the years ended December 31, 2001, 2000, and 1999, the Company originated loans in the amounts of $114.3 million, $82.6 million, and $45.8 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand. For the years ended December 31, 2001, 2000 and 1999 purchases of loans and mortgage-backed securities totaled $195.4 million, $102.0 million, and $67.0 million, respectively. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.

The Company utilizes FHLB advances to leverage its balance sheet as deemed necessary. In addition, other sources of liquidity can be found in the Company's balance sheet, such as investment securities maturing within one year and unencumbered mortgage-backed securities that are readily marketable. The Company has other sources of liquidity if a need for additional funds arises.

The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2001, cash and cash equivalents totaled $22.7 million.

The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 2001, the Company had $33.0 million in commitments to fund loans. Certificates of deposit, which were scheduled to mature in one year or less, as of December 31, 2001, totaled $169.3 million. Management believes that a significant portion of such deposits will remain with the Company.

The Bank had core, tangible and total risk-based capital ratios of 7.6%, 7.6% and 18.2%, respectively, at December 31, 2001, which significantly exceeded the OTS's respective minimum requirements of 4.00%, 1.50%, and 8.00%. The Bank was classified as a "well- capitalized" institution on December 31, 2001. See Note 12 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.
Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Selected Consolidated Financial Data and Other Data
(Dollars in thousands, except per share data)


                                                       2001          2000         1999         1998         1997
                                                   ---------------------------------------------------------------
Income Statement Data:
  Interest income                                  $  45,028     $  42,086    $  34,158    $  23,682    $  20,582
  Interest expense                                    27,231        25,681       19,672       12,933       11,002
  Net interest income                                 17,797        16,405       14,486       10,749        9,580
  Provision for loan losses                              847           480          240          270          120
  Non-interest income                                  2,300         2,132          951          415        2,808
  Non-interest expense                                14,910        11,421        8,221        7,075        6,824
  Income before income taxes                           4,340         6,636        6,976        3,819        5,444
  Net income                                           3,688         5,201        5,348        2,350        3,354
Balance Sheet Data:
  Total assets                                       720,408       700,180      554,759      492,039      276,650
  Loans (net)                                        259,220       219,360      161,158      136,466       97,435
  Mortgage-backed securities available for sale      299,216       258,870      204,706      229,883      111,486
  Investment securities held to maturity              63,824             -            -       54,129       34,529
  Investment securities available for sale            16,078       128,198      115,463       20,274        3,698
  Deposits                                           431,583       406,684      292,619      276,390      230,558
  FHLB advances                                      176,884       171,884      176,884      106,884        7,884
  Stockholders' equity                                85,455        83,058       74,660      100,229       28,470
Per Share Data:
  Basic earnings per share (1)                          0.58          0.76         0.73         0.17           NM
  Diluted earnings per share (1)                        0.57          0.75         0.72         0.16           NM
  Cash dividends per share (1)                          0.29          0.25         0.21         0.05           NM
  Tangible book value per share (2)                    11.77         10.63         9.60        11.14           NM
Selected Ratios: (3)
  Performance Ratios
  Return on average assets                              0.52%         0.84%        1.02%         .65%        1.18%
  Return on average equity                              4.23          6.79         6.45         3.63        12.41
  Stockholders' equity to assets                       11.86         11.86        13.46        20.37        10.27
  Net interest margin (4)                               2.91          3.07         3.12         3.19         3.50
  Interest rate spread (4)                              2.45          2.55         2.52         2.43         3.14
  Asset Quality Ratios
  Non-performing loans to total loans (5)               1.23          0.08         0.14         0.28         0.74
  Non-performing assets to total assets (5)             0.45          0.03         0.07         0.09         0.30
  Allowance for loan losses as a percentage            79.00        989.00       553.00       264.00       109.36
    of non-performing loans
  Allowance for loan losses as a percentage             1.05          0.91         0.85         0.94         0.77
    of total average loans at end of period
  Net charge-offs (recoveries) as a percentage           .01          0.02         0.03         0.01         (.08)
    of average loans
Banking Offices                                           12            11            6            6            6

(1)  There were no shares outstanding until July 1998.
(2) Tangible book value per share represents stockholders' equity less intangible assets divided by the number of share issued and outstanding.
(3) With the exception of end of period ratios, all ratios are based on average monthly balances during indicated periods.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.
(5) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.
NM Not meaningful as a result of the conversion and reorganization completed in July 1998.


STOCK MARKET INFORMATION

                          2001                                     2002
         -------------------------------------------------------------------------------
          First    Second     Third    Fourth       First    Second     Third    Fourth
         Quarter   Quarter   Quarter   Quarter     Quarter   Quarter   Quarter   Quarter
         -------------------------------------------------------------------------------
High       9.81      9.65     10.40     9.90        7.06      7.06      8.13      8.00
Low        7.94      9.20      8.10     9.01        6.25      6.06      7.06      7.56

Consolidated Statements of Financial Condition
(Dollars in Thousands, Except Per Share Data)

                                                                                            December 31,
ASSETS                                                                                     2001         2000
                                                                                      ----------------------
Cash on hand and in banks                                                             $   3,909    $   4,132
Interest-bearing deposits                                                                18,814       16,188
                                                                                      ----------------------
        Total cash and cash equivalents                                                  22,723       20,320
Investments held to maturity (approximate fair value $62,558)                            63,824
Investments available for sale at fair value
   (amortized cost - 2001, $16,654; 2000, $134,858)                                      16,078      128,198
Mortgage-backed securities available for sale
  at fair value (amortized cost - 2001, $295,998; 2000, $258,297)                       299,216      258,870
Trading securities                                                                       14,261       28,034
Loans receivable (net of allowance for loan losses - 2001, $2,511; 2000, $1,682)        259,220      215,832
Loans held for sale                                                                                    3,528
Accrued interest receivable                                                               4,056        4,711
Federal Home Loan Bank stock - at cost                                                    8,844        8,594
Real estate acquired through foreclosure - net                                               81           47
Office properties and equipment - net                                                     6,340        6,920
Prepaid expenses and other assets                                                         4,240        2,243
Cash surrender value of life insurance                                                   12,563       12,066
Excess of cost over fair value of net assets acquired                                     7,680        7,419
Prepaid income taxes                                                                        538
Deferred income taxes                                                                       744        3,398
                                                                                      ----------------------
TOTAL ASSETS                                                                          $ 720,408    $ 700,180
                                                                                      ----------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits                                                                            $ 431,583    $ 406,684
  FHLB advances                                                                         176,884      171,884
  Payable to brokers and dealers                                                         14,109       27,879
  Other borrowings                                                                        1,000        1,750
  Accrued interest payable                                                                  918          982
  Advances from borrowers for taxes and insurance                                         2,571        2,534
  Accounts payable and accrued expenses                                                   7,360        4,871
  Dividends payable                                                                         528          498
  Accrued income taxes                                                                                    40
                                                                                      ----------------------
        Total liabilities                                                               634,953      617,122
                                                                                      ----------------------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, no par value, 10,000,000 shares authorized, none issued in 2001 or 2000
  Common stock, $.10 par value, 40,000,000 shares authorized, 8,999,989 shares issued and 6,607,955 outstanding in 2001; 8,999,989 issued and 7,118,161 shares
    outstanding in 2000                                                                     900          900
  Additional paid-in capital                                                             92,889       93,330
  Common stock acquired by stock benefit plans                                           (6,383)      (7,261)
  Treasury stock at cost,  2,392,034 shares at December 31, 2001
    and 1,881,828 shares at December 31, 2000                                           (21,626)     (16,645)
  Accumulated other comprehensive gain (loss)                                             1,286       (4,015)
  Retained earnings - partially restricted                                               18,389       16,749
                                                                                      ----------------------
        Total stockholders' equity                                                       85,455       83,058
                                                                                      ----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $ 720,408    $ 700,180
                                                                                      ----------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Data)

                                                                              Year Ended December 31,
                                                                            2001        2000        1999
                                                                         --------------------------------
INTEREST INCOME:
   Interest on loans                                                     $ 19,175    $ 15,395    $ 11,443
   Interest on mortgage-backed securities                                  17,636      15,623      13,745
   Interest on investments:
     Taxable                                                                4,533       7,450       6,024
     Tax-exempt                                                             3,051       2,836       2,424
     Dividends                                                                633         782         522
                                                                         --------------------------------
           Total interest income                                           45,028      42,086      34,158
                                                                         --------------------------------

INTEREST EXPENSE:
  Interest on deposits                                                     17,450      15,866      11,676
  Interest on FHLB advances and other borrowings                            9,781       9,815       7,996
                                                                         --------------------------------
           Total interest expense                                          27,231      25,681      19,672
                                                                         --------------------------------
NET INTEREST INCOME                                                        17,797      16,405      14,486

PROVISION FOR LOAN LOSSES                                                     847         480         240
                                                                         --------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                        16,950      15,925      14,246
                                                                         --------------------------------

OTHER INCOME:
  Service charges and other fees                                            1,006         549         355
  Trading revenues from brokerage operations                                1,748         705
  Loss on small business investment company investments                      (772)
  Loss on sale of real estate owned                                                       (33)         (2)
  Gain (loss) on sale of mortgage-backed securities available for sale        249         173         (16)
  (Loss) gain on sale of loans                                                (11)         23
  (Loss) gain on sale and writedown of investments available for sale        (215)        333         155
  Gain on sale of property and equipment                                                   33
  Rental income                                                               203         153         151
  Other income                                                                 92         196         308
                                                                         --------------------------------
           Total other income                                               2,300       2,132         951
                                                                         --------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                            7,663       5,986       4,227
  Occupancy and equipment                                                   2,335       1,621       1,168
  Federal insurance premium                                                    78          63         166
  Professional fees                                                           420         408         541
  Advertising                                                                 353         342         244
  Amortization of excess of cost over fair value of assets acquired           720         255
  Other                                                                     3,341       2,746       1,875
                                                                         --------------------------------
           Total other expenses                                            14,910      11,421       8,221
                                                                         --------------------------------
INCOME BEFORE INCOME TAXES                                                  4,340       6,636       6,976
                                                                         --------------------------------
INCOME TAXES:
  Current                                                                     969       1,508       2,835
  Deferred                                                                   (317)        (73)     (1,207)
                                                                         --------------------------------
           Total income taxes                                                 652       1,435       1,628
                                                                         --------------------------------
NET INCOME                                                               $  3,688    $  5,201    $  5,348
                                                                         --------------------------------
BASIC EARNINGS PER SHARE                                                 $   0.58    $   0.76    $   0.73
                                                                         --------------------------------
DILUTED EARNINGS PER SHARE                                               $   0.57    $   0.75    $   0.72
                                                                         --------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in Thousands)

                                                                           Common                 Accumulated
                                                                           Stock                    Other
                                                                          Acquired                  Compre-    Retained     Total
                                                           Additional     by Stock                  hensive    Earnings -   Stock
                                                    Common   Paid-in      Benefit     Treasury      Income     Partially    holders'
                                                    Stock    Capital       Plans       Stock        (Loss)     Restricted   Equity
                                                  ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                           $900    $94,616     $(6,075)                 $    957      $  9,831   $100,229
Comprehensive loss:
  Net income                                                                                                       5,348      5,348
  Other comprehensive loss, net of tax:
    Net unrealized loss on investment and
mortgage-backed securities available for
sale, net of reclassification adjustment (1)                                                       (14,065)                 (14,065)
                                                                                                                            -------
Comprehensive loss                                      -          -           -             -           -             -     (8,717)
                                                                                                                            -------
ESOP stock committed to be released                                          418                                                418
Excess of cost of ESOP shares committed
   to be released above fair value                               (41)                                                           (41)
Purchase of treasury stock                                                           $(13,326)                              (13,326)
Common stock acquired by stock benefit plans                              (2,761)                                            (2,761)
Restricted stock plan amortization                                           219                                                219
Exercise of stock options                                     (1,175)                   1,539                                   364
Dividends paid                                                                                                    (1,725)    (1,725)
                                                  ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                            900     93,400      (8,199)     (11,787)     (13,108)       13,454     74,660
                                                  ----------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                                       5,201      5,201
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
     mortgage-backed securities available for
     sale, net of reclassification adjustment (1)                                                    9,093                    9,093
                                                                                                                            -------
Comprehensive income                                    -          -           -            -            -             -     14,294
                                                                                                                            -------
ESOP stock committed to be released                                          420                                                420
Excess of cost of ESOP shares committed
   to be released above fair value                               (70)                                                           (70)
Purchase of treasury stock                                                             (4,858)                               (4,858)
Restricted stock plan amortization                                           518                                                518
Dividends paid                                                                                                    (1,906)    (1,906)
                                                  ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                           $900    $93,330     $(7,261)    $(16,645)     $(4,015)      $16,749    $83,058
                                                  ----------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                                       3,688      3,688
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
    mortgage-backed securities available for
    sale, net of reclassification adjustment (1)                                                     4,729                    4,729
                                                                                                                            -------
Comprehensive income                                    -          -           -            -            -             -      8,417
                                                                                                                            -------
Amortization of unrealized loss on held to
  maturity securities transferred from
  available for sale                                                                                   572                      572
ESOP stock committed to be released                                          419                                                419
Excess of cost of ESOP shares committed
   to be released above fair value                               (17)                                                           (17)
Purchase of treasury stock                                                             (5,390)                               (5,390)
Restricted stock plan amortization                                           459                                                459
Exercise of stock options                                       (424)                     409                                   (15)
Dividends paid                                                                                                    (2,048)    (2,048)
                                                  ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                           $900    $92,889     $(6,383)    $(21,626)    $  1,286       $18,389    $85,455
                                                  ----------------------------------------------------------------------------------

(1)  Disclosure of reclassification amount, net of tax for the years ended:

                                                                                   2001     2000        1999
                                                                                  -----------------------------
         Net unrealized appreciation (depreciation) arising during the year       $4,707   $8,759    $(14,157)
         Net gains (losses) included in net income                                    22      334          92
                                                                                  -----------------------------
         Net unrealized gain (loss) on securities                                 $4,729   $9,093    $(14,065)
                                                                                  -----------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

                                                                       Year Ended December 31,
                                                                    2001         2000         1999
                                                                 ---------    ---------    ---------
OPERATING ACTIVITIES:
  Net income                                                     $   3,688    $   5,201    $   5,348
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Provision for loan losses                                          847          480          240
    Depreciation                                                     1,043          717          466
    Amortization of stock benefit plans                                850          821          571
    Loans held for sale originated                                                            (1,687)
    Amortization of:
       Excess of cost over fair value of assets acquired               720          255
       Net premiums (discounts) on:
        Loans purchased                                                 76           17          (23)
        Investments                                                 (1,061)      (1,361)      (1,263)
        Mortgage-backed securities                                   1,882          803        1,496
    Loss (gain) on sale and writedown of investments                   215         (333)        (155)
    Loss (gain) on sale of loans                                        11          (23)
    (Gain) loss on sale of mortgage-backed securities                 (249)        (173)          16
    Gain on sale of property and equipment                                          (33)
    Loss on sale of real estate owned                                                33            2
    Net decrease (increase) in trading securities                   13,773      (28,034)
    Increase in other assets                                        (3,622)     (10,104)        (322)
   (Decrease) increase in other liabilities                        (11,413)      29,103         (674)
                                                                 -----------------------------------
           Net cash provided by (used in) operating activities       6,760       (2,631)       4,015
                                                                 -----------------------------------
INVESTING ACTIVITIES:
  Principal collected on:
    Mortgage-backed securities                                     116,124       24,441       46,475
    Loans                                                           70,314       36,557       30,246
  Loans originated                                                (114,340)     (82,578)     (45,854)
  Loans acquired                                                                (12,365)      (7,720)
  Increase in loans resulting from branch acquisitions                             (340)
  Purchases of:
    Investments                                                     (2,193)      (5,268)     (72,492)
    Mortgage-backed securities                                    (195,452)     (89,683)     (59,279)
    Property and equipment                                          (1,448)      (1,327)        (832)
    FHLB stock                                                        (250)      (1,399)      (3,500)
  Decrease (increase) in property and equipment                        985       (3,534)
    resulting from branch acquisitions
  Maturities and calls of  investments                              39,632                     2,333
  Proceeds from the sale of:
    Loans                                                            3,199           23
    Real estate owned                                                                54           40
    Property and equipment                                                          110
    Mortgage-backed securities                                      39,994       17,617       28,561
    Investments                                                     17,330          833       17,108
    FHLB stock                                                                    1,500
                                                                 -----------------------------------
           Net cash used in investing activities                   (26,105)    (115,359)     (64,914)
                                                                 -----------------------------------

20

(Dollars in Thousands)

                                                                             Year Ended December 31,
                                                                         2001         2000         1999
                                                                     -----------------------------------
FINANCING ACTIVITIES:
  Net increase in deposits                                             24,899       19,088       16,229
  Increase in deposits resulting from branch acquisitions                           94,977
  Net increase in advances from borrowers for taxes and insurance          37           62          243
  Net increase (decrease) in FHLB borrowings                            5,000       (5,000)      70,000
  Net (decrease) increase in other borrowings                            (750)      (1,250)       3,000
  Purchase of treasury stock                                           (5,390)      (4,858)     (13,326)
  Purchase of restricted stock plan shares                                                       (2,761)
  Net proceeds from exercise of stock options                                                       300
  Cash dividends                                                       (2,048)      (1,906)      (1,725)
                                                                     -----------------------------------
           Net cash provided by financing activities                   21,748      101,113       71,960
                                                                     -----------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    2,403      (16,877)      11,061

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           20,320       37,197       26,136
                                                                     -----------------------------------
CASH AND CASH EQUIVALENTS,  END OF YEAR                             $  22,723    $  20,320    $  37,197
                                                                     -----------------------------------
SUPPLEMENTAL DISCLOSURES:
  Interest paid on deposits and funds borrowed                      $  27,299    $  25,534    $  19,306
  Income taxes paid                                                       967        1,209        1,267
  Noncash transfers from loans to real estate owned                        47           85          101
  Noncash transfer of investments held to maturity to
    available for sale                                                                           54,129
  Noncash transfer of investments available for sale to
    held to maturity                                                   75,446


See notes to consolidated financial statements.

Notes to Consolidated  Financial  Statements
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in  Thousands,  Except Per Share Data)

1. NATURE OF OPERATIONS
   --------------------

The primary business of Thistle Group Holdings, Co. (the "Company"), is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, and TGH Securities, a broker/dealer subsidiary which commenced operations in 2000. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which holds investments in small business investment companies and engages in real estate development and management, and RoxDel Corp., which holds investments. The primary business of the Bank is attracting customer deposits from the general public through its network of branches and its transactional website, RMBgo.com, and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans, commercial real estate loans and mortgage-backed securities, and to a lesser extent in secured consumer, home improvement and commercial non-mortgage loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT  ACCOUNTING POLICIES
   -------------------------------------------

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Company's and the Bank's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

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

     Available for Sale - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of investment or mortgage-backed securities are reported in the consolidated statement of income and are determined using the specific identification method.

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

Loans Held for Sale - The Company originates loans for portfolio investment or for sale in the secondary market. During the period of origination, loans are designated as held for sale or held for investment. Loans held for sale are carried at the lower of cost or fair value, determined on an aggregate basis. Loans receivable designated as held for investment have been so designated due to Management's intent and ability to hold such loans until maturity or pay-off.

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

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB No. 102 expresses the SEC staff's views on the development, documentation, and application of a systematic methodology for determining the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. Also in July 2001, the federal banking agencies issued guidance on this topic through the Federal Financial Institutions Examination Council interagency guidance, Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions. In Management's opinion, the Company's methodology and documentation of the allowance for loan losses meets the guidance issued.

Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense. The amounts ultimately recoverable from the sale of real estate acquired through foreclosure could differ materially from the amounts used in arriving at the net carrying value of the assets at time of foreclosure because of future market factors beyond the control of the Company.

Prepaid Expenses and Other Assets - Included in prepaid expenses and other assets are certain investments in small business investment companies which are held by a service corporation of the Bank. During the fourth quarter of 2001, it was determined that an other-than-temporary impairment existed and, as such, these investments were written down to fair value.

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

Interest Rate Risk - At December 31, 2001, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

Loan Fees - The Company defers all loan fees, net of certain direct loan origination costs, and recognizes income as a yield adjustment over the contractual life of the loan using the interest method.

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

In March 2000, Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN No. 44") was issued. FIN No. 44 clarifies the application of APB No. 25 for certain issues. The Company adopted the provisions of FIN No. 44 in fiscal year 2000. The adoption of the interpretation did not have a material effect on the consolidated financial statements.


Since the issuance of FIN No. 44, the FASB staff has received a number of questions related to accounting for stock compensation under APB No. 25 and FIN No. 44. The Emerging Issues Task Force ("EITF") in EITF 00-23 has reached consensuses on a number of questions, although some issues and questions are still being considered. The Company monitors the status of EITF 00-23.

Earnings  Per  Share - Basic  earnings  per  share  for  2001,  2000 and 1999 is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share for 2001, 2000 and 1999 is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. The weighted average shares used in the basic and diluted earnings per share computations for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                            December 31,
                                                 2001          2000      1999
                                              ----------------------------------

Average common shares outstanding - basic     6,382,478     6,866,018  7,359,241
Increase in shares due to dilutive options       34,434        34,431     90,626
                                              ----------------------------------
Adjusted shares outstanding - diluted         6,416,912     6,900,449  7,449,867
                                              ----------------------------------

Comprehensive Income - The Company presents, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

Accounting for Derivative Instruments - Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, the Company is required to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on January 1, 1999. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. In accordance with the provisions of this statement, the Company transferred $54,129 of investments held to maturity to available for sale. Currently, the Company has no embedded derivatives that require bifurcation. The Company does not employ hedging activities that require designation as either fair value or cash flow hedges, or hedges of a net investment in a foreign operation.

Recent Accounting Pronouncements - In June 2001, the FASB issued two new pronouncements: SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective as follows: (a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30,

2001; and (b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. However, SFAS No. 142 does not change the accounting prescribed for certain acquisitions by banking and thrift institutions, resulting in continued amortization of the excess of cost over fair value of net assets acquired under SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. In October 2001, the FASB decided to undertake a limited scope project to reconsider part of the guidance in SFAS No. 72. In particular, the FASB decided to reconsider the provisions of that statement that require recognition and amortization of an unidentifiable intangible asset-an asset that is sometimes referred to in practice as "SFAS 72 goodwill". At December 31, 2001, the Company's "SFAS 72 goodwill" amounted to $7,680 and is subject to amortization. The FASB has commenced its deliberations on this limited scope project and expects to issue a final statement on this project in the fourth quarter of 2002.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of the APB No. 30, Reporting of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement did not have an impact on the Company's financial position or results of operations when adopted.

Reclassifications - Certain items in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the presentation in the 2001 consolidated financial statements.

3. ACQUISITIONS
   ------------

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

The transactions were accounted for under the purchase method of accounting. The excess of cost over fair value of net assets acquired was $7,700 for these two transactions and is being amortized over twelve years. At December 31, 2000, the allocation of purchase price was preliminary pending final valuation of the fair market value of the assets acquired and the liabilities assumed. The allocation of purchase price was completed during the quarter ended March 31, 2001. An adjustment was recorded increasing the excess of cost over fair value of assets acquired and decreasing office properties and equipment for $985.

4. INVESTMENTS HELD TO MATURITY
   ----------------------------

On May 31, 2001, the Company reclassified $75,446 of certain U.S. government agency securities, FHLB and FHLMC bonds and municipal bonds from available for sale to held to maturity as it is the intent of the Company to hold such securities to maturity. The transfer was recorded at fair value. At December 31, 2001, $457 was included as a component of other comprehensive income representing the unamortized holding loss that resulted from the transfer.

Investments held to maturity at December 31, 2001 consisted of the following:

                                               Held to Maturity
                                               December 31, 2001
                                  ----------------------------------------------
                                               Gross        Gross
                                  Amortized  Unrealized   Unrealized Approximate
                                    Cost       Gains        Losses   Fair Value
                                  ----------------------------------------------
FHLB and FHLMC Bonds -
  More than 10 years              $15,201                  $   793      $14,408
Municipal bonds - 5 to 10 years       777     $    12                       789
  More than 10 years               47,846         294          779       47,361
                                  ----------------------------------------------
Total                             $63,824     $   306      $ 1,572      $62,558
                                  ----------------------------------------------

5. INVESTMENTS AVAILABLE FOR SALE
   ------------------------------

A comparison of cost and approximate fair value of investments, by maturity, is as follows:

                                               Available for Sale
                                               December 31, 2001
                                  ----------------------------------------------
                                               Gross        Gross
                                  Amortized  Unrealized   Unrealized Approximate
                                    Cost       Gains        Losses   Fair Value
                                  ----------------------------------------------

Mutual funds                      $  1,530                            $  1,530
Capital trust securities             9,077                 $1,037        8,040
Equity investments                   4,528      $467            6        4,989
Other                                1,519                               1,519
                                  ----------------------------------------------
Total                              $16,654      $467       $1,043      $16,078
                                  ----------------------------------------------


                                               December 31, 2000
                                  ----------------------------------------------
                                               Gross        Gross
                                  Amortized  Unrealized   Unrealized Approximate
                                    Cost       Gains        Losses   Fair Value
                                  ----------------------------------------------
U.S. Treasury securities and
  securities of U.S. Government
  agencies:
  5 to 10 years                   $   6,011    $  49        $   36     $  6,024
  More than 10 years                 42,000                    877       41,123
FHLB and FHLMC Bonds -
  More than 10 years                 18,883                  2,680       16,203
Municipal bonds - 5 to 10 years         153                                 153
  More than 10 years                 46,703      372         1,127       45,948
Mutual Funds                          1,439                               1,439
Capital Trust securities             12,847                  2,120       10,727
Equity investments                    5,345      241           482        5,104
Other                                 1,477                               1,477
                                  ----------------------------------------------
Total                              $134,858    $ 662        $7,322     $128,198
                                  ----------------------------------------------

Proceeds from the sale of investments available for sale during the year ended December 31, 2001 were $17,330 resulting in gross gains of $221 and gross losses of $311. Proceeds from the sale of investments available for sale during the year ended December 31, 2000 were $833 resulting in a gain of $333. Proceeds from the sale of investments available for sale during the year ended December 31, 1999 were $17,108 resulting in a gain of $155.

During  the  year  ended   December  31,  2001,   the  Company   recognized   an
other-than-temporary impairment on certain investment securities resulting in a charge to operations of $125.

6. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
   ---------------------------------------------

Mortgage-backed securities available for sale are summarized as follows:


                                               Available for Sale
                                               December 31, 2001
                                  ----------------------------------------------
                                               Gross        Gross
                                  Amortized  Unrealized   Unrealized Approximate
                                    Cost       Gains        Losses   Fair Value
                                  ----------------------------------------------

GNMA pass-through certificates     $106,452    $2,385                  $108,837
FNMA pass-through certificates      114,634       768        $293       115,109
FHLMC pass-through certificates      66,417       554         378        66,593
FHLMC real estate mortgage
  investment conduits                 4,591       182                     4,773
FHLMC collateralized mortgage
   obligations                        3,904                               3,904
                                  ----------------------------------------------
Total                              $295,998    $3,889        $671      $299,216
                                  ----------------------------------------------


                                               Available for Sale
                                               December 31, 2000
                                  ----------------------------------------------
                                               Gross        Gross
                                  Amortized  Unrealized   Unrealized Approximate
                                    Cost       Gains        Losses   Fair Value
                                  ----------------------------------------------

GNMA pass-through certificates     $159,303     $1,394     $  622      $160,075
FNMA pass-through certificates       74,246        178        697        73,727
FHLMC pass-through certificates      18,837        238                   19,075
FHLMC real estate mortgage
  investment conduits                 5,911        115         33         5,993
                                  ----------------------------------------------
Total                              $258,297     $1,925     $1,352      $258,870
                                  ----------------------------------------------


Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2001 were $39,994, resulting in a gain of $249. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2000 were $17,617, resulting in a gain of $173. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1999 were $28,561, resulting in a loss of $16.

7. LOANS RECEIVABLE
   ----------------

Loans receivable consist of the following:

                                                           December 31,
                                                         2001         2000
                                                    ----------------------
Mortgage loans:
  1-4 Family residential                            $ 125,504    $ 121,230
  Commercial real estate                               62,532       54,763
Home equity lines of credit and improvement loans      20,923       12,999
Commercial loans                                       28,866       14,731
Construction loans - net                               23,677       14,210
Loans on savings accounts                                 637          726
Consumer loans                                            879          152
                                                    ----------------------
           Total loans                                263,018      218,811
Plus unamortized premiums                                 267          347
Less:
  Net discounts on loans purchased and
    loans acquired through merger                         (13)         (15)
  Deferred loan fees                                   (1,541)      (1,629)
  Allowance for loan losses                            (2,511)      (1,682)
                                                    ----------------------
Total                                               $ 259,220    $ 215,832
                                                    ----------------------

The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania, its four adjoining counties and Wilmington, Delaware. The Company occasionally purchases loans in Pennsylvania, New Jersey and Delaware. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

Originated or purchased commercial real estate loans totaled $62,532 and $54,763 at December 31, 2001 and 2000, respectively. Of the commercial real estate loans, as of December 31, 2001 and 2000, $41,597 and $40,253 are collateralized by multi-family residential property; $20,935 and $14,510 by business property, respectively.

At December 31, 2001, 2000 and 1999, the Company was servicing loans for others amounting to $15,624, $8,745 and $1,706, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $296, $168 and $124 at December 31, 2001, 2000 and 1999, respectively. The Company has not recorded mortgage servicing rights as an asset as Management considers the right to service these loans immaterial to the financial statements.

Following is a summary of changes in the allowance for loan losses:

                                        Year Ended December 31,
                               2001              2000              1999
                            -------------------------------------------

Balance, beginning          $ 1,682           $ 1,234           $ 1,036
Provision                       847               480               240
Charge-offs                     (18)              (32)              (42)
                            -------------------------------------------
Balance, ending             $ 2,511           $ 1,682           $ 1,234
                            -------------------------------------------

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2001 and 2000, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

                                                        December 31,
                                                      2001        2000
                                                    ------------------
Impaired loans without a valuation allowance        $    -       $   -
Impaired loans with a valuation allowance           $2,830           -
                                                    ------------------
Total impaired loans                                $2,830           -
                                                    ------------------
Valuation allowance related to impaired loans       $  707       $   -
                                                    ------------------


                                                    Year Ended December 31,
                                                   2001       2000       1999
                                                 ----------------------------
Average impaired loans                           $2,830     $  303     $1,246
Interest income recognized on impaired loans          -         27        100

No cash basis interest income was recognized in 2001, 2000 or 1999 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $3,178 and $170 at December 31, 2001 and 2000, respectively. There were no accruing loans 90 days or more delinquent or troubled debt restructurings. No additional funds are committed to be advanced in connection with impaired loans.

The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 2001 fixed rate loans and mortgage-backed securities were approximately $435,200, and adjustable interest rate loans and mortgage-backed securities were approximately $123,800.

As of December 31, 2001, the Company had approximately $33,000 in outstanding loan commitments with interest rates ranging from 4.25% to 8.50%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $1,099, $1,088 and $1,167 at December 31, 2001, 2000 and 1999, respectively.
Originations to these persons were $95, $28 and $52 for the years ended December 31, 2001, 2000 and 1999, respectively. Loan repayments for the years ended December 31, 2001, 2000 and 1999 were $84, $107 and $757, respectively.

8. OFFICE PROPERTIES AND EQUIPMENT
   -------------------------------

Office properties and equipment are summarized by major classification as follows:

                                                      December 31,
                                                   2001           2000
                                               -----------------------
Land                                           $  1,668       $  1,628
Buildings                                         4,188          4,882
Furniture and equipment                           5,596          4,624
Leasehold improvements                              439            316
                                               -----------------------
           Total                                 11,891         11,450
Accumulated depreciation and amortization        (5,551)        (4,530)
                                               -----------------------
Net                                            $  6,340       $  6,920
                                               -----------------------

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001 are as follows:

December 31:
2002                                                  $  212
2003                                                     188
2004                                                     134
2005                                                     125
2006                                                     112
Thereafter                                               547
                                                      ------
Total minimum future rental payments                  $1,318
                                                      ------

The leases contained options to extend for periods from five to fourteen years. The cost of such rentals is not included in the above. Leasehold expense was approximately $229, $94 and $9 for the years ended December 31, 2001, 2000 and 1999, respectively.

9.  DEPOSITS
    --------

Deposits consist of the following major classifications:

                                                         December 31,
                                                 2001                2000
                                        ----------------------------------------
                                                    Weighted            Weighted
                                                    Interest            Interest
                                          Amount      Rate     Amount     Rate
                                        ----------------------------------------
NOW accounts and transaction checking   $ 47,372      1.08%  $ 41,181      1.11%
Money Market Demand accounts              40,029      2.17     26,582      4.15
Passbook accounts                        109,257      2.48    103,209      3.22
Certificate accounts                     234,925      4.38    235,712      6.07
                                        ----------------------------------------
Total                                   $431,583      3.33%  $406,684      4.72%
                                        ----------------------------------------

At December 31, 2001 and 2000, the Company had deposits of $100 or greater totaling approximately $72,450 and $57,214, respectively. Deposits in excess of $100 are not federally insured. While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

                                      December 31,
                                 2001                2000
                             ----------------------------
1 year or less               $169,258            $194,289
1 year - 3 years               41,022              21,489
3 years - 5 years              24,645              19,934
                             ----------------------------
Total                        $234,925            $235,712
                             ----------------------------

Interest expense on deposits is as follows:

                                 Year Ended December 31,
                                 2001        2000        1999
                             --------------------------------
NOW and MMDA                 $  1,620    $    996    $    661
Passbook                        2,982       3,215       3,238
Certificates                   12,875      11,687       7,800
Early withdrawal penalties        (27)        (32)        (23)
                             --------------------------------
Total                        $ 17,450    $ 15,866    $ 11,676
                             --------------------------------

10.  FHLB ADVANCES AND OTHER BORROWINGS
     ----------------------------------

A summary of advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh follows:

                                                  December 31,
                                        2001                      2000
                                ------------------------------------------------
                                             Weighted                 Weighted
                                             Interest                 Interest
                                 Amount        Rate         Amount      Rate
                                ------------------------------------------------
Advances from FHLB
due after December 31, 2006     $176,884       5.32%      $171,884      5.30%
                                ------------------------------------------------

The advances are collateralized under a blanket collateral lien agreement. Included in the table above at December 31, 2001 and 2000 are convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the year in which they mature. At December 31, 2001, $175,000 are convertible advances of which $85,000 are convertible quarterly at the option of the FHLB.

The Company has other borrowings of $1,000 and $1,750 at December 31, 2001 and 2000 respectively, from an unaffiliated lender. The borrowing carries a variable interest rate which was 5.0% at December 31, 2001 and is due in December 2002.

11.  INCOME TAXES
     ------------

The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs. Retained earnings at December 31, 2001 and 2000 include approximately $5,400 in allocations of earnings for bad debt deductions of the Bank for which no income tax has been provided.

Income tax expense consists of the following components:

Year Ended December 31:    Federal       State       Total
                           -------------------------------
  2001                     $   628        $24      $   652
  2000                       1,435                   1,435
  1999                       1,628                   1,628

The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

                                                   Year Ended December 31,
                                      2001                 2000               1999
                                 ---------------------------------------------------------
                                 Amount   Percent    Amount   Percent   Amount     Percent
                                 ---------------------------------------------------------
Tax at federal tax rate          $1,476     34.0 %   $2,257    34.0 %   $2,371      34.0 %
Tax-exempt income                  (880)   (20.3)      (864)  (13.0)      (727)    (10.4)
State income tax expense,
 net of  federal income tax          15      0.3
Other                                41      1.0         42     0.6        (16)     (0.3)
                                 ---------------------------------------------------------
Total                            $  652     15.0 %   $1,435    21.6 %   $1,628      23.3 %
                                 ---------------------------------------------------------

A valuation allowance against deferred tax assets is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

Items that give rise to significant portions of the deferred tax accounts are as follows:

                                                                       December 31,
                                                                     2001       2000
                                                                  ------------------
Deferred tax assets:
  Unrealized loss on investments and mortgage-backed securities   $     -    $ 2,072
  Deferred loan fees                                                  524        552
  Allowance for loan losses                                           869        517
  Reserve for uncollected interest                                     99         14
  Supplemental pension and other retirement accruals                  660        616
                                                                  ------------------
                                                                    2,152      3,771
                                                                  ------------------
Deferred tax liabilities:
  Unrealized gain on investments and mortgage-backed securities      (899)         -
  Office properties and equipment                                    (138)      (137)
  Other                                                              (371)      (236)
                                                                  ------------------
                                                                   (1,408)      (373)
                                                                  ------------------
Total                                                             $   744    $ 3,398
                                                                  ------------------

12. REGULATORY CAPITAL REQUIREMENTS
    -------------------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that Management believes have changed the Bank's category.

                                                               Well-Capitalized
                                              Required for      Under Prompt
                                            Capital Adequacy  Corrective Action
                                Actual          Purposes          Provisions
                          ------------------------------------------------------
                           Amount   Ratio    Amount   Ratio    Amount    Ratio
                          ------------------------------------------------------
At December 31, 2001:
Tangible                  $51,892    7.64%  $10,183     1.5%      N/A      N/A
Core (Leverage)            51,892    7.64    27,156     4.0   $33,943      5.0%
Tier 1 risk-based          51,892   17.34       N/A     N/A    40,732      6.0
Total risk-based           54,403   18.18    23,940     8.0    29,925     10.0

                                                               Well-Capitalized
                                              Required for      Under Prompt
                                            Capital Adequacy  Corrective Action
                                Actual          Purposes          Provisions
                          ------------------------------------------------------
                           Amount   Ratio    Amount   Ratio    Amount    Ratio
                          ------------------------------------------------------
At December 31, 2000:
Tangible                  $51,909     8.0%  $ 9,706    1.5%       N/A     N/A
Core (Leverage)            51,909     8.0    25,884    4.0    $32,355     5.0%
Tier 1 risk-based          51,909    21.7       N/A    N/A     38,825     6.0
Total risk-based           53,591    22.4    19,106    8.0     64,709    10.0

Capital at December 31, 2001 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $2,761 representing the exclusion of unrealized gains on securities available for sale, the exclusion of goodwill, intangible and other disallowed assets of $7,793 and $23,009 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

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

The Bank has established a liquidation account in the amount equal to its retained earnings at December 31, 1997, the date of the latest balance sheet contained in the final prospectus utilized in the Company's public offering. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore the eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Federal banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. In 2001, the Bank paid dividends to the Company of $2,250.

13.  PENSION AND PROFIT-SHARING PLANS
     --------------------------------

The Company had a defined benefit pension plan which covered all eligible employees. On November 18, 1999, the Board of Directors elected to terminate the defined benefit pension plan effective December 31, 1999. Approval of such termination was received from the Internal Revenue Service in August of 2000. The Company disbursed the plan assets in accordance with the plan document. The curtailment did not result in any additional funding or expenses for the Company. Net periodic pension cost for the year ended December 31, 1999 was $121.

The Company also maintains a profit-sharing plan for eligible employees. Profit-sharing contributions are at the discretion of the Board of Directors. Contributions to the profit-sharing plan were suspended in 1998. Plan assets consist primarily of a diversified stock portfolio.

Effective January 1, 2000, the Company amended the profit-sharing plan and instituted a 401(k) defined contribution plan which provides for pre-tax contributions by eligible employees with matching contributions at the discretion of the Board of Directors. Matching contributions were $75 and $60 for the years ended December 31, 2001 and 2000, respectively.

14. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")
    -------------------------------------

In July 1998, the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP's loan as a liability. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential is charged or credited to equity as additional paid-in-capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 2001, 146,650 shares were committed to be released of which 41,900 shares had not yet been allocated to participant accounts. The Company recorded compensation and employee benefit expense related to the ESOP of $390, $303 and $350 for the years ended December 31, 2001, 2000 and 1999 respectively.

15.  OTHER EMPLOYEE BENEFITS
     -----------------------

Stock Option Plans - During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Stock Option Plan. Common stock totaling 785,637 shares has been reserved for issuance under the Plan. An aggregate of 638,985 shares have been granted to the Company's executive officers, non-employee directors and other key employees subject to vesting and other provisions of the Plan.

At December 31, 2001, options outstanding under a prior plan were 5,551 with an exercise price of $2.07.

The following table summarizes transactions regarding the stock option plans:

                                                                      Weighted         Weighted
                                                                      Average          Average
                                      Number of       Exercise        Exercise        Remaining
                                       Option          Price           Price          Contractual
                                       Shares          Range          Per Share          Life
                                     -------------------------------------------------------------
Outstanding at January 1, 1999        222,064       $1.80 - $2.07       $1.94           60 months
                                     -------------------------------------------------------------
    Granted                           601,985       $7.00 - $8.94       $8.89
    Exercised                         155,441       $1.80 - $2.07       $1.93
                                     -------------------------------------------------------------
Outstanding at December 31, 1999      668,608       $1.80 - $8.94       $8.07          113 months
                                     -------------------------------------------------------------
Exercisable at December 31, 1999      460,231       $1.80 - $8.94       $7.93
                                     -------------------------------------------------------------
   Granted                             35,500       $6.25 - $8.00       $6.79
                                     -------------------------------------------------------------
Outstanding at December 31, 2000      704,108       $1.80 - $8.94       $8.13          102 months
                                     -------------------------------------------------------------
Exercisable at December 31, 2000      569,753       $1.80 - $8.94       $8.07
                                     -------------------------------------------------------------
    Granted                             1,500               $9.55       $9.55
    Exercised                          62,402       $1.80 - $6.25       $2.02
                                     -------------------------------------------------------------
Outstanding at December 31, 2001      643,206       $2.07 - $9.55       $8.72           96 months
                                     -------------------------------------------------------------
Exercisable at December 31, 2001      622,647       $2.07 - $9.55       $8.77
                                     -------------------------------------------------------------

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

                                                       Year Ended December 31,
                                                       2001     2000     1999
                                                     ------------------------
Net income:
  As reported                                        $3,688   $5,201   $5,348
  Pro forma                                           3,684    5,129    4,667

Net income per common and common equivalent share:
    Earnings per common share
      As reported                                    $ 0.57   $ 0.75   $ 0.72
      Pro forma                                        0.57     0.74     0.63
      Weighted average fair value of
        options granted during the period            $ 2.69   $ 2.04   $ 1.77

The Black Scholes model was used to determine the grant date fair value of options. Significant assumptions used to calculated the above fair value of the awards are as follows:

                                                 December 31,
                                       2001         2000         1999
                                      --------------------------------
Risk free interest rate of return      4.90%        5.15%        6.50%
Expected option life (months)           120          120          120
Expected volatility                   26.07%       21.83%       27.11%
Expected dividends                     3.20%        3.00%        3.40%

Restricted Stock Plan - During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Restricted Stock Plan ("RSP"). There are 314,254 shares authorized under the RSP. As of December 31, 2001 and 2000, the Company had outstanding awards aggregating 249,460 shares to the Company's Board of Directors, executive officers and other key employees subject to vesting and other provisions of the RSP. At December 31, 2001 and 2000, the deferred cost of the unearned RSP shares totaled $1,565, and $2,024, respectively, and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over a five year vesting period for executive officers and other key employees and over a four-year vesting period for non-employee directors. For the years ended December 31, 2001, 2000 and 1999, the Company recognized compensation and employee benefit expense of $460, $518 and $219, respectively, related to the RSP.

Supplemental Retirement Benefits - In November 1995, the Company entered into a Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $69, $207 and $197 for the years ended December 31, 2001, 2000 and 1999, respectively.

16.  SHAREHOLDER RIGHTS PLAN
     -----------------------

On September 13, 1999, the Company's Board of Directors adopted a Shareholder Rights Plan. Under the Plan, each shareholder of record at the close of business on September 30, 1999 received a dividend distribution of one Right for each outstanding share of common stock. The Rights expire on September 13, 2009 and thereafter have no further value. They are redeemable by the Board of Directors at a price of $.01 per Right at any time within the ten-year period until a person or group has acquired 15% or more of the then outstanding common stock. The rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% of the common stock.

Each right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $30. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the company's common shares having a market of twice such price. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other that Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS
    -----------------------------------

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

                                                                 December 31,
                                                          2001                   2000
                                                  -----------------------------------------
                                                  Carrying      Fair     Carrying     Fair
                                                   Amount       Value     Amount      Value
                                                  -----------------------------------------
Assets:
  Cash and cash equivalents                       $ 22,723   $ 22,723   $ 20,320   $ 20,320
  Investments held to maturity                      63,824     62,558
  Investments available for sale                    16,078     16,078    128,198    128,198
  Mortgage-backed securities available for sale    299,216    299,216    258,870
                                                                                    258,870
  Trading securities                                14,261     14,261     28,034     28,034
  Loans receivable                                 259,220    263,526    215,832    215,857
  Loans held for sale                                                      3,528      3,528
  Federal Home Loan Bank stock                       8,844      8,844      8,594      8,594
Liabilities:
  NOW, MMDA and Passbook accounts                  196,658    196,658    170,972    170,972
  Certificate accounts                             234,925    240,825    235,712    236,486
  FHLB Advances                                    176,884    185,579    171,884    171,771
  Other borrowings                                   1,000      1,000      1,750      1,750

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

NOW, MMDA, Passbook, Certificate Accounts - The fair value of NOW, MMDA and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts is estimated using rates currently offered for deposits and advances of similar maturities.

FHLB Advances - The fair value of FHLB Advances is estimated using market value indications received from the Federal Home Loan Bank of Pittsburgh.

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

The fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2001 and 2000. Although Management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

18.  PARENT COMPANY FINANCIAL INFORMATION
     ------------------------------------

Condensed financial statements of Thistle Group Holdings, Co. are as follows:

Condensed Statements of Financial Condition

                                                         December 31,
                                                     2001           2000
                                                  ----------------------
Assets
Cash and cash equivalents                         $ 1,324        $ 1,002
Investments available-for-sale                      3,623          4,102
Investment in subsidiaries                         82,344         75,043
Loans receivable                                    6,383          7,262
Prepaid expenses and other assets                     237            233
                                                  ----------------------
           Total assets                           $93,911        $87,642
                                                  ----------------------
Liabilities and Stockholders' Equity
Other borrowings                                  $ 7,000        $ 3,750
Dividends payable                                     528            498
Other liabilities                                     928            336
                                                  ----------------------
           Total liabilities                        8,456          4,584
Stockholders' equity                               85,455         83,058
Total liabilities and stockholders' equity        $93,911        $87,642
                                                  ----------------------


Condensed Statements of Income

                                                    Year Ended December 31,
                                                     2001     2000     1999
                                                   ------------------------
Income:
  Interest on loans                                $  512   $  615   $  521
  Interest and dividends on investments               118      202      558
  Gain on sale of investments                         195               262
  Other miscellaneous income                          178        8
                                                   ------------------------
           Total income                             1,003      825    1,341
                                                   ------------------------
Interest on other borrowings                          332      275       78
                                                   ------------------------
Operating expenses                                    351      354      150
                                                   ------------------------
Income before income taxes and
  equity in undistributed income of subsidiaries      320      196    1,113
Income tax expense                                     87       80      347
                                                   ------------------------
Income before equity in undistributed
  income of subsidiaries                              233      116      766
Equity in undistributed income
  of subsidiaries                                   3,455    5,085    4,582
                                                   ------------------------
Net income                                         $3,688   $5,201   $5,348
                                                   ------------------------

Condensed Statements of Cash Flows

                                                                      Year Ended December 31,
                                                                     2001        2000        1999
                                                                 --------------------------------
Operating activities:
  Net income                                                     $  3,688    $  5,201    $  5,348
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Equity in undistributed earnings of subsidiary               (3,455)     (5,085)     (4,582)
    Gain on sale of investments                                      (195)                   (262)
   (Increase) decrease in other assets                                (60)       (266)        809
    Increase in other liabilities                                     427         139         216
                                                                 --------------------------------
           Net cash provided by (used in) operating activities        405         (11)      1,529
                                                                 --------------------------------
Investing activities:
  Purchase of investments                                                         (50)     (6,600)
  Decrease (increase) in loans receivable                             879         937      (2,124)
  Proceeds from the sale of investments                               795                   5,895
  Dividends received from subsidiaries                              2,431       3,000       4,800
                                                                 --------------------------------
           Net cash provided by investing activities                4,105       3,887       1,971
                                                                 --------------------------------
Financing activities:
  Net increase in other borrowings                                  3,250         750       3,000
  Capital contribution to subsidiary                                           (2,000)
  Purchase of treasury stock                                       (5,390)     (4,857)    (13,326)
  Dividends paid                                                   (2,048)     (1,906)     (1,725)
  Net proceeds from exercise of stock options                                                 300
                                                                 --------------------------------
           Net cash used in financing activities                   (4,188)     (8,013)    (11,751)
                                                                 --------------------------------
Increase (decrease) in cash                                           322      (4,137)     (8,251)
Cash, beginning of year                                             1,002       5,139      13,390
                                                                 --------------------------------
Cash, end of year                                                $  1,324    $  1,002    $  5,139
                                                                 --------------------------------
Supplemental Disclosure -
    Noncash transfer of investments to subsidiary                                        $ 16,162

19.  CONTINGENCIES
     -------------

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of Management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements.

20.  QUARTERLY FINANCIAL DATA (Unaudited)
     -----------------------------------

Unaudited quarterly financial data for the years ended December 31, 2001 and 2000 is as follows:

                                                    2001                                        2000
                                 ---------------------------------------------------------------------------------------
                                   First     Second      Third     Fourth       First     Second      Third     Fourth
                                  Quarter    Quarter    Quarter    Quarter     Quarter    Quarter    Quarter    Quarter

Interest income                  $ 11,650   $ 11,295   $ 11,186   $ 10,897    $  9,547   $ 10,074   $ 10,926   $ 11,539
Interest expense                    7,155      7,052      6,716      6,308       5,730      6,145      6,782      7,024
                                 ---------------------------------------------------------------------------------------
Net interest income                 4,495      4,243      4,470      4,589       3,817      3,929      4,144      4,515
Provision for loan losses             120        120        187        420(1)      120        120        120        120
                                 ---------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses         4,375      4,123      4,283      4,169       3,697      3,809      4,024      4,395
                                 ---------------------------------------------------------------------------------------
Non-interest income (loss)            432        876      1,210       (218)(1)     338        615        677        502
Non-interest expense                3,652      3,598      3,853      3,807       2,358      2,406      3,031      3,626
                                 ---------------------------------------------------------------------------------------
Income before taxes                 1,155      1,401      1,640        144       1,677      2,018      1,670      1,271
Provision for income taxes            179        256        372       (155)        372        438        329        296
                                 ---------------------------------------------------------------------------------------
Net income                       $    976   $  1,145   $  1,268   $    299    $  1,305   $  1,580   $  1,341   $    975
                                 ---------------------------------------------------------------------------------------
Per share:
  Earnings per share - basic     $   0.15   $   0.17   $   0.20    $   0.05   $   0.18   $   0.23   $   0.20   $   0.15
  Earnings per share - diluted       0.15       0.17       0.20        0.05       0.18       0.23       0.20       0.15

Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

(1) During the fourth quarter, the Company sold and realized a pre-tax net loss on certain available for sale securities of $200,000 and recorded write downs on the carrying values of certain other available for sale securities and other assets totaling $469,000 on a pre-tax basis. Additionally, due to economic conditions and changes in the Company's loan mix, a fourth quarter review of the allocation of the allowance for loan losses by loan category was performed resulting in a pre-tax addition to the provision of $300,000.

Independent Auditors' Report

To the Board of Directors of Thistle Group Holdings, Co. and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thistle Group Holdings, Co. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 1, 2002



40