Form 10-K, Exhibit 13
period 2002-12-31
THISTLE GROUP HOLDINGS CO
filed 2003-03-19
CIK 1058539

Management's Discussion and Analysis
of Financial Condition and Results of Operations

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes.

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, changes in regulatory policies, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic and market conditions. Thistle Group Holdings, Co. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview
Thistle Group Holdings, Co. (the "Company") is a unitary thrift savings and loan holding company incorporated in the Commonwealth of Pennsylvania and headquartered in Philadelphia, Pennsylvania. The primary business of the Company is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, Thistle Group Holdings Capital Trust I, a company used to issue trust preferred securities, and TGH Securities, a broker/dealer subsidiary. The Bank provides a full range of banking services through its branch offices located in the counties of Philadelphia, Chester, Montgomery and Delaware in the Commonwealth of Pennsylvania and Wilmington, Delaware and through its transactional web site RMBgo.com. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which held investments in small business investment companies and engages in real estate development and management, and RoxDel Corp., which holds investments.

Unless the context indicates otherwise, all references to the Company refer collectively to the Company and the Bank.

Critical Accounting Policies
The following is a summary of those accounting policies that the Company considers to be critical as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Allowance for Loan Losses - The allowance for loan losses represents management's estimate of probable losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent losses, information about specific borrower situations and estimated collateral values, and economic conditions.

The Company's allowance review procedures consist of the following:

- Identifying large balance loans for individual review under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for
     Impairment of a Loan". In general, these consist of large balance commercial loans and commercial mortgages (Statement 114 loans).

- Calculating the estimated fair value, using observable market prices, discounted cash flows or the value of the underlying collateral for Statement 114 loans which are determined to be impaired as defined by Statement 114.

- Classifying all non-impaired large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.

-    Identifying   all  smaller   balance   homogeneous   loans  for  evaluation
     collectively under the provisions of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies". In general, these loans include residential mortgages, consumer loans, installment loans, smaller balance commercial loans and mortgages and lease receivables.

- Reviewing the results to determine the appropriate balance of the allowance for loan losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and non-accrual loans and local and national economic conditions.

This process involves subjective judgements and assumptions and is subject to change based on factors that may be outside the control of the Company.

Goodwill - With the adoption of Statement of Financial Accounting Standards Nos. 142 and 147, effective January 1, 2002 the Company ceased amortization of goodwill. The recorded goodwill is subject to impairment testing to determine whether write-downs of the recorded balances are necessary. Such testing is based upon a number of factors, which are based upon assumptions and management judgements. These factors include among other things, future growth rates, discount rates, and earnings capitalization rates.

Market Rate Risk
Market risk is the risk of loss of income from adverse changes in prices and interest rates that are set by the market. The Company is at risk when interest rates affect the income the Company receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect the Company's earnings if the rates of interest it earns on its loans and investments do not change at the same speed or to the same extent as the interest rates that it pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

The Company accomplishes this by first evaluating the interest rate risk that is inherent in the composition of its assets and liabilities. Then it considers its business strategy, current operating environment, capital and liquidity requirements, as well as its current performance objectives, and determines an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company attempts to manage its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities and borrowings outstanding at December 31, 2002, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined by the contractual terms or assumed decay rates of the asset or liability. There has been no adjustment for the impact of future loan commitments.

Thistle Group Holdings, Co. and Subsidiaries

                                                                                 More than     More than
                                                       Within       Six to      One Year to   Three Years       Over
                                                     Six Months  Twelve Months  Three Years  to Five Years   Five Years     Total
                                                     -------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable                                     $  73,190     $  45,998     $  90,953     $  58,610     $  31,212    $ 299,963
Mortgage-backed securities                              44,799        42,116       139,353        94,848        48,455      369,571
Investment securities                                      791                                       541        77,404       78,736
Interest-bearing deposits                               24,660                                                               24,660
                                                     -------------------------------------------------------------------------------
   Total interest-earning assets                     $ 143,440     $  88,114     $ 230,306     $ 153,999     $ 157,071    $ 772,930
                                                     ===============================================================================

Interest-bearing liabilities:
Deposits                                             $ 115,632     $ 111,512     $ 133,360     $  79,376     $  53,000    $ 492,880
FHLB Advances and other borrowings                     150,261        45,000        25,000         5,000         1,884      227,145
                                                     -------------------------------------------------------------------------------
   Total interest-bearing liabilities                $ 265,893     $ 156,512     $ 158,360     $  84,376     $  54,884    $ 720,025
                                                     ===============================================================================

Excess (deficiency) of interest-earning assets
over interest-bearing liabilities                    $(122,453)    $ (68,398)    $  71,946     $  69,623     $ 102,187    $  52,905
                                                     ===============================================================================

Cumulative excess (deficiency) of interest-earning
assets over interest-bearing liabilities             $(122,453)    $(190,851)    $(118,905)     $(49,282)    $  52,905
                                                     -------------------------------------------------------------------------------

Cumulative excess (deficiency) of interest-earning
assets over interest-bearing liabilities as a
percentage of total assets                              (14.28%)      (22.26%)      (13.87%)      (5.75%)         6.17%
                                                     ===============================================================================

The Company's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the repricing characteristics of deposits. The following assumptions were made in calculating the values in the GAP table. Loans are presented in the period in which they amortize, reprice, or mature and contain annual prepayment assumptions ranging from 15% to 40%. Mortgage-backed securities are presented in the period in which they amortize, reprice, or mature and contain consensus median prepayment speeds available on Bloomberg. Checking, money market and passbook accounts are assumed to decay at a rate of 28% per year. It should be noted that checking, money market and passbook accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments. Borrowed funds are included in the period in which they mature or can be called.

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

The following table lists the percentage change in the Bank's net portfolio value assuming an immediate change in interest rates of plus 100, 200 and 300 basis points or minus 100 basis points from the level at December 31, 2002. Due to an abnormally low prevailing interest rate environment, the OTS did not provide calculations for the minus 200 and minus 300 basis point changes in rates. Dollar amounts are expressed in thousands.

                              Net Portfolio Value                        Net Portfolio Value as a % of Assets
                  -------------------------------------------------------------------------------------------
Changes in Rates                                                             Net Portfolio     Basis Point
in Basis Points   Dollar Amount    Dollar Change   Percentage Change         Value Ratio         Change
                  -------------------------------------------------------------------------------------------
 300                 $25,759         $(31,890)           (55%)                  3.37%             (366)
 200                  40,270          (17,380)           (30%)                  5.13%             (190)
 100                  52,219          (5,430)            (9%)                   6.49%             (54)
   0                  57,650                                                    7.03%
(100)                 52,737          (4,912)            (9%)                   6.38%             (65)

The calculations in the NPV table above indicate that the Bank's NPV would be adversely affected by increases and decreases in interest rates. In addition, the Bank may be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

When various asset categories are adjusted to include assets of the Company, the NPV dollar amount in a flat rate scenario (zero basis points) increases to $69.4 million compared to $57.6 million on a Bank only basis. In the event of an instantaneous and permanent increase of 200 basis points, the Company's NPV dollar amount would decrease to $50.6 million, or an NPV ratio of 6.36%, compared to an NPV dollar amount of $40.3 million, or NPV ratio of 5.13%, on a Bank only basis.

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

Changes in Financial Condition

General - Total assets of the Company increased by $137.0 million, or 19.0%, from $72 0.4 million at December 31, 2001 to $857.4 million at December 31, 2002. The increase is primarily attributable to growth in loans and purchases of mortgage-backed securities funded by an increase in deposits and FHLB advances.

Cash and Investment Securities - Cash and investment securities (including investments held to maturity and available for sale and trading securities) increased by $17.7 million, or 15.2%, to $134.6 million at December 31, 2002 compared to $116.9 million at December 31, 2001. The increase is primarily attributable to an increase of $29.4 million in trading securities and purchases of investments of $6.3 million, offset by calls and sales of investments of $22.0 million.

Mortgage-Backed Securities Available for Sale - Mortgage-backed securities available for sale increased $70.4 million, or 23.5%, to $369.6 million at December 31, 2002 compared to $299.2 million at December 31, 2001. The increase was the result of purchases of $323.0 million, partially offset by repayments and sales of $159.6 million and $93.7 million, respectively.

Loans Receivable, Net - Loans receivable increased $40.7 million, or 15.7%, to $300.0 million at December 31, 2002 compared to $259.2 million at December 31, 2001. The increase is generally attributable to increases in commercial real estate loans of $30.2 million, home equity loans and lines of credit of $7.6 million and construction loans of $4.8 million.

Deposits - Deposits increased by $61.3 million, or 14.2%, to $492.9 million at December 31, 2002 from $431.6 million at December 31, 2001. This increase was primarily attributable to increases in checking accounts of $44.2 million, money market accounts of $4.2 million and passbook accounts of $15.4 million.

FHLB Advances - FHLB Advances increased $44.0 million or 24.9%, to $220.9 million at December 31, 2002 compared to $176.9 million at December 31, 2001. The increase was due mainly to $39.0 million borrowed under an overnight line of credit to fund purchases of mortgage-backed securities.

Payable to Brokers and Dealers - Payable to brokers and dealers increased by $27.8 million, or 197%, to $41.9 million at December 31, 2002 from $14.1 million at December 31, 2001. The amount represents monies due for trading securities purchased but not yet settled by TGH Securities. This payable may fluctuate from period to period, depending upon the amount of securities purchased and not yet sold by TGH Securities at each quarter-end or year-end period.

Company-Obligated Manditorily Redeemable Preferred Securities Of A Subsidiary Trust Holding Solely Junior Subordinated Debentures Of The Company - In 2002, the Company through a wholly-owned subsidiary trust, sold $10.0 million of pooled floating rate capital securities with a stated value and liquidation preference of $1,000 per share (see Note 17 to the Consolidated Financial Statements).

Equity - At December 31, 2002, total stockholders' equity was $76.4 million, or 8.9% of total assets, compared to $85.4 million, or 11.9% of total assets, at December 31, 2001. The $9.0 million decrease was due to $17.7 million in stock repurchase costs and dividends paid of $1.9 million, offset by an increase in the accumulated other income of $4.6 million and net income of $4.9 million. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on the available for sale securities due to fluctuations in interest rates and the higher balances of such assets. Because of interest rate volatility, the Company's accumulated other comprehensive income could materially fluctuate for each interim and year-end period.

Results of Operations
Analysis of Net Interest Income - Historically, the Company's earnings have depended primarily on its net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by:

     o    the interest  rate spread - the  difference  between rates of interest
          earned   on   interest-earning   assets   and   rates   paid   on  its
          interest-bearing liabilities; and

     o    the   aggregate   amounts   of   its   interest-earning   assets   and
          interest-bearing liabilities.

Average Balance Sheet - The following table sets forth, at and for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.

                                    At                                     Year Ended December 31,
                                 12/31/02              2002                          2001                          2000
                                  ------------------------------------------------------------------------------------------------
                                                               Average                       Average                       Average
                                  Yield/   Average             Yield/    Average             Yield/    Average             Yield/
                                   Cost    Balance   Interest   Cost     Balance   Interest   Cost     Balance   Interest   Cost
                                  ------------------------------------------------------------------------------------------------
                                                                             (Dollars in Thousands)
Interest-earning assets:
Loans receivable (1)               7.19%  $284,879   $ 22,315   7.83%   $238,164   $ 19,175   8.05%   $184,915   $ 15,395   8.33%
Mortgage-backed
securities                         4.63%   320,036     15,591   4.87%    278,091     17,636   6.34%    223,287     15,623   7.00%
Cash and investment
securities                         2.32%    56,553      1,850   3.27%     89,484      5,167   5.77%    118,861      8,232   6.93%
Tax exempt securities              7.90%    66,006      5,017   7.60%     59,367      4,621   7.78%     54,702      4,297   7.86%
                                          -------------------           -------------------           -------------------
Total interest-earning assets      5.73%  $727,474   $ 44,773   6.15%   $665,106   $ 46,599   7.01%   $581,765   $ 43,547   7.49%
                                          -------------------           -------------------           -------------------
Non-interest-earning
assets                                      32,998                        46,364                        37,021
                                          --------                      --------                      --------
   Total assets                           $760,472                      $711,470                      $618,786
                                          ========                      ========                      ========

Interest-bearing liabilities:

Deposits                           2.44%  $462,324   $ 13,393   2.90%   $413,705   $ 17,450   4.22%   $343,318   $ 15,866   4.62%
FHLB advances and
other borrowings                   4.51%   196,697      9,969   5.07%    183,883      9,781   5.32%    176,867      9,815   5.55%
                                          -------------------           -------------------           -------------------
   Total interest-bearing
   liabilities                     3.09%  $659,021   $ 23,362   3.54%   $597,588   $ 27,231   4.56%   $520,185   $ 25,681   4.94%
                                          -------------------           -------------------           -------------------
Non-interest-bearing
liabilities                                 20,614                        26,764                        22,102
                                          --------                      --------                      --------
Total liabilities                          679,635                       624,352                       542,287
                                          --------                      --------                      --------
Stockholder's equity                        80,837                        87,118                        76,499
                                          --------                      --------                      --------
   Total liabilities and
   Stockholders' equity                   $760,472                      $711,470                      $618,786
                                          ========                      ========                      ========

Net interest income                                    21,411                        19,368                        17,866
Less tax equivalent adjustments                        (1,706)                       (1,571)                       (1,461)
                                                     --------                      --------                      --------
Net interest income                                  $ 19,705                      $ 17,797                      $ 16,405
                                                     ========                      ========                      ========
Interest rate spread               2.64%                        2.61%                         2.45%                         2.55%
                                                              ======                        ======                        ======

Net yield on
interest-earning assets                                         2.94%                         2.91%                         3.07%
                                                              ======                        ======                        ======
Ratio of average
interest-earning assets
to average
interest-bearing liabilities                                  110.39%                       111.30%                       111.84%
                                                              ======                        ======                        ======

(1) Non-accrual loans and loan fees have been included and are considered immaterial to the analysis herein.

Rate/Volume Analysis - The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated and is presented on a tax-equivalent basis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); and (iii) total change in rate and volume.

Thistle Group Holdings, Co. and Subsidiaries

                                                                        Year ended December 31,
                                                         2002 vs. 2001                               2001 vs. 2000
                                         -------------------------------------------------------------------------------------
                                                      Increase (Decrease)                         Increase (Decrease)
                                                            Due to                                     Due to
                                         -------------------------------------------------------------------------------------
                                                                Rate/                                         Rate/
                                           Volume       Rate    Volume        Net      Volume       Rate     Volume       Net
                                         -------------------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
Interest Income:
  Loans receivable                        $ 3,761    $  (519)   $  (102)   $ 3,140    $ 4,433    $  (507)   $  (146)   $ 3,780
  Mortgage-backed securities                2,660     (4,088)      (617)    (2,045)     3,835     (1,463)      (359)     2,013
  Cash and investment securities           (1,902)    (2,240)       824     (3,318)    (2,035)    (1,369)       338     (3,065)
  Tax exempt securities                       517       (109)       (12)       396        366        (39)        (3)       324
                                         -------------------------------------------------------------------------------------
      Total interest-earning assets       $  5,036    $(6,956)   $    93    $(1,827)   $ 6,599    $(3,377)   $  (170)   $ 3,052
                                         ======================================================================================

Interest expense:
 Deposits                                 $ 2,051    $(5,466)   $  (642)   $(4,058)   $ 3,253    $(1,384)   $  (284)   $ 1,585
 FHLB advances and other borrowings           682       (460)       (32)       189        389       (408)       (16)       (35)
                                         -------------------------------------------------------------------------------------
     Total interest-bearing liabilities   $ 2,733    $(5,926)   $  (674)   $(3,869)   $ 3,642    $(1,792)   $  (300)   $ 1,550
                                         -------------------------------------------------------------------------------------
Net change in interest income             $ 2,303    $(1,030)   $   768    $ 2,042    $ 2,957    $(1,585)   $   130    $ 1,502
                                         ======================================================================================


Net Income - The Company reported net income of $4.9 million, $3.7 million and $5.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Earnings per diluted share were $0.89, $0.57 and $0.75 for fiscal years 2002, 2001 and 2000 respectively. The $1.2 million increase in net income for the year ended December 31, 2002 compared to December 31, 2001 was due to a $2.0 million increase in net interest income and a $1.0 million increase in other income, offset, in part, by an increase of $1.4 million in other expense.

The $1.5 million decrease in net income for the year ended December 31, 2001 compared to December 2000 was due to a $3.5 million increase in operating expenses and to fourth quarter charges aggregating $1.0 million before tax, resulting from the sale and writedowns on the carrying values of certain assets and a provision for loan losses, offset by an increase in net interest income of $1.0 million.

Net Interest Income - Net interest income, after the provision for loan losses, increased $2.0 million, or 12.1%, to $19.0 million for the year ended December 31, 2002 from $16.9 million in 2001. The increase was, primarily, the result of a $3.9 million decrease in interest expense and a $145,000 decrease in the provision for loan losses, offset by a decrease of $2.0 million in interest income.

Net interest income, after the provision for loan losses, increased $1.0 million, or 6.4%, to $16.9 million for the year ended December 31, 2001 from $15.9 million in 2000. The increase was the result of a $2.9 million increase in interest income offset by increases of $1.5 million and $367,000 in interest expense and the provision for loan losses, respectively.

Detailed changes for the years ended December 31, 2002 and 2001 are contained in the Average Balance Sheet and Rate Volume Analysis on pages 15 and 16.

Interest Income - Total interest income amounted to $43.1 million for the year ended December 31, 2002 compared to $45.0 million in 2001. The decrease in 2002 of $2.0 million, or 4.4%, over 2001 was primarily due to a decrease in the average tax-equivalent yield of 86 basis points (with 100 basis points being equal to 1%) partially offset by an increase of $62.4 million in the average balance of interest-earning assets. In addition, $1 million of additional loan interest is included in the year ended December 31, 2002 due to the payoff of a $5.7 million commercial loan. Excluding the additional income earned on the commercial loan, the average yield would have decreased 99 basis points.

Total interest income amounted to $45.0 million for the year ended December 31, 2001 compared to $42.1 million in 2000. The increase in 2001 of $2.9 million, or 7.0%, over 2000 was primarily due to an increase of $83.3 million in the average balance of interest-earning assets partially offset by a decrease in the average tax-equivalent yield of 48 basis points. The increase in average balances was due to loan growth during the year while the decrease in yield reflects effects of the interest rate environment and the multiple Federal Reserve easings during 2001.

Interest Expense - Total interest expense for the year ended December 31, 2002 decreased $3.9 million over the year ended December 31, 2001. The decrease in interest expense is due to a decrease in the average cost of funds of 102 basis points partially offset by an increase in the average balance of interest-bearing liabilities of $61.4 million.

Total interest expense increased by $1.5 million or 6.0% for the year ended December 31, 2001 compared to 2000. The increase was primarily attributable to an increase of $1.6 million in interest on deposits. The increase in the average balance of deposits of $70.4 million was partially offset by a decrease of 40 basis points in the average rate paid.

Provision for Loan Losses - The Company recorded a provision for loan losses of $702,000 in 2002, $847,000 in 2001 and $480,000 in 2000. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio.

The provision for loan losses increased in 2001 due mainly to the addition of $300,000 to the provision in the fourth quarter as a result of a review of the allocation of the allowance for loan losses by loan category.

Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2002, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

Other Income - Other income for the year ended December 31, 2002 increased $988,000 over the year ended December 31, 2001. This increase was the result of the following increases and decreases:

     - Service charges and other fees increased $519,000 due primarily to the recognition of a $460,000 fee on the payoff of the $5.7 million commercial loan discussed above.

     - Gains on the sale of loans totaled $257,000 in the current year period. The Company sells longer-term residential fixed rate loans in the secondary market.

     - Gains on the sale of mortgage-backed securities totaled $823,000 in the current period versus $249,000 in the prior year period.

     - Losses on the sale of investment securities totaled $537,000 in the current period versus $215,000 in the prior year period.

     - A writedown of $585,000 was recorded in the current period on real estate owned.

     -    Trading revenues decreased $145,000.

     - The prior year period contained a $772,000 loss on a subsidiary's investment in small business investment companies ("SBIC's"). As of December 31, 2002, the Company's subsidiary has exited all SBIC investments.

Other income for the year ended December 31, 2001 was $2.3 million as compared to $2.1 million for 2000. Despite realizing losses and recording writedowns aggregating $669,000 in the fourth quarter of 2001, other income increased $168,000 due to increased revenues generated by TGH Securities. Trading revenues were $1.7 million for the year ended December 31, 2001 versus $705,000 for the prior year period. TGH Securities commenced operations in May 2000.

Other Expenses - Other expense for the year ended December 31, 2002 increased $1.4 million over the year ended December 31, 2001. This increase was the result of the following increases and decreases:

     - Salaries and employee benefits increased $488,000. The majority of the increase was the result of a writedown in 2002 of the cash surrender value of certain life insurance policies. The remaining increase was due to the addition of personnel in lending, the opening of two new banking offices and normal salary increases.

     - Occupancy and equipment costs increased $409,000 due to depreciation expense in connection with the completion of the installation of a new enterprise-wide telephone system in the first quarter of 2002, additional equipment purchases and related expenses for two new banking offices.

     -    Professional  fees  increased   $318,000  primarily  related  to  fees
          incurred in connection with the Company's contested Annual Meeting held in April 2002.

     - Interest expense on redeemable preferred securities was $437,000 for the year ended December 31, 2002 due to the issuance of $10 million of preferred trust securities in April 2002.

     - Other expenses increased $500,000 due to additional printing and mailing expenses resulting from the Company's contested Annual Meeting, costs related to the repurchase of shares and standstill agreement executed, and increases in payroll taxes, FHLB service charges, and Office of Thrift Supervision assessment fees.

     - The prior year period included $720,000 of goodwill amortization. As noted in the notes to the financial statements, the Company ceased amortization of goodwill when the Company adopted SFAS No. 147.

For the year ended December 31, 2001, other expenses increased $3.5 million, or 30.6%, to $14.9 million as compared to $11.4 million in 2000. The increase was due to the building of the Bank's infrastructure in the areas of credit administration, training, electronic banking and business development, the operations of TGH Securities and branch acquisitions. Accordingly, salaries and employee benefits, occupancy and equipment costs, other expenses and the amortization of the excess of cost over fair value of net assets acquired increased $1.7 million, $714,000, $610,000, and $465,000, respectively, over the prior year period. The majority of such expense was not reflected for a full year in the prior year period. In addition, salary and employee benefits and other expenses for TGH Securities are directly related to the trading revenues it generates.

Income Taxes - Income tax expense for the years ended December 31, 2002, 2001 and 2000, was $1.0 million, or 17.4% of pre-tax income, $652,000, or 15.0% of pre-tax income, and $1.4 million, or 21.6% of pre-tax income, respectively. The decrease in the effective tax rate in 2001 was due to the fourth quarter charges discussed above.

Liquidity and Capital Resources - The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the consolidation of the financial institution industry.

The primary investment activity of the Company is the origination and purchase of mortgage loans, commercial business loans, mortgage-backed securities and other investments. During the years ended December 31, 2002, 2001, and 2000, the Company originated loans in the amounts of $176.7 million, $114.3 million, and $82.6 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand. Purchases of loans and mortgage-backed securities totaled $324.0 million, $195.4 million, and $102.0 million, respectively, in those same periods. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.

The Company has the ability to obtain advances from the FHLB of Pittsburgh through several credit programs with the FHLB in amounts not to exceed the Bank's maximum borrowing capacity and subject to certain conditions, including holding a predetermined amount of FHLB stock as collateral. As an additional source of funds, the Company has access to the federal reserve discount window. The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2002, cash and cash equivalents totaled $24.7 million.

The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 2002, the Company had $38.7 million in commitments to fund loans. Certificates of deposit, which were scheduled to mature in one year or less, as of December 31, 2002, totaled $154.4 million. Management believes that a significant portion of such deposits will remain with the Company.

The Bank had core, tangible and total risk-based capital ratios of 6.9%, 6.9% and 15.0%, respectively, at December 31, 2002, which significantly exceeded the OTS's respective minimum requirements of 4.00%, 1.50%, and 8.00%. The Bank was classified as a "well- capitalized" institution on December 31, 2002. See Note 12 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices - Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Selected Consolidated Financial Data and Other Data
(Dollars in Thousands, Except Per Share Data)

                                                        2002          2001         2000         1999         1998
                                                   ----------------------------------------------------------------
Income Statement Data:
  Interest income                                  $  43,067     $  45,028    $  42,086    $  34,158    $  23,682
  Interest expense                                    23,362        27,231       25,681       19,672       12,933
  Net interest income                                 19,705        17,797       16,405       14,486       10,749
  Provision for loan losses                              702           847          480          240          270
  Other income                                         3,288         2,300        2,132          951          415
  Other expense                                       16,355        14,910       11,421        8,221        7,075
  Income before income taxes                           5,936         4,340        6,636        6,976        3,819
  Net income                                           4,902         3,688        5,201        5,348        2,350
Balance Sheet Data:
  Total assets                                       857,422       720,408      700,180      554,759      492,039
  Loans (net)                                        299,963       259,220      219,360      161,158      136,466
  Mortgage-backed securities available for sale      369,571       299,216      258,870      204,706      229,883
  Investment securities held to maturity                --          63,824         --           --         54,129
  Investment securities available for sale            66,239        16,078      128,198      115,463       20,274
  Deposits                                           492,880       431,583      406,684      292,619      276,390
  FHLB Advances                                      220,884       176,884      171,884      176,884      106,884
  Stockholders' equity                                76,399        85,455       83,058       74,660      100,229
Per Share Data:
  Basic earnings per share (1)                          0.90          0.58         0.76         0.73         0.17
  Diluted earnings per share (1)                        0.89          0.57         0.75         0.72         0.16
  Cash dividends per share (1)                          0.33          0.29         0.25         0.21         0.05
  Tangible book value per share (2)                    13.07         11.77        10.63         9.60        11.14
Selected Ratios:(3)
  Performance Ratios
  Return on average assets                              0.64%         0.52%        0.84%        1.02%        0.65%
  Return on average equity                              6.06          4.23         6.79         6.45         3.63
  Stockholders' equity to assets                        8.91         11.86        11.86        13.46        20.37
  Net interest margin (4)                               2.94          2.91         3.07         3.12         3.19
  Interest rate spread (4)                              2.61          2.45         2.55         2.52         2.43
  Dividend payout ratio                                38.90         55.53        36.65        32.26        41.79
  Asset Quality Ratios
  Non-performing loans to total loans (5)               0.17          1.23         0.08         0.14         0.28
  Non-performing assets to total assets (5)             0.26          0.45         0.03         0.07         0.09
  Allowance for loan losses as percent of
    non-performing loans                              437.00         79.00       989.00       553.00       264.00
  Allowance for loan losses as a percent of
    total average loans at end of period                0.78          1.05         0.91         0.85         0.94
  Net charge-offs as a percent of average loans         0.35          0.01         0.02         0.03         0.01
  Banking Offices                                         13            12           11            6            6

(1)  There were no shares outstanding until July 1998.
(2) Tangible book value per share represents stockholders' equity divided by the number of shares issued and outstanding.
(3) With the exception of end of period ratios, all ratios are based on average daily balances during indicated periods.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.
(5) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.

Independent Auditors' Report

To the Board of Directors of Thistle Group Holdings, Co. and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thistle Group Holdings, Co. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for the excess of cost over fair value of net assets acquired (goodwill) to conform to Statement of Financial Accounting Standards No. 147.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 14, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in Thousands, Except Per Share Data)

                                                                                                     December 31,
ASSETS                                                                                             2002         2001
                                                                                              -----------------------

Cash on hand and in banks                                                                     $   4,819    $   3,909
Interest-bearing deposits                                                                        19,841       18,814
                                                                                              ----------------------
        Total cash and cash equivalents                                                          24,660       22,723
Investments held to maturity (approximate fair value $62,558)                                                 63,824
Investments available for sale at fair value
   (amortized cost - 2002, $65,098; 2001, $16,654)                                               66,239       16,078
Mortgage-backed securities available for sale
  at fair value (amortized cost - 2002, $361,869; 2001, $295,998)                               369,571      299,216
Trading securities                                                                               43,714       14,261
Loans receivable (net of allowance for loan losses - 2002, $2,209; 2001, $2,511)                299,963      259,220
Accrued interest receivable                                                                       4,260        4,056
Federal Home Loan Bank stock - at cost                                                           12,497        8,844
Real estate acquired through foreclosure - net                                                    1,717           81
Office properties and equipment - net                                                             6,346        6,340
Prepaid expenses and other assets                                                                 5,706        5,522
Cash surrender value of life insurance                                                           15,069       12,563
Goodwill                                                                                          7,680        7,680
                                                                                              ----------------------
TOTAL ASSETS                                                                                  $ 857,422    $ 720,408
                                                                                              ======================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits                                                                                    $ 492,880    $ 431,583
  FHLB advances                                                                                 220,884      176,884
  Payable to brokers and dealers                                                                 41,924       14,109
  Other borrowings                                                                                3,650        1,000
  Accrued interest payable                                                                          976          918
  Advances from borrowers for taxes and insurance                                                 2,611        2,571
  Accounts payable and accrued expenses                                                           7,625        7,360
  Dividends payable                                                                                 473          528
                                                                                              ----------------------
        Total liabilities                                                                       771,023      634,953
                                                                                              ----------------------
Company-obligated manditorily redeemable preferred securities of a subsidiary trust holding
  solely junior subordinated debentures of the Company                                           10,000
                                                                                              ----------------------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, no par value, 10,000,000 shares authorized, none issued in 2002 or 2001
  Common stock, $.10 par value, 40,000,000 shares authorized, 8,999,989 shares issued and 5,259,424 shares outstanding in 2002; 8,999,989 issued and 6,607,955 shares
    outstanding in 2001                                                                             900          900
  Additional paid-in capital                                                                     92,884       92,889
  Common stock acquired by stock benefit plans                                                   (5,537)      (6,383)
  Treasury stock at cost, 3,740,565 shares at December 31, 2002
    and 2,392,034 shares at December 31, 2001                                                   (39,068)     (21,626)
  Accumulated other comprehensive income                                                          5,836        1,286
  Retained earnings - partially restricted                                                       21,384       18,389
                                                                                              ----------------------
        Total stockholders' equity                                                               76,399       85,455
                                                                                              ----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $ 857,422    $ 720,408
                                                                                              ======================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Data)

                                                                              Year Ended December 31,
                                                                            2002        2001        2000
                                                                        --------------------------------
INTEREST INCOME:
   Interest on loans                                                    $ 22,315    $ 19,175    $ 15,395
   Interest on mortgage-backed securities                                 15,591      17,636      15,623
   Interest on investments:
     Taxable                                                               1,467       4,533       7,450
     Tax-exempt                                                            3,313       3,051       2,836
     Dividends                                                               381         633         782
                                                                        --------------------------------
           Total interest income                                          43,067      45,028      42,086
                                                                        --------------------------------
INTEREST EXPENSE:
  Interest on deposits                                                    13,393      17,450      15,866
  Interest on FHLB advances and other borrowings                           9,969       9,781       9,815
                                                                        --------------------------------
           Total interest expense                                         23,362      27,231      25,681
                                                                        --------------------------------
NET INTEREST INCOME                                                       19,705      17,797      16,405
PROVISION FOR LOAN LOSSES                                                    702         847         480
                                                                        --------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                       19,003      16,950      15,925
                                                                        --------------------------------
OTHER INCOME:
  Service charges and other fees                                           1,525       1,006         549
  Trading revenues from brokerage operations                               1,603       1,748         705
  Loss on small business investment company investments                                 (772)
  Loss on sale of real estate owned                                          (17)                    (33)
  Writedown on real estate owned                                            (585)
  Gain on sale of mortgage-backed securities available for sale              823         249         173
  Gain (loss) on sale of loans                                               257         (11)         23
  (Loss) gain on sale and writedown of investments available for sale       (537)       (215)        333
  Gain on sale of property and equipment                                                              33
  Rental income                                                              211         203         153
  Other income                                                                 8          92         196
                                                                        --------------------------------
           Total other income                                              3,288       2,300       2,132
                                                                        --------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                           8,151       7,663       5,986
  Occupancy and equipment                                                  2,744       2,335       1,621
  Professional fees                                                          738         420         408
  Advertising                                                                370         353         342
  Amortization of goodwill                                                               720         255
  Interest on redeemable preferred securities                                437
  Other                                                                    3,915       3,419       2,809
                                                                        --------------------------------
           Total other expenses                                           16,355      14,910      11,421
                                                                        --------------------------------
INCOME BEFORE INCOME TAXES                                                 5,936       4,340       6,636
                                                                        --------------------------------
INCOME TAXES:
  Current                                                                  2,236         969       1,508
  Deferred                                                                (1,202)       (317)        (73)
                                                                        --------------------------------
           Total income taxes                                              1,034         652       1,435
                                                                        --------------------------------
NET INCOME                                                              $  4,902    $  3,688    $  5,201
                                                                        ================================
BASIC EARNINGS PER SHARE                                                $   0.90    $   0.58    $   0.76
                                                                        ================================
DILUTED EARNINGS PER SHARE                                              $   0.89    $   0.57    $   0.75
                                                                        ================================

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in Thousands)

                                                                            Common                 Accumulated
                                                                             Stock                   Other
                                                                            Acquired                 Compre-    Retained     Total
                                                              Additional    by Stock                 hensive    Earnings-    Stock-
                                                     Common     Pain-in     Benefit     Treasury     Income     Partially   holders'
                                                     Stock      Capital      Plans       Stock       (Loss)     Restricted  Equity
                                                    --------------------------------------------------------------------------------

BALANCE, JANUARY 1, 2000                               $ 900   $ 93,400     $(8,199)  $ (11,787)   $ (13,108)    $ 13,454  $ 74,660
Comprehensive income:
  Net income                                                                                                        5,201     5,201
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
     mortgage-backed securities available for
     sale, net of reclassification adjustment (1)                                                      9,093                  9,093
                                                                                                                           --------
Comprehensive income                                       -          -           -           -            -            -    14,294
                                                                                                                           --------
ESOP stock committed to be released                                             420                                             420
Excess of cost of ESOP shares committed
   to be released above fair value                                  (70)                                                        (70)
Purchase of treasury stock                                                               (4,858)                             (4,858)
Restricted stock plan amortization                                              518                                             518
Dividends paid                                                                                                     (1,906)   (1,906)
                                                    -------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                             $ 900   $ 93,330     $(7,261)  $ (16,645)   $   (4,015)   $ 16,749  $ 83,058
                                                    ===============================================================================
Comprehensive income:
  Net income                                                                                                        3,688     3,688
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
    mortgage-backed securities available for
    sale, net of reclassification adjustment (1)                                                        4,729                 4,729
                                                                                                                           --------
Comprehensive income                                       -          -           -           -             -           -     8,417
                                                                                                                           --------
Amortization of unrealized loss on held to
  maturity securities transferred from
  available for sale                                                                                      572                   572
ESOP stock committed to be released                                             419                                             419
Excess of cost of ESOP shares committed
   to be released above fair value                                  (17)                                                        (17)
Purchase of treasury stock                                                               (5,390)                             (5,390)
Restricted stock plan amortization                                              459                                             459
Exercise of stock options                                          (424)                    409                                 (15)
Dividends paid                                                                                                     (2,048)   (2,048)
                                                    -------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                             $ 900   $ 92,889     $(6,383)  $ (21,626)   $   (1,286)   $ 18,390  $ 85,455
                                                    ===============================================================================
Comprehensive income:
  Net income                                                                                                        4,902     4,902
  Other comprehensive income, net of tax:
    Net unrealized gain on investment and
    mortgage-backed securities available for
    sale, net of reclassification adjustment (1)                                                        4,550                 4,550
                                                                                                                           --------
Comprehensive income                                       -          -           -           -             -           -     9,452
                                                                                                                           --------
ESOP stock committed to be released                                             419                                             419
Excess of fair value of ESOP shares committed
   to be released above cost                                         36                                                          36
Purchase of treasury stock                                                              (17,695)                            (17,695)
Restricted stock plan amortization                                              427                                             427
Exercise of stock options                                           (41)                    253                                 212
Dividends paid                                                                                                     (1,907)   (1,907)
                                                    -------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                             $ 900   $ 92,884     $(5,537)  $ (39,068)     $  5,836    $ 21,384  $ 76,399
                                                    ===============================================================================

                                                                                 2002     2001     2000
                                                                                 -----------------------
(1) Disclosure of reclassification amount, net of tax for the years ended:
        Net unrealized appreciation (depreciation) arising during the year       $4,361  $4,707   $8,759
        Net gains (losses) included in net income                                   189      22      334
                                                                                 -----------------------
        Net unrealized gain (loss) on securities                                 $4,550  $4,729   $9,093
                                                                                 =======================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

                                                                                              Year Ended December 31,
                                                                                          2002         2001         2000
                                                                                     ------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                         $   4,902    $   3,688    $   5,201
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Provision for loan losses                                                              702          847          480
    Depreciation                                                                         1,301        1,043          717
    Amortization of stock benefit plans                                                    904          850          821
    Loans held for sale originated
    Amortization of:
        Goodwill                                                                                        720          255
        Net premiums (discounts) on:
        Loans purchased                                                                    122           76           17
        Investments                                                                       (397)      (1,061)      (1,361)
        Mortgage-backed securities                                                       4,612        1,882          803
    Loss (gain) on sale and writedown of investments                                       537          215         (333)
    (Gain) loss on sale of loans                                                          (257)          11          (23)
    Gain on sale of mortgage-backed securities                                            (823)        (249)        (173)
    Gain on sale of property and equipment                                                                           (33)
    Loss on sale and writedown of real estate owned                                        602                        33
    Net (increase) decrease in trading securities                                      (29,453)      13,773      (28,034)
    Increase in other assets                                                            (4,733)      (3,622)     (10,104)
    Decrease (increase) in other liabilities                                            27,712      (11,413)      29,103
                                                                                     ------------------------------------
           Net cash provided by (used in) operating activities                           5,731        6,760       (2,631)
                                                                                     ------------------------------------

INVESTING ACTIVITIES:
  Principal collected on:
    Mortgage-backed securities                                                         159,591      116,124       24,441
    Loans                                                                              118,866       70,314       36,557
  Loans originated                                                                    (176,746)    (114,340)     (82,578)
  Loans acquired                                                                          (991)                  (12,365)
  Increase in loans resulting from branch acquisitions                                                              (340)
  Purchases of:
    Investments                                                                         (6,265)      (2,193)      (5,268)
    Mortgage-backed securities                                                        (322,976)    (195,452)     (89,683)
    Property and equipment                                                              (1,307)      (1,448)      (1,327)
    FHLB stock                                                                          (3,653)        (250)      (1,399)
  Decrease (increase) in property and equipment resulting from branch acquisitions                      985       (3,534)
  Maturities and calls of  investments                                                   4,895       39,632
  Proceeds from the sale of:
    Loans                                                                               15,267        3,199           23
    Real estate owned                                                                      102                        54
    Property and equipment                                                                                           110
    Mortgage-backed securities                                                          93,725       39,994       17,617
    Investments                                                                         17,101       17,330          833
    FHLB stock                                                                                                     1,500
                                                                                     ------------------------------------
           Net cash used in investing activities                                      (102,391)     (26,105)    (115,359)
                                                                                     ------------------------------------

(Dollars in Thousands)

                                                                                      Year Ended December 31,
                                                                                  2002         2001         2000
                                                                             -----------------------------------
FINANCING ACTIVITIES:
  Net increase in deposits                                                      61,297       24,899       19,088
  Increase in deposits resulting from branch acquisitions                                                 94,977
  Net increase in advances from borrowers for taxes and insurance                   40           37           62
  Net increase (decrease) in FHLB borrowings                                    44,000        5,000       (5,000)
  Net (decrease) increase in other borrowings                                    2,650         (750)      (1,250)
  Issuance of trust preferred securities                                        10,000
  Purchase of treasury stock                                                   (17,695)      (5,390)      (4,858)
  Net proceeds from exercise of stock options                                      212
  Cash dividends                                                                (1,907)      (2,048)      (1,906)
                                                                             -----------------------------------
       Net cash provided by financing activities                                98,597       21,748      101,113
                                                                             -----------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             1,937        2,403      (16,877)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    22,723       20,320       37,197
                                                                             -----------------------------------

CASH AND CASH EQUIVALENTS,  END OF YEAR                                      $  24,660    $  22,723    $  20,320
                                                                             ===================================

SUPPLEMENTAL DISCLOSURES:
  Interest paid on deposits and funds borrowed                               $  23,304    $  27,299    $  25,534
  Income taxes paid                                                              1,745          967        1,209
  Noncash transfers from loans to real estate owned                              3,164           47           85
  Noncash transfer of investments held to maturity to  available for sale       51,385
  Noncash transfer of investments available for sale to  held  to maturity                   75,446

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Dollars in Thousands, Except Per Share Data)

1. NATURE OF OPERATIONS
The primary business of Thistle Group Holdings, Co. (the "Company") is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, Thistle Group Holdings Capital Trust I, a company used to issue trust preferred securities, and TGH Securities, a broker/dealer subsidiary which commenced operations in 2000. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which held investments in small business investment companies and engages in real estate development and management, and RoxDel Corp., which holds investments. The primary business of the Bank is attracting customer deposits from the general public through its network of branches and its transactional website, www.RMBgo.com, and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans, commercial real estate loans and mortgage-backed securities, and to a lesser extent in secured consumer, home improvement and commercial non-mortgage loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Company's and the Bank's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense. The amounts recoverable from real estate acquired through foreclosure could differ materially from the amounts used in arriving at the net carrying value of the assets at time of foreclosure because of future market factors beyond the control of the Company.

Prepaid Expenses and Other Assets - Included in prepaid expenses and other assets are certain investments in small business investment companies (SBIC's), which are held by a service corporation of the Bank. During the fourth quarter of 2001, it was determined that an other-than-temporary impairment existed and, as such, these investments were written down to fair value through a charge to operations of $772. As of December 31, 2002, the service corporation has exited all SBIC investments.

Office Properties and Equipment - Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets, which range from three to 25 years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

Cash Surrender Value of Life Insurance - The Company is the beneficiary of insurance policies on the lives of officers and employees of the Bank. The Company has recognized the amount that could be realized under the insurance policies as an asset in the statement of financial condition.

Interest Rate Risk - At December 31, 2002, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

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

Accounting for Stock-Based Compensation - The Company accounts for stock options in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which allows an entity to choose between the intrinsic value method, as defined in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if the stock-based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and has not recognized compensation expense under this method.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company has provided the required disclosures in these footnotes.

Earnings Per Share - Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. The weighted average shares used in the basic and diluted earnings per share computations are as follows:
                                                 Year Ended December 31,
                                                2002        2001        2000
                                             ---------------------------------
Average common shares outstanding - basic    5,428,519   6,382,478   6,866,018
Increase in shares due to dilutive options      90,276      34,434      34,431
                                             ---------------------------------
Adjusted shares outstanding - diluted        5,518,795   6,416,912   6,900,449
                                             =================================

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

Accounting for Goodwill - In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. However, SFAS No. 142 did not change the accounting prescribed for certain acquisitions by banking and thrift institutions, resulting in continued amortization of the excess of cost over fair value of net assets acquired under SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions.

On October 1, 2002, the Company adopted SFAS No. 147, Acquisitions of Certain Financial Institutions, which allows financial institutions meeting certain criteria to reclassify their unidentifiable intangible asset balances to goodwill and retroactively cease amortization beginning as of January 1, 2002. The Company will be required to annually review the asset for impairment. As required by the standard, the Company has restated earnings for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002 (See note
22).

A summary of net income and basic and diluted earnings per share, pro forma net income and pro forma basic and diluted earnings per share (computed as if SFAS No. 142 had been effective in 2001 and 2000) follows:

                                                Year Ended December 31,
                                               2002       2001         2000
                                           --------------------------------
Net income as reported                     $  4,902   $  3,688     $  5,201
Amortization of goodwill, net of tax                       612          199
                                           --------------------------------
Pro forma net income                       $  4,902   $  4,300     $  5,400
                                           ================================
Basic earnings per share                   $   0.90   $   0.58     $  0.76
Amortization of goodwill                                  0.10        0.03
                                           --------------------------------
Pro forma basic earnings per share         $   0.90   $   0.68     $  0.79

Diluted earnings per share $                   0.89   $   0.57     $  0.75
Amortization of goodwill                                  0.10        0.03
                                           --------------------------------
Pro forma diluted earnings per share       $   0.89   $   0.67     $  0.78
                                           ================================
28

Recent Accounting Pronouncements - In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. This statement had no impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company currently has no guarantees that would be required to be recognized, measured or disclosed under this Interpretation.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is not a party to any variable interest entities covered by the Interpretation.

Reclassifications - Certain items in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the presentation in the 2002 consolidated financial statements.

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

The transactions were accounted for under the purchase method of accounting. The excess of cost over fair value of net assets acquired was $7,700 for these two transactions was being amortized over twelve years. At December 31, 2000, the allocation of purchase price was preliminary pending final valuation of the fair market value of the assets acquired and the liabilities assumed. The allocation of purchase price was completed during the quarter ended March 31, 2001. An adjustment was recorded increasing the excess of cost over fair value of assets acquired and decreasing office properties and equipment for $985.

As noted previously, the Company adopted SFAS No. 147 on October 1, 2002. As a result, the Company reclassified the excess of cost over fair value of net assets acquired of $7,680 to goodwill and ceased amortization. In 2002, the Company, utilizing an independent third party specialist, tested the goodwill for impairment. Based on this analysis, no impairment existed.

4. INVESTMENTS HELD TO MATURITY
In 2002, the Company sold $15,600 of FHLB and FHLMC bonds, representing its entire portfolio of zero coupon agency securities, previously classified as held to maturity, at a net loss of $709. The Company executed the transaction to improve the interest-rate risk characteristics of the Bank's balance sheet. The Company reclassified its remaining held to maturity investments to available for sale.

Investments held to maturity at December 31, 2001 consisted of the following:


                                                Held to Maturity
                                                December 31, 2001
                                  ----------------------------------------------
                                               Gross       Gross
                                  Amortized  Unrealized  Unrealized  Approximate
                                    Cost       Gains       Losses    Fair Value
                                  ----------------------------------------------
FHLB and FHLMC Bonds -
  More than 10 years              $15,201                 $   793     $14,408
Municipal bonds - 5 to 10 years       777     $    12                     789
  More than 10 years               47,846         294         779      47,361
                                  -------------------------------------------
Total                             $63,824     $   306     $ 1,572     $62,558
                                  ===========================================

5. INVESTMENTS AVAILABLE FOR SALE
A comparison of cost and approximate fair value of investments, by maturity, is as follows:

                                               Available for Sale
                                                December 31, 2002
                                  ----------------------------------------------
                                               Gross       Gross
                                  Amortized  Unrealized  Unrealized  Approximate
                                    Cost       Gains       Losses    Fair Value
                                  ----------------------------------------------

Municipal bonds - 1 to 5 years       $   511   $    30                 $   541
Municipal bonds - 5 to 10 years          255         1                     256
Municipal bonds more than 10 years    50,651       839   $   162        51,328
Mutual funds                           1,569                             1,569
Capital trust securities               7,457                 789         6,668
Equity investments                     3,864     1,222                   5,086
Other                                    791                               791
                                     -----------------------------------------
Total                                $65,098   $ 2,092   $   951       $66,239
                                     =========================================


                                               Available for Sale
                                                December 31, 2001
                                  ----------------------------------------------
                                               Gross       Gross
                                  Amortized  Unrealized  Unrealized  Approximate
                                    Cost       Gains       Losses    Fair Value
                                  ----------------------------------------------
Mutual funds                       $ 1,530                             $ 1,530
Capital trust securities             9,077                 $ 1,037       8,040
Equity investments                   4,528   $   467             6       4,989
Other                                1,519                               1,519
                                   -------------------------------------------
Total                              $16,654   $   467       $ 1,043     $16,078
                                   ===========================================

Proceeds from the sale of investments available for sale during the year ended December 31, 2002 were $17,101 resulting in gross gains of $172 and gross losses of $709. Proceeds from the sale of investments available for sale during the year ended December 31, 2001 were $17,330 resulting in gross gains of $221 and gross losses of $311. Proceeds from the sale of investments available for sale during the year ended December 31, 2000 were $833 resulting in a gain of $333.

During the year ended December 31, 2001, the Company recognized an other-than-temporary impairment on certain investment securities resulting in a charge to operations of $125. No additional charges were taken on such investments during the year ended December 31, 2002.

6. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
Mortgage-backed securities available for sale are summarized as follows:

                                                             Available for Sale
                                                              December 31, 2002
                                                 ----------------------------------------------
                                                               Gross       Gross
                                                 Amortized  Unrealized  Unrealized  Approximate
                                                    Cost       Gains       Losses    Fair Value
                                                 ----------------------------------------------
Agency pass-through certificates                  $294,095   $  7,301   $     20       $301,376
Agency real estate mortgage investment conduits     38,362        342         11         38,693
Non-agency collateralized mortgage obligations      29,412        163         73         29,502
                                                  ---------------------------------------------
Total                                             $361,869   $  7,806   $    104       $369,571
                                                  =============================================

                                                               Available for Sale
                                                                December 31, 2001
                                                  ----------------------------------------------
                                                               Gross       Gross
                                                  Amortized  Unrealized  Unrealized  Approximate
                                                    Cost       Gains       Losses    Fair Value
                                                  ----------------------------------------------
Agency pass-through certificates                  $287,503   $  3,707   $    671      $290,539
Agency collateralized mortgage obligations           3,904                               3,904
Agency real estate mortgage investment conduits      4,591        182                    4,773
                                                  ---------------------------------------------
Total                                             $295,998   $  3,889   $    671      $299,216
                                                  =============================================

Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2002 were $93,725 resulting in a gain of $823. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2001 were $39,994, resulting in a gain of $249. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2000 were $17,617, resulting in a gain of $173.

7. LOANS RECEIVABLE

Loans receivable consist of the following:

                                                         December 31,
                                                       2002         2001
                                                    -----------------------
Mortgage loans:
  1-4 Family residential                            $ 125,827    $ 125,504
  Commercial real estate                               92,760       62,532
Home equity lines of credit and improvement loans      28,525       20,923
Commercial loans                                       26,557       28,866
Construction loans - net                               28,446       23,677
Loans on savings accounts                                 505          637
Consumer loans                                          1,034          879
                                                    -----------------------
           Total loans                                303,654      263,018
Plus unamortized premiums                                 144          267
Less:
  Net discounts on loans purchased and
    loans acquired through merger                         (12)         (13)
  Deferred loan fees                                   (1,614)      (1,541)
  Allowance for loan losses                            (2,209)      (2,511)
                                                    -----------------------
Total                                               $ 299,963    $ 259,220
                                                    ======================

The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania and the four adjoining counties and the state of Delaware. The Company occasionally purchases loans in Pennsylvania, New Jersey and Delaware. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

Originated or purchased commercial real estate loans totaled $92,760 and $62,532 at December 31, 2002 and 2001, respectively. Of the commercial real estate loans, as of December 31, 2002 and 2001, $28,759 and $20,935 are collateralized by multi-family residential property; $64,001 and $41,597 by other commercial use property, respectively.

At December 31, 2002, 2001 and 2000, the Company was servicing loans for others amounting to $32,059, $15,624 and $8,745, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Such income amounted to $41, $23 and $19 for the years ended December 31, 2002, 2001 and 2000, respectively. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $458, $296 and $168 at December 31, 2002, 2001 and 2000,
respectively.

Following  is a summary  of  changes  in the  allowance  for loan losses:

                                                      Year Ended December 31,
                                                     2002       2001       2000
                                                  -----------------------------
Balance, beginning                                $ 2,511    $ 1,682    $ 1,234
Provision                                             702        847        480
Charge-offs, net                                   (1,004)       (18)       (32)
                                                  -----------------------------
Balance, ending                                   $ 2,209    $ 2,511    $ 1,682
                                                  =============================

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2002 and 2001, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

                                                   December 31,
                                                  2002       2001
                                                ------------------

Impaired loans without a valuation allowance    $     -     $    -
Impaired loans with a valuation allowance       $     -     $2,830
                                                ------------------
Total impaired loans                            $     -     $2,830
                                                ------------------
Valuation allowance related to impaired loans   $     -     $  707
                                                ==================

                                                      Year Ended December 31,
                                                       2002     2001   2000
                                                     ----------------------
Average impaired loans                               $1,179   $2,830   $303
Interest income recognized on impaired loans              -        -     27

No cash basis interest income was recognized in 2002, 2001 or 2000 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $506 and $3,178 at December 31, 2002 and 2001, respectively. There were no accruing loans 90 days or more delinquent or troubled debt restructurings. No additional funds are committed to be advanced in connection with impaired loans.

The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 2002 fixed rate loans and mortgage-backed securities were approximately $444,300, and adjustable interest rate loans and mortgage-backed securities were approximately $225,200.

As of December 31, 2002, the Company had approximately $38,703 in outstanding loan commitments with interest rates ranging from 3.75% to 8.50%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $711, $1,099 and $1,088 at December 31, 2002, 2001 and 2000, respectively.
Originations to these persons were $88, $95 and $28 for the years ended December 31, 2002, 2001 and 2000, respectively. Loan repayments for the years ended December 31, 2002, 2001 and 2000 were $476, $84 and $107, respectively.

8. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized by major classification as follows:

                                                            December 31,
                                                           2002        2001
                                                       --------------------
Land                                                   $  1,668    $  1,668
Buildings                                                 4,188       4,188
Furniture and equipment                                   6,630       5,596
Leasehold improvements                                      639         439
                                                       --------------------
           Total                                         13,125      11,891
Accumulated depreciation and amortization                (6,779)     (5,551)
                                                       --------------------
Net                                                    $  6,346    $  6,340
                                                       ====================


The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002 are as follows:

            December 31:
            2003                                                $  188
            2004                                                   134
            2005                                                   125
            2006                                                   112
            2007                                                   108
            Thereafter                                             439
                                                                ------
            Total minimum future rental payments                $1,106
                                                                ======

The leases contained options to extend for periods from five to fourteen years. The cost in such rentals is not included in the above. Leasehold expense was approximately $231, $229 and $94 for the years ended December 31, 2002, 2001 and 2000, respectively.

9. DEPOSITS
Deposits consist of the following major classifications:

                                               December 31,
                                      2002                     2001
                              --------------------------------------------
                                          Weighted                 Weighted
                                          Interest                 Interest
                                Amount      Rate         Amount      Rate
                              --------------------------------------------
Checking accounts             $ 91,584      1.32%      $ 47,372      1.08%
Money Market accounts           44,191      1.46         40,029      2.17
Passbook accounts              124,660      1.58        109,257      2.48
Certificate accounts           232,445      3.55        234,925      4.38
                              --------------------------------------------
Total                         $492,880      2.45%      $431,583      3.33%
                              ============================================


At December 31, 2002 and 2001, the Company had deposits of $100 or greater totaling approximately $115,840 and $72,450, respectively. Deposits in excess of $100 may not be federally insured.

While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

                                                                December 31,
                                                              2002       2001
                                                           -------------------
1 year or less                                             $154,382   $169,258
1 year - 3 years                                             43,007     41,022
3 years - 5 years                                            35,056     24,645
                                                           -------------------
Total                                                      $232,445   $234,925
                                                           ===================

Interest expense on deposits is as follows:

                                                   Year Ended December 31,
                                                 2002        2001        2000
                                             --------------------------------
Checking and Money Market accounts           $  1,860    $  1,620    $    996
Passbook accounts                               2,409       2,982       3,215
Certificate accounts                            9,144      12,875      11,687
Early withdrawal penalties                        (20)        (27)        (32)
                                             --------------------------------
Total                                        $ 13,393    $ 17,450    $ 15,866
                                             ================================

10. FHLB ADVANCES AND OTHER BORROWINGS
A summary of advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh follows:

                                                                           December 31,
                                                                   2002                  2001
                                                             --------------------------------------
                                                                      Weighted             Weighted
                                                                      Interest             Interest
                                                               Amount   Rate        Amount   Rate
                                                             --------------------------------------
Advances from FHLB due by December 31, 2003                  $ 44,000   1.37 %
Advances from FHLB due by December 31, 2007 and thereafter    176,884   5.32 %    $176,884   5.32 %
                                                             --------------------------------------
Total                                                        $220,884   4.53 %    $176,884   5.32 %
                                                             ======================================

The advances are collateralized under a blanket collateral lien agreement. Advances due by December 31, 2003 include $39,000 borrowed under an overnight line of credit. Advances due by December 31, 2007 and thereafter for December 31, 2002 and 2001 include $175,000 of convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. At December 31, 2002, $105,000 are convertible quarterly at the option of the FHLB.

The Company has other borrowings of $3,650 and $1,000 at December 31, 2002 and 2001 respectively, from an unaffiliated lender. The borrowing carries a variable interest rate, which was 5% at December 31, 2002 and is payable on demand.

11. INCOME TAXES
The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs. Retained earnings at December 31, 2002 and 2001 include approximately $5,400 in allocations of earnings for bad debt deductions of the Bank for which no income tax has been provided.

Income tax expense consists of the following components:

Year Ended December 31:                    Federal       State     Total
                                          --------------------------------
  2002                                    $1,014          $20      $1,034
  2001                                       628           24         652
  2000                                     1,435                    1,435

The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

                                              Year Ended December 31,
                                     2002               2001               2000
                               -------------------------------------------------------
                                Amount   Percent   Amount   Percent   Amount   Percent
                               -------------------------------------------------------
Tax at federal tax rate        $ 2,018    34.0 %  $ 1,476    34.0 %  $ 2,257    34.0 %
Tax-exempt income               (1,035)    (17.4)    (880)    (20.3)    (864)  (13.0)
State income tax expense,
  net of  federal income tax        12       0.2       15       0.3
Other                               39       0.6       41       1.0       42     0.6
                               -----------------------------------------------------
Total                          $ 1,034    17.4 %  $   652    15.0 %  $ 1,435    21.6 %
                               =====================================================


Items that give rise to significant portions of the deferred tax accounts are as follows:


                                                                       December 31,
                                                                     2002       2001
                                                                  ------------------
Deferred tax assets:
  Deferred loan fees                                              $   549    $   524
  Allowance for loan losses                                         1,304        869
  Reserve for uncollected interest                                     10         99
  Supplemental pension and other retirement accruals                  748        660
  Capital loss carryforward                                           314
  Partnership investments                                              91
                                                                  ------------------
                                                                    3,016      2,152
                                                                  ------------------
Deferred tax liabilities:
  Unrealized gain on investments and mortgage-backed securities    (3,007)      (899)
  Office properties and equipment                                      (8)      (138)
  Other                                                              (164)      (371)
                                                                  ------------------
                                                                   (3,179)    (1,408)
                                                                  ------------------
Total                                                             $  (163)   $   744
                                                                  ==================

12. REGULATORY CAPITAL REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). As of December 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                              Well-Capitalized
                                               Required for      Under Prompt
                                             Capital Adequacy Corrective Action
                                Actual         Purposes         Provisions
                           -----------------------------------------------------
                           Amount   Ratio    Amount  Ratio    Amount    Ratio
                           -----------------------------------------------------
At December 31, 2002:
Tangible                  $54,349   6.93 %  $11,770   1.5 %      N/A      N/A
Core (Leverage)            54,349   6.93     31,387   4.0    $39,235      5.0 %
Tier 1 risk-based          54,349  14.44        N/A   N/A     47,082      6.0
Total risk-based           56,559  15.03     30,108   8.0     37,635     10.0

                                                              Well-Capitalized
                                               Required for      Under Prompt
                                             Capital Adequacy Corrective Action
                                Actual         Purposes         Provisions
                           -----------------------------------------------------
                           Amount   Ratio    Amount  Ratio    Amount    Ratio
                           -----------------------------------------------------
At December 31, 2001:
Tangible                  $51,892   7.64 %  $10,183   1.5 %     N/A       N/A
Core (Leverage)            51,892   7.64     27,156   4.0   $33,943       5.0 %
Tier 1 risk-based          51,892  17.34        N/A   N/A    40,732       6.0
Total risk-based           54,403  18.18     23,940   8.0    29,925      10.0

Capital at December 31, 2002 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $8,411 representing the exclusion of unrealized gains on securities available for sale, the exclusion of goodwill, intangible and other disallowed assets of $6,019 and $7,620 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

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

Federal banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends, which may be paid at any date, is generally limited to the earnings of the Bank for the year to date plus retained earnings for the prior two fiscal years net of any prior capital distributions, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

13. PROFIT-SHARING PLAN
The Company maintains a 401(k) profit-sharing plan for eligible employees, which provides for employee pre-tax contributions with matching contributions at the discretion of the Board of Directors. Matching contributions were $82, $75 and $60 for the years ended December 31, 2002, 2001 and 2000, respectively.

14. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")
As part of the conversion and reorganization, in July 1998, the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP as a liability. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, Employers' Accounting for

Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential is charged or credited to equity as additional paid-in-capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 2002, 188,550 shares were committed to be released of which 41,900 shares had not yet been allocated to participant accounts. The Company recorded compensation and employee benefit expense related to the ESOP of $477, $390 and $303 for the years ended December 31, 2002, 2001 and 2000 respectively.


15. OTHER EMPLOYEE BENEFITS
Stock Option Plans - During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Stock Option Plan. Common stock totaling 785,637 shares has been reserved for issuance under the Plan. An aggregate of 732,985 shares have been granted to the Company's executive officers, non-employee directors and other key employees subject to vesting and other provisions of the Plan.

At December 31, 2002, options outstanding under a prior plan were 5,551 with an exercise price of $2.07.

The following table summarizes transactions regarding the stock option plans

                                                            Weighted Weighted
                                                            Average  Average
                                   Number of     Exercise   Exercise Remaining
                                    Option        Price     Price    Contractual
                                    Shares        Range     Per Share   Life
                                  ----------------------------------------------
Outstanding at January 1, 2000     668,608   $ 1.80- $8.94    $ 8.07
                                  ----------------------------------
    Granted                         35,500   $ 6.25- $8.00    $ 6.79
                                  ----------------------------------

Outstanding at December 31, 2000   704,108   $ 1.80- $ 8.94   $ 8.13  102 months
                                  ----------------------------------------------
Exercisable at December 31, 2000   569,753   $ 1.80- $ 8.94   $ 8.07
                                  ----------------------------------
    Granted                          1,500           $ 9.55   $ 9.55
                                  ----------------------------------
    Exercised                       62,402   $ 1.80- $ 6.25   $ 2.02
                                  ----------------------------------
Outstanding at December 31, 2001   643,206   $ 2.07- $ 9.55   $ 8.72   96 months
                                  ----------------------------------------------
Exercisable at December 31, 2001   662,647   $ 2.07- $ 9.55   $ 8.77
                                  ----------------------------------
    Granted                         94,000   $10.86- $11.71   $11.60
                                  ----------------------------------
    Exercised                       25,667   $ 6.25- $ 7.00   $ 6.69
                                  ----------------------------------
Outstanding at December 31, 2002   711,536   $ 2.07- $11.71   $ 9.18   88 months
                                  ----------------------------------------------
Exercisable at December 31, 2002   653,535   $ 2.07- $11.71   $ 8.97
                                  ----------------------------------

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                                                                       Year Ended December 31,
                                                                                   2002         2001         2000
                                                                                -------------------------------
Net income, as reported                                                         $ 4,902    $ 3,688      $ 5,201
Deduct: Total stock-based employee compensation expense determined
   under fair value based method for all awards, net of related tax effects        (310)        (4)         (72)
                                                                                -------------------------------
Pro forma net income                                                            $ 4,592    $ 3,684      $ 5,129
                                                                                ===============================
Earnings per share:
   Basic-as reported                                                            $  0.90    $  0.58      $  0.76
   Basic-pro forma                                                                 0.85       0.58         0.75
   Diluted-as reported                                                             0.89       0.57         0.75
   Diluted-pro forma                                                               0.83       0.57         0.74
   Weighted  average  fair value of options  granted  during the period         $  3.98    $  2.69      $  2.04

The Black-Scholes option-pricing model was used to determine the grant date fair value of options. Significant assumptions used to calculated the above fair value of the awards are as follows:

                                           Year Ended December 31,
                                          2002       2001       2000
                                        ------------------------------
Risk free interest rate of return         4.02%      4.90%      5.15%
Expected option life (months)              120        120        120
Expected volatility                      31.21%     26.07%     21.83%
Expected dividends                        3.07%      3.20%      3.00%

Restricted Stock Plan - During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Restricted Stock Plan ("RSP"). There are 314,254 shares authorized under the RSP. As of December 31, 2002 and 2001, the Company had outstanding awards aggregating 249,460 shares to the Company's Board of Directors, executive officers and other key employees subject to vesting and other provisions of the RSP. At December 31, 2002 and 2001, the deferred cost of the unearned RSP shares totaled $1,137 and $1,565, respectively, and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over a five year vesting period for executive officers and other key employees and over a four-year vesting period for non-employee directors. For the years ended December 31, 2002, 2001 and 2000, the Company recognized compensation and employee benefit expense of $428, $460 and $518, respectively, related to the RSP.

Supplemental Retirement Benefits - In November 1995, the Company entered into a Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $65, $69 and $207 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. SHAREHOLDER RIGHTS PLAN
On September 13, 1999, the Company's Board of Directors adopted a Shareholder Rights Plan. Under the Plan, each shareholder of record at the close of business on September 30, 1999 received a dividend distribution of one Right for each outstanding share of common stock. The Rights expire on September 13, 2009 and thereafter have no further value. They are redeemable by the Board of Directors at a price of $.01 per Right at any time within the ten-year period until a person or group has acquired 15% or more of the then outstanding common stock. The rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% of the common stock.

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

17. CAPITAL SECURITIES
On March 26, 2002, the Company formed a wholly-owned subsidiary, Thistle Group Holdings Capital Trust I, a Delaware business trust (the "Trust"). On April 10, 2002, the Trust sold $10.0 million of pooled floating rate capital securities (the "Capital Securities") to MM Community Funding III, Ltd., an unaffiliated entity, with a stated value and liquidation preference of $1,000 per share. The obligations of the Trust under the Capital Securities are fully and unconditionally guaranteed by the Company and the Trust has no independent operations. The entire proceeds from the sale of the Capital Securities were used by the Trust to invest in floating rate junior subordinated debt securities of the Company (the "Junior Subordinated Debt"). The Junior Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Junior Subordinated Debt is the sole asset of the Trust.

Interest on the Capital Securities is cumulative and payable semi-annually in arrears. The Capital Securities mature in April 2032. The Company has the right to optionally redeem the Junior Subordinated Debt prior to the maturity date, but no sooner than five years after the issuance, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, on the redemption date. Upon the occurrence of certain events, the Company has the right to redeem the Junior Subordinated Debt in whole, but not in part, at a special redemption price before five years have elapsed. Proceeds from any redemption of the Junior Subordinated Debt will cause a mandatory redemption of Capital Securities having an aggregate liquidation amount equal to the principal amount of the Junior Subordinated Debt redeemed.

Additionally, under the terms of the Junior Subordinated Debt, the Company will have the right, with certain limitations, to defer the payment of interest on the Junior Subordinated Debt at any time for a period not exceeding twenty consecutive quarterly periods. Consequently, distributions on the Capital Securities would be deferred and accumulate interest, compounded quarterly. The Capital Securities were issued without registration under the Securities Act of 1933, as amended, in reliance upon an exemption from registration as provided by Regulation S. At December 31, 2002, the interest rate on the capital securities and junior subordinated debt was 5.32%.

18. TENDER OFFER
The Company completed an Issuer Tender Offer, repurchasing 1,129,000 shares at a price of $13.00 per share, during the year ended 2002. Shares acquired have been retained as treasury stock and will be available to issue for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for Directors.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                  December 31,
                                                            2002                2001
                                                  -----------------------------------------
                                                    Carrying    Fair     Carrying     Fair
                                                    Amount      Value     Amount      Value
                                                  -----------------------------------------
Assets:
  Cash and cash equivalents                       $ 24,660   $ 24,660   $ 22,723   $ 22,723
  Investments held to maturity                                            63,824     62,558
  Investments available for sale                    66,239     66,239     16,078     16,078
  Mortgage-backed securities available for sale    369,571    369,571    299,216    299,216
  Trading securities                                43,714     43,714     14,261     14,261
  Loans receivable                                 299,963    305,002    259,220    263,526
  Federal Home Loan Bank stock                      12,497     12,497      8,844      8,844
Liabilities:
  Checking, Money Market
    and Passbook accounts                          260,435    260,435    196,658    196,658
  Certificate accounts                             232,445    236,172    234,925    240,825
  FHLB Advances                                    220,884    243,649    176,884    185,579
  Other borrowings                                   3,650      3,650      1,000      1,000

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment, Mortgage-backed and Trading Securities - Fair values are based on quoted market prices or dealer quotes.

Loans Receivable - Fair values are based on broker quotes.

Federal Home Loan Bank Stock - Although FHLB Stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value.

Checking, Money Market, Passbook and Certificate Accounts - The fair value of Checking, Money Market and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts is estimated using rates currently offered for similar maturities.

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

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. PARENT COMPANY FINANCIAL INFORMATION
Condensed financial statements of Thistle Group Holdings, Co. are as follows:
Condensed Statements of Financial Condition

                                                  December 31,
                                                 2002       2001
                                             -------------------
Assets:
  Cash and cash equivalents                  $  2,047   $  1,324
  Investments available-for-sale                2,973      3,623
  Investment in subsidiaries                   90,234     82,344
  Loans receivable                              5,536      6,383
  Prepaid expenses and other assets               418        237
                                             -------------------
           Total assets                      $101,208   $ 93,911
                                             ===================
Liabilities and Stockholders' Equity:
  Subordinated debt                          $ 10,310
  Other borrowings                             12,937   $  7,000
  Dividends payable                               473        528
  Other liabilities                             1,089        928
                                             -------------------
           Total liabilities                   24,809      8,456
Stockholders' equity                           76,399     85,455
                                             -------------------
Total liabilities and stockholders' equity   $101,208   $ 93,911
                                             ===================


Condensed Statements of Income

                                                       Year Ended December 31,
                                                      2002       2001      2000
                                                   ----------------------------
Income:
  Interest on loans                                $   535    $   512   $   615
  Interest and dividends on investments                 59        118       202
  Gain on sale of investments                                     195
  Other miscellaneous income                           182        178         8
                                                   ----------------------------
           Total income                                776      1,003       825
                                                   ----------------------------
Interest on other borrowings                           896        332       275
                                                   ----------------------------
Operating expenses                                     923        351       354
                                                   ----------------------------
(Loss) income before income taxes and
  equity in undistributed income of subsidiaries    (1,043)       320       196
Income tax (benefit) expense                          (363)        87        80
                                                   ----------------------------
(Loss) income before equity in undistributed
  income of subsidiaries                              (680)       233       116
Equity in undistributed income
  of subsidiaries                                    5,582      3,455     5,085
                                                   ----------------------------
Net income                                         $ 4,902    $ 3,688   $ 5,201
                                                   ============================

Condensed Statements of Cash Flows

                                                                        Year Ended December 31,
                                                                     2002        2001        2000
                                                                 --------------------------------
Operating activities:
         Net income                                              $  4,902    $  3,688    $  5,201
         Adjustments to reconcile net income to net cash
           provided by (used in) operating activities:
             Equity in undistributed earnings of subsidiary        (5,582)     (3,455)     (5,085)
             Gain on sale of investments                                         (195)
             Increase in other assets                                (181)        (60)       (266)
             Increase in other liabilities                             18         427         139
                                                                 --------------------------------
           Net cash provided by (used in) operating activities       (843)        405         (11)
                                                                 --------------------------------
Investing activities:
  Purchase of investments                                             847                     (50)
  Decrease in loans receivable                                                   879          937
  Proceeds from the sale of investments                                          795
  Return of capital and calls of investments                          910
  Dividends received from subsidiaries                              3,262       2,431       3,000
                                                                 --------------------------------
           Net cash provided by investing activities                5,019       4,105       3,887
                                                                 --------------------------------
Financing activities:
  Issuance of trust preferred securities                           10,310
  Net increase in other borrowings                                  5,937       3,250         750
  Capital contribution to subsidiary                                 (310)                 (2,000)
  Purchase of treasury stock                                      (17,695)     (5,390)     (4,857)
  Dividends paid                                                   (1,907)     (2,048)     (1,906)
  Net proceeds from exercise of stock options                         212
                                                                 --------------------------------
           Net cash used in financing activities                   (3,453)     (4,188)     (8,013)
                                                                 --------------------------------
Increase (decrease) in cash                                           723         322      (4,137)
Cash, beginning of year                                             1,324       1,002       5,139
                                                                 --------------------------------
Cash, end of year                                                $  2,047    $  1,324    $  1,002
                                                                 ================================

21. CONTINGENCIES
The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements.

During 2002, the Company executed a Standstill Agreement with a shareholder group (the "Group Members"). The primary terms of the agreement include the following. The Company made a cash payment of $75 to the Group Members. The Group Members withdrew and released two lawsuits that were pending in the Court of Common Pleas, Philadelphia, Pennsylvania, against the Company and each of its directors. Additionally, each Group Member agreed to enter into the agreement and to refrain from purchasing or otherwise acquiring the beneficial ownership of any shares of capital stock of the Company for a period of five years. The Company agreed to repurchase approximately 97,000 shares of its common stock held by Group Members at $12.50 per share. In connection with the agreement and repurchase of shares, the Company recognized a charge of $116 net of tax in 2002. Such agreement will remain in effect for a period of five years.

22. QUARTERLY FINANCIAL DATA (Unaudited)
Unaudited quarterly financial data for the years ended December 31, 2002 and 2001 is as follows:

                                                             2002                                       2001
                                          --------------------------------------------------------------------------------------
                                            First     Second      Third     Fourth       First    Second      Third      Fourth
                                          Quarter(1) Quarter(1)  Quarter(1) Quarter     Quarter   Quarter    Quarter     Quarter
                                          --------------------------------------------------------------------------------------

Interest income                            $ 10,528   $ 10,778   $ 11,125   $ 10,636   $ 11,650   $ 11,295   $ 11,186   $ 10,897
Interest expense                              5,830      5,920      5,876      5,736      7,155      7,052      6,716      6,308
                                          --------------------------------------------------------------------------------------

Net interest income                           4,698      4,858      5,249      4,900      4,495      4,243      4,470      4,589
Provision for loan losses                       150        200        150        202        120        120        187        420(2)
                                          --------------------------------------------------------------------------------------

Net interest income after
  provision for loan losses                   4,548      4,658      5,099      4,698      4,375      4,123      4,283      4,169
                                          --------------------------------------------------------------------------------------

Non-interest income (loss)                      602        949      1,041        696        432        876      1,210       (218)(2)
Non-interest expense                          3,781      4,013      4,492      4,069      3,652      3,598      3,853      3,807
                                          --------------------------------------------------------------------------------------

Income before taxes                           1,369      1,594      1,648      1,325      1,155      1,401      1,640        144
Provision for income taxes                      238        278        287        231        179        256        372       (155)
                                          --------------------------------------------------------------------------------------

Net income                                 $  1,131   $  1,316   $  1,361   $  1,094   $    976   $  1,145   $  1,268   $    299
                                           =====================================================================================

Amortization of goodwill (net of tax)                                                       153        148        139        180
                                                                                       -----------------------------------------
Pro forma net income                                                                   $  1,129   $  1,293   $  1,407   $    479
                                                                                       -----------------------------------------
Per share:
  Earnings per share - basic               $   0.18   $   0.22   $   0.28   $   0.23   $   0.15   $   0.17   $   0.20   $   0.05
  Earnings per share - diluted                 0.18       0.22       0.27       0.22       0.15       0.17       0.20       0.05

  Pro forma earnings per share - basic                                                     0.16       0.19       0.21       0.07
  Pro forma earnings per share - diluted                                                   0.17       0.20       0.22       0.08


Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

(1) As required by SFAS No. 147, the Company retroactively ceased amortization beginning as of January 1, 2002 and restated earnings for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002. The
     Company previously reported net income for the quarterly periods ended March 31, 2002, June 30, 2002, and September 30, 2002 of $992, $1,135, and
     $1,210, respectively, which included amortization, net of tax of $149, $144, and $148, respectively.

(2) During the fourth quarter of 2001, the Company sold and realized a pre-tax net loss on certain available for sale securities of $200,000 and recorded write downs on the carrying values of certain other available for sale securities and other assets totaling $469,000 on a pre-tax basis. Additionally, due to economic conditions and changes in the Company's loan mix, a fourth quarter review of the allocation of the allowance for loan losses by loan category was performed resulting in a pre-tax addition to the provision of $300,000.

STOCK MARKET INFORMATION

Shares of the Company's common stock have been quoted on the Nasdaq National Market under the symbol "THTL" since July 14, 1998. The following table sets forth the high and low closing sale prices and cash dividends paid for the common stock for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

                                         2002                              2001
                          --------------------------------------------------------------------
                          First    Second   Third    Fourth  First   Second   Third    Fourth
                          Quarter  Quarter  Quarter  Quarter Quarter Quarter  Quarter  Quarter
                          --------------------------------------------------------------------
Common stock price
range of the Company:
    High                   12.59    13.05    11.65    12.00   9.81     9.65     10.40    9.90
    Low                     9.50    11.25    10.26    10.13   7.94     9.20      8.10    9.01
  Dividend paid per share   0.08     0.08     0.08     0.09   0.07     0.07      0.07    0.08

There were 848 holders of record of the Company's common stock as of February 24, 2003. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank's ability to pay dividends to the Company is restricted by federal banking regulations. See note 12 to the Consolidated Financial Statements.